As filed with the Securities and Exchange Commission on December 17, 2002
                                                             File No. 333-100132
                                                                        811-7972

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            PRE-EFFECTIVE AMENDMENT 1


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                                 AMENDMENT NO. 4


                   Lincoln Benefit Life Variable Life Account
                           (Exact Name of Registrant)

                          Lincoln Benefit Life Company
                               (Name of Depositor)

                                 P. O. BOX 82532
                             LINCOLN, NE 68501-2532
              (Address of Depositor's principal executive offices)

                                William F. Emmons
                          Lincoln Benefit Life Company
                             2940 South 84th Street
                             Lincoln, NE 68506-4142

                                 1-800-865-5237

                     (Name and address of agent for service)

Copy to: Joan E. Boros
         Christopher S. Petito
         Jorden Burt, LLP
         1025 Thomas Jefferson Street, Suite 400-East
         Washington, D.C. 20007

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24 of the Investment Company Act of 1940.

             Consultant Protector Variable Universal Life Prospectus


           Flexible Premium Variable Universal Life Insurance Policies

                                   Issued by:
                          Lincoln Benefit Life Company

                               In connection with:
                   Lincoln Benefit Life Variable Life Account

                                 Street Address:
                             2940 South 84th Street
                             Lincoln, NE 68506-4142

                                Mailing Address:
                                                  P. O. Box 82532
                             Lincoln, NE 68501-2532


                        Telephone Number: 1-800-865-5237


         This Prospectus describes information you should know before you purchase the Consultant Protector Flexible Premium Variable Universal Life Insurance Policy. Please read it carefully and retain it for your records.

         This Policy is designed to provide both life insurance protection and flexibility in connection with Premium payments and Death Benefits. Subject to certain restrictions, you may vary the frequency and amount of Premium payments and increase or decrease the level of life insurance benefits payable under the Policy. The Policy may be unavailable for sale in some states. In addition, it may not be advantageous for you to replace existing insurance coverage or buy additional insurance coverage if you already own a variable life insurance policy.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Prospectus is                        , 2002

                                TABLE OF CONTENTS

SUMMARY...................................................................................................
     Description of the Policy and Policy Benefits........................................................
     Risks of the Policy..................................................................................
     The Portfolios And Associated Risks..................................................................
FEE TABLES................................................................................................
     Transaction Fees.....................................................................................
     Periodic Charges Other Than Portfolio Operating Expenses.............................................
     Optional Benefit Charges.............................................................................
     Individual Portfolio Annual Operating Expenses.......................................................
PURCHASE OF POLICY AND PREMIUMS...........................................................................
     Application for a Policy.............................................................................
     Premium Payments.....................................................................................
     Premium Limits.......................................................................................
     Safety Net Premium...................................................................................
     Modified Endowment Contracts.........................................................................
     Allocation of Premiums...............................................................................
POLICY VALUE..............................................................................................
     General..............................................................................................
     Accumulation Units...................................................................................
     Accumulation Unit Value..............................................................................
     Postponement of Payments.............................................................................

TRANSFERS.................................................................................................
     General..............................................................................................
     Transfers Authorized by Telephone....................................................................
     Dollar Cost Averaging................................................................................
     Portfolio Rebalancing................................................................................
     Excessive Trading Limits.............................................................................
INVESTMENT AND FIXED ACCOUNT OPTIONS......................................................................
     The Subaccounts and the Portfolios...................................................................
     Voting Rights........................................................................................
     Additions, Deletions and Substitutions of Securities.................................................
     The Fixed Account....................................................................................
DEATH BENEFITS AND OPTIONAL INSURANCE BENEFITS............................................................
     Death Benefits.......................................................................................
     Death Benefit Options................................................................................
     Change to Death Benefit Option.......................................................................
     Change to Face Amount................................................................................
     Optional Insurance Benefits..........................................................................
POLICY LOANS..............................................................................................
     General..............................................................................................
     Loan Interest........................................................................................
     Loan Repayment.......................................................................................
     Pre-Existing Loan....................................................................................
     Effect on Policy Value...............................................................................
SURRENDERS AND WITHDRAWALS................................................................................
     Surrenders...........................................................................................
     Partial Withdrawal...................................................................................
SETTLEMENT OPTIONS........................................................................................
MATURITY..................................................................................................
LAPSE AND REINSTATEMENT...................................................................................
     Lapse and Grace Period...............................................................................
     Reinstatement........................................................................................
CANCELLATION AND CONVERSION RIGHTS........................................................................
     Free Look" Period....................................................................................
     Conversion...........................................................................................
CHARGES AND DEDUCTIONS....................................................................................
     Premium Expense Charge...............................................................................
     Monthly Deduction....................................................................................
     Policy Fee...........................................................................................
     Administrative Expense Charge........................................................................
     Mortality and Expense Risk Charge....................................................................
     Cost of Insurance Charge.............................................................................
     Rider Charges........................................................................................
     Separate Account Income Taxes........................................................................
     Portfolio Charges....................................................................................
     Surrender Charge.....................................................................................
     Transfer Fee.........................................................................................
GENERAL POLICY PROVISIONS.................................................................................
     Beneficiaries........................................................................................
     Assignment...........................................................................................
     Dividends............................................................................................
ABOUT US..................................................................................................
     Lincoln Benefit Life Company.........................................................................
     The Separate Account.................................................................................
FEDERAL TAXES.............................................................................................
     Introduction.........................................................................................
     Taxation of the Company and the Separate Account.....................................................
     Taxation of Policy Benefits..........................................................................
     Modified Endowment Contracts.........................................................................
     Diversification Requirements.........................................................................
     Ownership Treatment..................................................................................

LEGAL PROCEEDINGS.........................................................................................
LEGAL MATTERS.............................................................................................
FINANCIAL STATEMENTS......................................................................................
ILLUSTRATIONS.............................................................................................
GLOSSARY OF SPECIAL TERMS.................................................................................




THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. LINCOLN BENEFIT LIFE COMPANY DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

         Capitalized terms used in this prospectus are defined where first used or in the Glossary beginning on page [ ] of this prospectus.

Description of the Policy and Policy Benefits

         1. What is a Flexible Premium Variable Universal Life Insurance Policy?

         Your Policy is designed to be flexible to meet your specific life insurance needs. Your Policy has a Death Benefit, Policy Value (both terms defined below) and other features of life insurance providing fixed benefits. Your Policy is a "flexible premium" policy because you have a great amount of flexibility in determining when and how much Premium you want to pay. Your Policy is a "variable" policy because the Death Benefit and Policy Value vary according to the investment performance of the Subaccounts to which you have allocated your Premiums. The Policy provides you with an opportunity to take advantage of any increase in your Policy Value but you also bear the risk of any decrease.

         2. What are the Premiums for this Policy?

         You have considerable flexibility as to the timing and amount of your Premiums. You have a required first year Premium for your Policy, which is based on your Policy's Face Amount and the Insured's age, sex and risk class. You do not have to pay the required Premium after the first Policy Year. However, to take advantage of the Safety Net Premium feature (discussed below), you must pay the cumulative Safety Net Premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Internal Revenue Code. For more information, please see "Purchase of Policy and Premiums" on page [ ]and "Federal Taxes" beginning on page [ ].

     You also may establish a planned periodic Premium. You are not required to pay the planned periodic Premium and Lincoln Benefit Life Company ("we", "us", "our" and "Lincoln Benefit") will not terminate your Policy merely because you did not.

         If you pay more Premium than permitted under section 7702A of the Internal Revenue Code, your Policy would be classified as a modified endowment contract, which would affect the federal income tax treatment of loans and withdrawals. For more information, see "Federal Taxes - Modified Endowment Contracts" on page [ ]

         3. What is the Safety Net Premium Feature?

         Unless otherwise required by your state, we agree to keep the Policy (including any riders) in force for a specified period, regardless of the investment performance of the Subaccounts, as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the cumulative Safety Net Premium amount shown in your Policy. If the Insured is age 60 or less at the Issue Date, the specified period is the first twenty Policy Years. Otherwise, it runs from the Issue Date until the next Policy Anniversary after the Insured's 80th birthday. In some states, the Safety Net Premium Period is less than twenty years as required by law. For additional discussion, see "Purchase of Policy and Premiums - Safety Net Premium" on page [ ].

         When the Safety Net Premium is not in effect, your Policy remains in force as long as the Net Surrender Value is large enough to pay the charges on your Policy as they come due and, in some states, you have not reached the Maturity Date. For more detail please see "Lapse and Reinstatement" on page [ ].

         4. How is my Policy Value Determined?

         Your Premiums are invested in one or more of the Subaccounts or allocated to the Fixed Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Subaccounts of the Separate Account, plus the values in the Fixed Account and the Loan Account. Your Policy Value depends on the investment performance of the Subaccounts and the amount of interest we credit to the Fixed Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We have summarized the charges imposed under the Policy in "Fee Tables" and described them in more detail in "Fees and Deductions" on page [ ]. For additional discussion of your Policy Value, please see "Policy Value" on page [ ].

         5. What are the Investment Choices for this Policy?


         The Policy currently offers forty-five (45) investment options, each of which is a Subaccount. You may invest in up to twenty-one (21) Subaccounts or twenty (20) Subaccounts plus the Fixed Account. Each Subaccount invests in a single Portfolio. See "Investment and Fixed Account Options - The Portfolios" on page [ ] for a listing of the Subaccounts currently available under the Policy. We also offer a Fixed Account option. You may transfer money among your investment choices, subject to restrictions. Please see "Risks of the Policy" on page [ ] and "Transfers - Excessive Trading Limits" on page [ ].


         6. How are my Premiums and Policy Value Allocated?

         Before your Premiums are allocated to the Policy Value, we deduct a Premium Expense Charge of 5.25%. For more detail, see "Charges and Deductions" on page [ ]. The amount remaining after the deduction of the Premium Expense Charge is called the Net Premium.

         When you apply for the Policy, you specify in your application how to allocate your Net Premiums. You may change your allocations at any time by notifying us in writing at the address on the front cover of this Prospectus. See "Purchase of Policy and Premiums - Allocation of Premiums" on page [ ].

         Generally, we allocate your initial Premiums to the Subaccounts and the Fixed Account when we have received your Premium and underwriting approval. We reserve the right, however, to delay the allocation of your initial Premium to the Subaccounts as described in "Premiums - Allocation of Premiums" on page [ ]. Furthermore, if outstanding requirements prevent us from placing your Policy in force, your Premiums are not allocated until you satisfy those requirements.

         We generally allocate your other Premiums to the Subaccounts and the Fixed Account as of the date we receive your Premiums in our home office. However, we reserve the right to delay the allocation of any Premium that requires underwriting.

         7. May I Transfer Policy Value Among the Subaccounts and the Fixed Account?

         You may transfer Policy Value among the Subaccounts and the Fixed Account by writing to or calling us at 1-800-865-5237. While you also may transfer amounts from the Fixed Account, certain restrictions may apply. While we currently are waiving the transfer fee, we reserve the right under your Policy to charge a transfer fee on certain transfers.

         In addition, you may use our automatic Dollar Cost Averaging Program or our Portfolio Rebalancing Program, though you may not use both at the same time. For additional information, please see "Transfers - Dollar Cost Averaging" on page [ ].

         8. What are the Death Benefit Options?

         While your Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Policy provides for two Death Benefit options you may choose between while the Insured is alive. Under Option 1, the Death Benefit is equal to the greater of your Policy's Face Amount or the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy's Face Amount plus the Policy Value on the Insured's date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charge. For additional information, please see "Policy Loans" on page [ ] and "Death Benefits and Optional Insurance Benefits" on page [ ].

         9. How is the Death Benefit paid?

         While the Policy is in force and when the Insured dies, we pay a Death Benefit to your Beneficiary. You or your Beneficiary may choose to receive the proceeds of the Policy in the form of a lump sum payment or over a period under an optional payment plan. The Death Benefit proceeds are reduced by any amount you owe us, such as outstanding loans, loan interest or unpaid charges. The proceeds may be increased, if for example, you have added a rider that provides an additional benefit. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

         10. Can I Increase or Decrease my Policy's Face Amount?

         Yes, you have considerable flexibility to increase or decrease your Policy's Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending a written request to us. Your requested increase must be at least $10,000. If you request an increase, you must provide evidence of insurability to us that meets our standards. An increase in the Face Amount increases the charges deducted from your Policy Value. You may not decrease the Face Amount of your Policy below $100,000. For more detail, see "Death Benefits and Optional Insurance Benefits - Change to Face Amount" on page [ ]. In addition, modifying your Policy's Face Amount might have tax ramifications. For an additional discussion, please see "Federal Taxes" on page [ ].

         11. Do I have Access to the Value of my Policy?

         Yes. You may surrender your policy at any time before the Maturity Date for its Net Surrender Value. Upon surrender, life insurance coverage under your Policy ends. We may subtract a surrender charge from your surrender proceeds during the first fourteen Policy Years and the first fourteen years following an increase to the Face Amount. For more information concerning the calculation of surrender charges, see "Charges and Deductions - Surrender Charge" on page [ ].

         You also may withdraw part of your Policy Value through a partial withdrawal, which must equal at least $500. In addition, the maximum partial withdrawal amount may not reduce the Face Amount below $25,000. For more detail, see "Surrenders and Withdrawals" on page [ ].

         Surrenders and withdrawals may have tax consequences. For an additional discussion, please see "Risks of the Policy" on page [ ] and "Federal Taxes - Taxation of Policy Benefits" on page [ ].

         12. May I Take out a Policy Loan?

         You may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to 90% of the Surrender Value. Other restrictions may apply if your Policy is issued in connection with a Qualified Plan. For more detail, see "Policy Loans" on page [ ].

         13. Can I Exchange my Policy?

         During the first 24 months after your Policy is issued, or the first two years after an increase in the Face Amount, if your Policy remains in force, you may exchange or amend your Policy to convert it, for example, to a non-variable universal life insurance policy without submitting proof of insurability. Charges under the amended Policy will be based on the same risk classification as the Policy. We will not charge you for this conversion.

         14. Can I Cancel my Policy?

         You may cancel your Policy by returning it to us within 20 days after you receive it, or after whatever longer period may be permitted by the laws of the state in which you reside. We refund the Policy Value as of the date we receive your returned Policy, plus any charges previously deducted, unless your state requires a refund of Premium. Your Policy contains specific information about your free-look rights in your state. For more information, see "Cancellation and Conversion Rights - Free-Look Period," on page [ ].

Risks of the Policy

         1. Is my Policy Value Guaranteed?

         Your Policy Value is not guaranteed. However, the payment of the Death Benefit may be guaranteed under the Safety Net Premium feature. The value of your Policy fluctuates with the performance of the investment options you choose. Your investment options may not perform to your expectations. Your Policy Values in the Subaccounts may rise or fall depending on the performance of the Portfolios in which the Subaccounts invest and the charges under your Policy. For more detail, please see "The Portfolios and Associated Risks" on page [ ] and "Investment and Fixed Account Options" on page [ ]. In addition, a guarantee with respect to interest rate applies only to the Fixed Account investment option.

         2. Is this Policy Suitable for Short-Term Savings?

         The Policy is designed for long term financial planning. Accordingly, you should not purchase the Policy if you may need to access the Policy Value within a short time. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered.

         3. Can my Policy Lapse?

         Your Policy could terminate if the value of your Policy becomes too low to support the Policy's monthly charges and the Safety Net Premium feature is not in effect. If this occurs, we notify you in writing. You will then have a 61-day Grace Period to pay additional amounts to prevent your Policy from terminating. See "Lapse and Reinstatement" on page [ ]. If you have any outstanding Policy Loans when your Policy lapses, you may have taxable income as a result. See "Federal Taxes" on page [ ].

         4. Are There Risks Involved with Specialized Uses of the Policy?

         Because the Policy provides for an accumulation of Policy Values as well as Death Benefit, you may wish to use it for various individual and business planning purposes. Purchasing the Policy in part for such purposes may involve certain risks. For example, if the investment performance of the Subaccounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy Loans may significantly affect current and future Policy Value, Surrender Value or Death Benefit proceeds. The Policy is designed to provide benefits on a long-term basis. Before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. See "Federal Taxes" on page [ ].

         5. What are the Limitations on Withdrawal?


         After the first Policy Year, withdrawals are permitted. As noted above, the minimum withdrawal amount permitted is $500, and maximum partial withdrawal amount may not reduce the Face Amount below $25,000. While the surrender charge does not apply to partial withdrawals, we impose a $10 service fee per withdrawal. Please note that withdrawals reduce your Policy's Death Benefit. See "Partial Withdrawals" on page [ ]. In addition, withdrawals may have tax consequences. See "Federal Taxes" on page [ ].


         6. What are the Limitations on Transfer?

         We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account. In addition, while we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 in certain circumstances. If allowed in your state, we reserve the right to limit transfers in any Policy Year, or to refuse any transfer request for a Policy Owner or certain Policy Owners. For example, we reserve the right to limit excessive trading and transfers that would disadvantage Policy Owners or have a detrimental effect on Accumulation Unit Values or the share price of any Portfolio. See "Transfers - Market Timing and Asset Allocation Services" on page [ ] and "Transfers - Excessive Trading Limits" on page [ ].

         7. What are the Limitations or Charges on Surrender of the Policy?

         You may surrender your Policy at any time. We deduct a surrender charge from the surrender proceeds. The surrender charge is calculated as described in "Charges and Deductions: Surrender Charge" on page [ ]. While the amount of the surrender charge decreases over time, it may be a substantial portion or even exceed your Policy Value. In addition, the surrender of your Policy may have tax consequences. See "Federal Taxes" on page [ ].

         8. What are the Risks of Taking a Policy Loan?

         Taking a loan from your Policy may increase the risk that your Policy will lapse, will have a permanent effect on your Policy Value and will reduce the Death Proceeds. In addition, if your Policy is a Modified Endowment Contract for tax purposes, taking a Policy Loan may have tax consequences. See "Federal Taxes - Modified Endowment Contracts" on page [ ].

         9. What are the Tax Consequences of Buying this Policy?

         Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.

         Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid are treated as ordinary income.

         Special rules govern the tax treatment of life insurance policies, which meet the federal definition of a modified endowment contract. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, Death Benefit payments under modified endowment contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of Premium. The income portion of the distribution is includible in your taxable income. In addition, an additional 10% penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. We will not accept any Premium, which would cause the Policy not to qualify as a life insurance contract under the Internal Revenue Code of 1986 (the "Tax Code"). For more information on the tax treatment of the Policy, see "Federal Taxes" on page [ ].

The Portfolios And Associated Risks

         1. What is a Portfolio?

         Each of the Subaccounts invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company. Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies, which are described in the accompanying Prospectuses for the Portfolios. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other. Under the Policy, the Subaccounts currently invest in the Portfolios set forth in this Prospectus. Some of the Subaccounts described in this Prospectus may not be available under your Policy. For an additional discussion of the Portfolios, please see "Investment and Fixed Account Options - The Portfolios" on page [ ].

         2. What are the Risks of the Policy?

         We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Subaccounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Subaccounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. A description of each Portfolio's investment policies and a comprehensive statement of each Portfolio's risks may be found in its Prospectus. For additional information, please see "Investment and Fixed Account Options - The Portfolios" on page [ ].

         3. How can I Learn More about the Portfolios?

         You should read the Portfolios' current Prospectuses for detailed information concerning their investment objectives and strategies, and their investment risks. You should read the Portfolios' Prospectuses before allocating amounts to the Subaccounts. If you do not have a Prospectus for a Portfolio, please contact us at the number listed on the front cover of this Prospectus and we will send you a copy.

                                   FEE TABLES

         The following tables describe the fees and expenses that you pay when buying, owning and surrendering the Policy. The first table describes the maximum fees and expenses that you pay at the time that you buy or surrender the Policy or transfer cash value between investment options.

                                TRANSACTION FEES

               Charge                       When Charge is Deducted                    Amount Deducted
               ------                       -----------------------                    ---------------
Premium Expense Charge                When you pay a Premium.              5.25% of the Premium amount.
Surrender Charge (per $1000 of Face   When you surrender your Policy
Amount)(1)                            during the first 14 Policy Years.
     Minimum and Maximum Initial                                           Minimum:  $4.70 per $1000.
     Surrender Charge:
                                                                           Maximum:  $56.58 per $1000
     Initial Surrender Charge for     :                                    $27.36 per $1000.
     45 year-old male non-smoker,
     $120,000 Face Amount
Transfer Fee (2)                      Second and each subsequent           $10.00 maximum; $0 current
                                      transfer in each calendar month.
Partial Withdrawal                    When you make a withdrawal.          $10.00 per withdrawal
     Service Fee



         (1) The initial amount of the surrender charge generally equals the Initial Face Amount of your Policy multiplied by the applicable rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex and status as a smoker. The surrender charge shown in the table above may not be representative of the charge you would pay. For more information about the surrender charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.



         (2) Currently, we are waiving this fee.


         The second table describes the fees and expenses that you pay periodically during the time that you own the Policy, not including the Portfolio fees and expenses. Each of these fees is calculated monthly and deducted from your Policy Value as part of the Monthly Deduction.

                             PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

               Charge                     When Charge is Deducted                      Amount Deducted
Cost of Insurance Charge (per $1000   Monthly
Net Amount at Risk)(1)
     Minimum and Maximum COI Charge:                                    Guaranteed:
                                                                             Minimum:  $0.05750 per $1000.
                                                                             Maximum: $83.33333 per $1000.

                                                                        Current:
                                                                             Minimum:  $0.01029 per $1000.
                                                                             Maximum: $33.67500 per $1000
     Minimum & Maximum COI Charge                                       Guaranteed:
     for a 45-year old Male                                                  Minimum:  $0.28750 per $1000.
     Non-Smoker, $120,000 Face                                               Maximum:  $83.33333 per $1000.
     Amount
                                                                        Current:

                                                                             Minimum:  $0.22686 per $1000.
                                                                             Maximum: $22.06250 per $1000.
 Administrative Expense Charge (per   Monthly                           Annual Rate for Policy Years 1-20:  0.3504
$1000 Initial Face Amount)(2)                                           per $1000

                                                                        Annual Rate for Policy Years 21+:   0.1992
                                                                        per $1000

Policy Fee                            Monthly                           Policy Year 1:  $16.50

                                                                        Policy Years 2+:
                                                                             Guaranteed:  $10.00
                                                                             Current:         $ 6.25

Mortality and Expense Risk Charge     Monthly                           Annual Rate for Policy Years 1-14: 0.055%.
(as a percentage of total monthly
Subaccount Value)(3)                                                    Annual Rate for Policy Years 15+:  0.15%


         (1) The cost of insurance charge varies based on individual characteristics such as the age, Policy Year, underwriting class, Face Amount and sex of the Insured. We determine the current cost of insurance rates, but we guarantee that we will never charge you a higher cost of insurance rate than the guaranteed rate show in your Policy. We calculate a separate cost of insurance charge for any increase in the Face Amount based on the Insured's circumstances at the time of the increase. For more information about the calculation of the cost of insurances charges, see "Charges and Deductions" on page [ ].

         The cost of insurance charge shown in the table above may not be representative of the charge you would pay. For more information about the cost of insurance charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

         The following table shows our current monthly cost of insurance charges for certain Insureds for Policies with a Face Amount of less than $200,000:


Per $1000 Net Amount at Risk            Policy Year 1   Policy Year 10   Policy Year 20
   Issue Age 25, Male Std Nonsmoker        0.09773          0.10917           0.17583
   Issue Age 45, Male Std Nonsmoker        0.22686          0.36667           0.76200
   Issue Age 65, Male Std Nonsmoker        0.94752          1.37132           5.69025



         (2) The monthly Administrative Expense Charge is $0.0292 per
$1,000 of Face Amount for the first 20 Policy Years, and $0.0166 per $1,000 of Face Amount thereafter. The Administrative Expense Charge varies by age at Policy Issue. The Administrative Expense Charge shown may not be representative of the fee that you would pay.

         (3) The monthly mortality and expense risk charge is 0.046% for the first 14 Policy Years and 0.012% thereafter.


         We currently do not deduct a separate charge against the Separate Account for income taxes. In the future, however, we may impose such a charge if in our sole discretion we determine that we will incur a tax from the operation of the Separate Account.


                            OPTIONAL BENEFIT CHARGES

         Currently, we are offering the following optional riders. The charges for the riders you select are deducted monthly from your Policy Value as part of the Monthly Deduction. You may not be eligible for all optional Riders shown below. The benefits provided under each rider are summarized in "Optional Insurance Benefits" beginning on page [ ] below:

          OPTIONAL BENEFIT                  WHEN CHARGE IS DEDUCTED                         AMOUNT DEDUCTED
Children's Level Term Rider (per       Monthly                             $2.50 per unit
$5,000 unit of coverage)

Accidental Death Benefit Rider (per    Monthly
$1,000 of benefit amount)(1)

         Minimum and maximum COI
         charge:                                                           Minimum COI:  $0.08333 per $1,000

         Minimum and maximum COI                                           Maximum COI:  $0.13333 per $1,000
         charge for a 45-year old
         Male Non-Smoker, $120,000
         face amount:
                                                                           Minimum COI:  $0.10 per $1,000

                                                                           Maximum COI:  $0.10 per $1,000
Continuation of Premium Rider (per     Monthly
$100 of benefit amount)(2)

         Minimum and maximum COI
         charge:                                                           Minimum COI:  $0.23000 per $100


                                                                           Maximum COI:  $1.54000 per $100


         Minimum and maximum COI
         charge for a 45-year old
         Male Non-Smoker, $120,000
         face amount:
                                                                           Minimum COI:  $0.53 per $100

                                                                           Maximum COI:  $0.53 per $100
Additional Insured Rider (per $1000    Monthly
of benefit amount)(3)

         Minimum and maximum COI
         charge:                                                           Guaranteed:


                                                                              Minimum COI:  $0.05750 per $1,000

                                                                              Maximum COI:  $83.33333 per $1,000

                                                                           Current:

                                                                              Minimum COI:  $0.01035 per $1,000

                                                                              Maximum COI:  $33.67500 per $1,000


         Minimum and maximum COI
         charge for a 45-year old
         Male Non-Smoker, $120,000                                         Guaranteed:
         face amount:
                                                                              Minimum COI:  $0.05750 per $1,000

                                                                              Maximum COI:  $83.33333 per $1,000



                                                                           Current:

                                                                               Minimum COI:  $0.22686 per $1,000

                                                                              Maximum COI:  $22.06250 per $1,000
Primary Insured Rider (per $1000 of    Monthly
benefit amount)(4)



                                                                           Guaranteed:

         Minimum and maximum COI
         charge:                                                              Minimum COI:  $0.05750 per $1,000


                                                                              Maximum COI:  $83.33333 per $1,000

                                                                           Current:

                                                                              Minimum COI:  $0.01900 per $1,000

                                                                              Maximum COI:  $25.25583 per $1,000


         Minimum and maximum COI
         charge for a 45-year old
         Male Non-Smoker, $120,000                                         Guaranteed:
         face amount:
                                                                              Minimum COI:  $0.05750 per $1,000

                                                                              Maximum COI:  $83.33333 per $1,000

                                                                           Current:

                                                                              Minimum COI:  $0.6167 per $1,000

                                                                              Maximum COI:  $17.03083 per $1,000
Accelerated Death Benefit Rider(5)     N/A                                 N/A
Full Surrender Charge Adjustment       N/A                                 N/A
Rider(5)

(1) The applicable charge depends on the Insured's age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(2) The applicable charge depends on the Insured's sex and age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(3) The applicable charge depends on the Insured's age, sex and underwriting status when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.


(4) The applicable charge depends on the Insured's age at issue, sex and underwriting status. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(5) There is no additional cost for these Riders. The Accelerated Death Benefit Rider may be added to your Policy at any time. The Full Surrender Charge Adjustment rider may only be added to your Policy at issue.


         The next table describes the Portfolio fees and expenses that you pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by the Portfolios. More detail concerning each Portfolio's fees and expenses is contained in the Prospectus for each Portfolio.



                                                   Minimum                             Maximum
Total Annual Operating Expenses                     0.31%                               8.60%
(without waivers or reimbursements)
Total Waivers and Expense                           0.00%                               7.35%
Reimbursements
Total Annual Operating Expenses                     0.31%                               1.90%
(with contractual waivers and
reimbursements)

The advisers and/or other service providers of certain Portfolios have agreed to reduce their fees and/or reimburse the Portfolios' expenses in order to keep the Portfolios' expenses below specified limits. The range of expenses in the first row above does not show the effect of any fee reduction or expense reimbursement arrangement. The range of expenses in the third row above shows the effect of contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through April 30, 2003. Other Portfolios have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time, and which are not reflected in the above chart; however, the Total Annual Operating Expenses for those Portfolios fall within the range shown. Each fee reduction and/or expense reimbursement arrangement is described in the notes to the table below and in the relevant Portfolio's prospectus.


         The figures in the following table show expense ratios for the individual Portfolios for the year-ended December 31, 2001, except where noted otherwise. The expenses of certain Portfolios reflect contractual fee reductions and expense reimbursements, as indicated in their Prospectuses.



                 INDIVIDUAL PORTFOLIO ANNUAL OPERATING EXPENSES
                  (as a percentage of average daily net assets)

                                                                           Rule                        Total                   Total
                                                                           12b-1                     Operating             Operating
                                                                           Fees or                   Expenses               Expenses
                                                                           Service        Other      (without    Total         (with
                          Portfolio                             Mgt. Fee    Fees       Expenses     waivers)     Waivers    waivers)

AIM VI Dent Demographic Trends Fund - Series I                    0.85%       N/A         0.59%        1.44%        N/A        1.44%
Alger American Growth Portfolio - Class O                         0.75%       N/A         0.06%        0.81%        N/A        0.81%
Alger American Leveraged AllCap Portfolio - Class O               0.85%       N/A         0.07%        0.92%        N/A        0.92%
Alger American MidCap Growth Portfolio - Class O                  0.80%       N/A         0.08%        0.88%        N/A        0.88%
Fidelity VIP Contrafund Portfolio - Initial Class (1)             0.58%       N/A         0.10%        0.68%        N/A        0.68%
Fidelity VIP Equity-Income Portfolio - Initial Class (1)          0.48%       N/A         0.10%        0.58%        N/A        0.58%
Fidelity VIP Growth Portfolio - Initial Class (1)                 0.58%       N/A         0.10%        0.68%        N/A        0.68%
Fidelity VIP Investment Grade Bond Portfolio - Initial Class      0.43%       N/A         0.11%        0.54%        N/A        0.54%
Fidelity VIP Overseas Portfolio - Initial Class (1)               0.73%       N/A         0.19%        0.92%        N/A        0.92%
Janus Aspen Series Balanced Portfolio - Service Class (3)         0.65%      0.25%        0.01%        0.91%        N/A        0.91%
Janus Aspen Series International Value Portfolio - Service        0.65%      0.25%        2.72%        3.62%       2.12%       1.50%

Class (2,3)
Janus Aspen Series Worldwide Growth Portfolio - Service Class     0.65%      0.25%        0.04%        0.94%        N/A        0.94%
(3)
Lazard Retirement Series - Emerging Markets Portfolio (4)         1.00%      0.25%        2.96%        4.21%       2.61%       1.60%
LSA Aggressive Growth Fund (6)                                    0.95%       N/A         7.65%        8.60%       7.35%       1.25%
LSA Balanced Fund (5)                                             0.80%       N/A         2.15%        2.95%       1.85%       1.10%
LSA Basic Value Fund (6)                                          0.90%       N/A         6.50%        7.40%       6.20%       1.20%
LSA Blue Chip Fund (6)                                            0.90%       N/A         6.79%        7.69%       6.49%       1.20%
LSA Capital Appreciation Fund (6)                                 0.90%       N/A         5.97%        6.87%       5.67%       1.20%


LSA Diversified Mid-Cap Fund (6)                                  0.90%       N/A         6.29%        7.19%       5.99%       1.20%
LSA Emerging Growth Equity Fund (5)                               1.05%       N/A         3.05%        4.10%       2.75%       1.35%
LSA Focused Equity Fund (5)                                       0.95%       N/A         2.95%        3.90%       2.65%       1.25%
LSA Growth Equity Fund (5)                                        0.85%       N/A         2.34%        3.19%       2.04%       1.15%
LSA Mid Cap Value Fund (6)                                        0.85%       N/A         6.33%        7.18%       6.03%       1.15%
LSA Value Equity Fund (5)                                         0.80%       N/A         2.10%        2.90%       1.80%       1.10%
MFS New Discovery Series - Initial Class (7, 8)                   0.90%       N/A         0.19%        1.09%       0.03%       1.06%
MFS Utilities Series - Initial Class (7)                          0.75%       N/A         0.18%        0.93%        N/A        0.93%
OCC Science & Technology Portfolio (9, 10)                        0.80%       N/A         2.42%        3.22%       2.17%       1.05%
OCC Small Cap Portfolio (9)                                       0.80%       N/A         0.10%        0.90%        N/A        0.90%
Oppenheimer International Growth Fund - Initial Class             1.00%       N/A         0.05%        1.05%        N/A        1.05%
Oppenheimer Main Street Small Cap Fund - Initial Class            0.75%       N/A         0.30%        1.05%        N/A        1.05%
PIMCO Foreign Bond Portfolio (11, 12)                             0.25%      0.15%        0.51%        0.91%       0.01%       0.90%
PIMCO Money Market Portfolio (11, 12)                             0.15%      0.15%        0.21%        0.51%       0.01%       0.50%
PIMCO Total Return Portfolio (11, 12, 13)                         0.25%      0.15%        0.26%        0.66%       0.01%       0.65%
Putnam VT High Yield Fund - Class IA                              0.67%       N/A         0.09%        0.76%        N/A        0.76%
Putnam VT Intl Growth & Income Fund - Class IA                    0.80%       N/A         0.18%        0.98%        N/A        0.98%
Rydex  Sector Rotation Fund                                       0.90%       N/A         1.00%        1.90%        N/A        1.90%
Salomon Brothers Variable Capital Fund (14)                       0.85%       N/A         0.17%        1.02%        N/A        1.02%
Scudder SVSI Balanced Portfolio                                   0.48%       N/A         0.08%        0.56%        N/A        0.56%
Scudder VIT Equity 500 Index Fund - Class A                       0.20%       N/A         0.11%        0.31%        N/A        0.31%
Scudder VIT Small Cap Index Fund - Class A                        0.35%       N/A         0.28%        0.63%        N/A        0.63%
Scudder VIT EAFE Equity Index Fund - Class A                      0.45%       N/A         0.35%        0.80%        N/A        0.80%
T. Rowe Price - Equity Income Portfolio                           0.85%       N/A         0.00%        0.85%        N/A        0.85%
Van Kampen UIF High Yield Portfolio (15,16)                       0.50%       N/A         0.33%        0.83%       0.03%       0.80%
Van Kampen UIF Real Estate Portfolio (15,16)                      0.80%       N/A         0.35%        1.15%       0.05%       1.10%
Van Kampen LIT Growth & Income Portfolio - Class I                0.60%       N/A         0.15%        0.75%        N/A        0.75%

1. Actual "Total Portfolio Annual Expenses" were lower because a portion of the brokerage commissions that the Portfolios paid was used to reduce the Portfolios' expenses. In addition, through arrangements with the Portfolios' custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the Portfolios' custodian expenses. These offsets may be discontinued at any time. Had these offsets been taken into account, "Total Portfolio Annual Expenses" would have been 0.64% for Contrafund Portfolio, 0.57% for Equity-Income Portfolio Service Class 2, 0.65% for Growth Portfolio, and 0.87% for Overseas Portfolio.


2. Portfolio expenses of the Global Value Portfolio include contract and expense waivers by Janus Capital Management, LLC. Waivers are first applied against "Management Fees" and then against "Other Expenses" and will continue until at least the next annual renewal of the advisory agreements (June 2003).

3. All expenses shown are without the effect of any expense offset arrangement.

4. The fund adviser has contractually agreed to reduce its fees and/or reimburse expenses at least through April 30, 2003, so that the Portfolio's total expenses do not exceed 1.60% of the average daily net assets. This waiver is first applied against "Management Fees" and then against "Other Expenses".

5. Under an expense limitation agreement ("Agreement"), the manager has agreed to reduce its fees or reimburse the Portfolio for expenses incurred above certain limits. Currently, this limit is set so that the Portfolio will not incur expenses (including interest, taxes, brokerage commissions and extraordinary expenses) that exceed the amount of its management fee plus 0.30% of its average daily net assets. These reductions and reimbursements will remain in effect until at least April 30, 2003. Under certain circumstances, the Agreement provides that, commencing May 1, 2002 and continuing for three years thereafter, the manager may recoup a certain amount of its fee reductions and reimbursements. The total amount of reimbursement paid in any year, if any, to the manager may not, however, cause "Total Operating Expenses" to exceed the limit described above.

6. Figures shown are based on estimates for the current fiscal year. Under an expense limitation agreement ("Agreement"), the manager has agreed to reduce its fees or reimburse the Portfolio for expenses incurred above certain limits. Currently, this limit is set so that the Portfolio will not incur expenses (including interest, taxes, brokerage commissions and extraordinary expenses) that exceed the amount of its management fee plus 0.30% of its average daily net assets. These reductions and reimbursements will remain in effect until at least April 30, 2003. Under certain circumstances, the Agreement provides that, commencing June 1, 2002 and continuing for three years thereafter, the manager may recoup a certain amount of its fee reductions and reimbursements. The total amount of reimbursement, if any, paid in any year to the manager may not, however, cause "Total Operating Expenses" to exceed the limit described above.

7. Each Portfolio has an expense offset arrangement, which reduces the Portfolios' custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend-disbursing agent. Each Portfolio may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Portfolios' expenses. "Other Expenses" do not consider these expense reductions, and are therefore higher than the actual expenses of the Portfolios. Had these fee reductions been taken into account, "Total Operating Expenses" would have been lower and would equal 1.05% for New Discovery Series and 0.92% for Utilities Series.

8. MFS has contractually agreed, subject to reimbursement, to bear expenses for the Portfolio such that "Other Expenses" (after taking into account the expense offset arrangement described in note 7 above), do not exceed 0.15% of the average daily net assets of the Portfolios during the current fiscal year. These contractual fee arrangements will continue at least until May 1, 2003, unless changed with the consent of the board of trustees, which oversee the Portfolios.

9. Each Portfolio had expenses offset by earnings credits from the custodian bank. Had the expense offsets been taken into account, "Total Operating Expenses" would have been 1.00% for the Science and Technology Portfolio.

10. The adviser has agreed to waive a portion of its fee such that "Total Operating Expenses" (after taking into consideration the expense offset arrangement described in note 9 above do not exceed 1.00% annually. This waiver will remain in effect until April 30, 2003.

11. PIMCO has contractually agreed to reduce "Total Operating Expenses" to the extent they would exceed, due to the payment of organizational expenses and trustees' fees, 0.90% of average daily net assets for Foreign Bond Portfolio, 0.50% of average daily net assets for Money Market Portfolio and 0.65% for of average daily net assets for Total Return Portfolio. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided "Total Operating Expenses," including such recoupment, do not exceed the annual expense limit. PIMCO has adopted an Administrative Services Plan for the Administrative Class share of the Portfolio that allows the Portfolio to use Administrative Class assets to reimburse financial intermediaries that provide services relating to Administrative Class Shares.

12. Each Portfolio's "Other Expenses" consists entirely of an administrative fee, except 0.01% representing the class' pro rata trustee fees.

13. Before May 1, 2002 the PIMCO Total Return Portfolio was named PIMCO Total Return Bond Portfolio.

14. "Total Operating Expenses" shown above are gross ratios before any voluntary fee waivers or reimbursement of expenses. Because in 2001 the adviser voluntarily waived a portion of its management fee, the actual total operating expenses for the fund were 1.00%. The manager may discontinue this waiver at any time.

15. Effective May 1, 2002, the Portfolios changed names from Morgan Stanley UIF High Yield Portfolio to Van Kampen UIF High Yield Portfolio and Morgan Stanley UIF U.S. Real Estate Portfolio to Van Kampen UIF U.S. Real Estate Portfolio.

16. "Total Operating Expenses" listed in the table above reflect gross ratios prior to any voluntary waivers or reimbursements of expenses by the adviser. The Portfolios' adviser has voluntarily agreed to waive a portion or all of the management fee and reimburse expenses to the extent that "Total Operating Expenses" exceed 0.80% for Van Kampen UIF High Yield Portfolio and 1.10% for Van Kampen UIF U.S. Real Estate Portfolio. The adviser may terminate this voluntary waiver at any time at its sole discretion. For the year ended December 31, 2001, after such reductions, the "Management Fees", "Rule 12b-1 Fees", "Other Expenses" and "Total Portfolio Annual Expenses" were as follows: Van Kampen UIF High Yield Portfolio, 0.47%, N/A, 0.33%, and 0.80%; Van Kampen UIF U.S. Real Estate Portfolio, 0.75%, N/A, 0.35% and 1.10%.


                         PURCHASE OF POLICY AND PREMIUMS

Application for a Policy. You may apply to purchase a Policy by submitting a written application to us at our home office. We generally do not issue Policies to insure people who are older than age 80. The minimum Face Amount for a Policy is $100,000. Before we issue a Policy, we require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law. We have described some of the variations from the information appearing in this Prospectus due to individual state requirements in the Statement of Additional Information or in endorsements to the Policy, as appropriate.

         We issue your Policy when we have determined that your application meets our underwriting requirements. We apply our customary underwriting standards to the proposed Insured. If on the Issue Date there are outstanding requirements that prevent us from placing your Policy in force, we will allocate your Premium when all requirements have been met. An example of an outstanding requirement is an amendment to your application that requires your signature. We commence coverage of the Insured under the Policy, on the later of: (i) the Issue Date, (ii) the date that we receive your first Premium, or (iii) the date that all requirements have been met.

         If you pay a Premium with your application and your requested Face Amount is less than $500,000, we provide the Insured with temporary conditional insurance only if you meet all of the terms of a conditional receipt. The temporary conditional insurance provides coverage during the underwriting of your application but only if you are ultimately approved for coverage on the same basis as the risk classification and Face Amount of coverage for which you applied. This temporary conditional coverage starts when you complete your application and pay the first Premium, unless a medical exam or lab test results are required. In that event, temporary conditional coverage starts when all medical exams and lab tests have been completed. The Issue Date determines Monthly Deduction Days, Policy months, and Policy Years.

Premium Payments. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. We send you a reminder notice if you pay annually, semi-annually or quarterly. You may also make a Monthly Automatic Payment.

         After the first Policy Year, you may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained in "Federal Taxes" beginning on page [ ]. Premiums must be sent to us at our home office. Unless you request otherwise in writing, we treat all payments received while a Policy loan exists as new Premium.

         Your Policy also shows a planned periodic Premium amount; however, you are not required to pay the planned periodic Premiums. You set the planned periodic Premium when you purchase your Policy. Your Policy will not lapse because you did not pay a planned periodic Premium.

         Even if you pay all of the planned periodic Premiums, however, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net Premium amount and the Net Surrender Value is no longer enough to pay the Monthly Deductions. Please see the "Safety Net Premium" discussion just below. Yet, paying planned periodic Premiums will generally provide greater benefits than if a lower amount of Premium is paid. Paying planned periodic Premiums can also help to keep your Policy in force if your planned Premium payments are at least as great as the Safety Net Premium amount.

Premium Limits. Before we accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code. Accordingly, we will not accept any Premium, which would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

Paying too much Premium also could cause your Policy to be treated as a "modified endowment contract" for federal income tax purposes. See "Modified Endowment Contract" at page [ ] below for more information.

Safety Net Premium. The Safety Net Premium feature can enable you to keep your Policy (including any riders) in force during a specified period regardless of changes in the Policy Value. If the Insured is age 60 or under at the Issue Date, the specified period is the first twenty Policy Years. Otherwise, the specified period runs until the Policy Anniversary after the Insured's 80th birthday. In some states, the Safety Net Premium period of twenty years is not permitted by law. Please check with your local representative on the Safety Net period approved in your state.

         Ordinarily, your Policy enters the Grace Period and may lapse if the Net Surrender Value is not sufficient to pay a Monthly Deduction when it is due. For additional discussion of lapse, please see "Lapse and Reinstatement" on page [ ]. Under the Safety Net Premium feature, however, we guarantee that, regardless of declines in your Policy Value, your Policy will not enter the Grace Period if your total Premiums paid since the Issue Date, less any partial withdrawals and outstanding Policy Loans, are greater than the monthly Safety Net Premium amount times the number of months since the Issue Date.

         During the first Policy Year, the Safety Net Premium amount equals the required Premium. As a result, if you pay your required Premium on a timely basis, the Safety Net Premium feature remains in effect. Because the Safety Net Premium feature covers optional Riders, adding optional Riders to your Policy increases your Safety Net Premium amount.

         If at any time your total Premiums, less partial withdrawals and Policy Debt, are less than the product of the monthly Safety Net Premium times the number of Policy Months since the Issue Date, the Safety Net Premium guarantee ends. Once the Safety Net Premium guarantee terminates, you cannot reinstate it and your Policy stays in force only as long as the Net Surrender Value is sufficient to pay the Monthly Deductions. For more detail about the circumstances in which the Policy will lapse, see "Lapse and Reinstatement" on page [ ].

Modified Endowment Contracts. Under certain circumstances, a Policy could be classified as a "modified endowment contract," which is a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Federal Taxes - Modified Endowment Contracts."

         Your Policy could be deemed a modified endowment contract if, among other things, you pay too much Premium or if the Death Benefit is reduced. We monitor the status of your Policy and advise you if you need to take action to prevent the Policy from being deemed to be a modified endowment contract. If you pay a Premium that would result in this classification, we notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy being deemed a modified endowment contract. If, however, you choose to have your Policy deemed a modified endowment contract, we do not refund the Premium.

         Your Policy also is deemed a modified endowment contract if you replace a modified endowment contract issued by another insurer with a Policy. Payment of additional Premium in connection with a replacement also could cause your Policy to be deemed a modified endowment contract. For more information, please consult your tax adviser, and see "Replacement of Modified Endowment Contracts" on page [ ] of the SAI.

Allocation of Premiums. Your Net Premiums are allocated to the Subaccount(s) and the Fixed Account in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%. We allocate your subsequent Net Premiums in those percentages, until you give us new allocation instructions.

         Initially, you may allocate your Policy Value among twenty-one (21) options, counting each Subaccount and the Fixed Account as one option. You may add or delete among these options from time to time so long as your Policy Value is spread among no more than the 21 options. In the future, we may waive this limit.

         Usually, we allocate your initial Net Premium to the Subaccounts and the Fixed Account, as you have instructed us, on the Issue Date. If you do not pay the first Premium until after the Issue Date, we allocate your initial Net Premium to the Subaccounts and the Fixed Account on the date we receive it. If there are outstanding requirements when we issue the Policy, which prevent us from placing your Policy in force, your Premiums are not allocated until all requirements are satisfied. We do not credit earnings or interest before the Issue Date.

         In some states, we are required to return at least your Premium if you cancel your Policy during the "free-look" period. In those states, currently, we allocate any Premium received before the end of the free-look period as described above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected or to the Fixed Account until after the "free-look" period; in the interim, we allocate your Premiums to the Fixed Account. For more information, please see "Cancellation and Conversion Rights" on page [ ].

                                  POLICY VALUE

General. Your Policy Value is the sum of the value of your Accumulation Units in the Subaccounts you have chosen, plus the value of your interest in the Fixed Account, plus your Loan Account. Your Policy Value changes daily to reflect the performance of the Subaccounts you have chosen, the addition of interest credited to the Fixed Account, the addition of Net Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Value.

         On the Issue Date or, if later, the date your first Premium is received, we deduct the Monthly Deduction for the first Policy Month. We have described the formula to compute your portion of Policy Value in a particular Subaccount in the Statement of Additional Information.

         We make all calculations in connection with the Policy (other than the initial Premiums) on the date we receive your Premium or your request for other action, if that date is a Valuation Date and we are open for business. Otherwise, we make that determination on the next succeeding day that is a Valuation Date and a date on which we are open for business. Calculations for initial Premiums and Premiums requiring underwriting are made on the date your Net Premium is allocated to the Subaccounts and the Fixed Account, as described in "Allocation of Premiums" above.

Accumulation Units. We determine the number of Accumulation Units in each Subaccount to allocate to your Policy by dividing that portion of your Net Premium or other transaction allocated to a Subaccount by that Subaccount's Accumulation Unit Value on the Valuation Date when the allocation occurs.

Accumulation Unit Value. The Accumulation Unit Value for each Subaccount varies to reflect the investment experience of the applicable Portfolio. We determine the Accumulation Unit Value for each Subaccount on each Valuation Date by multiplying the Accumulation Unit Value on the preceding Valuation Date by the Net Investment Factor for that Subaccount for the Valuation Period then ended.

The Net Investment Factor for each Subaccount is (1) divided by (2), where:

         (1) equals (a) the net asset value per share of the Portfolio held in the Subaccount at the end of the current Valuation Period, plus (b) the per share amount of any dividend or capital gains distribution made by the Portfolio during the current Valuation Period, plus or minus (c) a per share credit or charge with respect to any taxes which we paid or for which we reserved during the Valuation Period which are determined by us to be attributable to the operation of the Subaccount (no federal income taxes currently are applicable); and

         (2) is the net asset value per share of the Portfolio held in the Subaccount at the end of the last prior Valuation Period.

         Please refer to the Prospectuses for the Portfolios that accompany this Prospectus for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Subaccount and, therefore, your Policy Value. For a more detailed discussion, please see "Policy Value" on page [ ].

Postponement of Payments. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount for a total surrender or a partial withdrawal, the disbursement of a Policy Loan, or the payment of the Death Benefit Proceeds, in the following circumstances: (i) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings); (ii) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of the value of its net assets is not reasonably practicable; or (iii) at any other time permitted by the SEC for your protection.

         In addition, we may delay payment of the Surrender Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days, we add interest at our current rate from the time you asked for the Surrender Value.


                                    TRANSFERS

General. While the Policy is in force, you may transfer Policy Value among the Fixed Account and Subaccounts in writing or by telephone. Currently, there is no minimum transfer amount, except in states where a minimum transfer amount is required by law. We may set a minimum transfer amount in the future. In the future, we may charge you the transfer fee described on page [ ], although currently we are waiving it.

         You currently may not have Policy Value in more than twenty-one (21) options, counting each Subaccount and the Fixed Account as one option. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit. We may waive this limit in the future.

         Generally, we only make transfers on days when the NYSE and we are open for business. See "Policy Value" on page [ ]. If we receive your request on a day when the NYSE or we are not open for business, or if we receive your request after the close of business on the NYSE, we make the transfer on the first subsequent day on which the NYSE and we are open.

         Special requirements apply to transfers from the Fixed Account. You may make a lump sum transfer from the Fixed Account to the Subaccounts only during the 60-day period beginning on the Issue Date and each Policy Anniversary. We do not process transfer requests involving the Fixed Account at any other time, except transfers pursuant to a Dollar Cost Averaging or Portfolio Rebalancing program.

         The maximum amount which may be transferred as a lump sum or as Portfolio Rebalancing transfers from the Fixed Account during a Policy Year usually is: (i) 30% of the Fixed Account balance on the most recent Policy Anniversary; or (ii) the largest total amount transferred from the Fixed Account in any prior Policy Year. You may not transfer Policy Value or allocate new Premiums into the Fixed Account if transfers are being made out under the Dollar Cost Averaging program. However, we may waive or modify these restrictions on transfers from the Fixed Account.

         This limit also applies to transfers under a Dollar Cost Averaging program, unless you choose to transfer your entire Fixed Account balance to Subaccounts. In that case, your maximum monthly transfer amount may not be more than 1/36th of your Fixed Account balance on the day of the first transfer.

         In addition, you may transfer 100% of the Fixed Account balance in a lump sum to the Subaccount(s), if on any Policy Anniversary the interest rate on the Fixed Account is lower than it was on the Policy Anniversary one year previously or if on the first Policy Anniversary that interest rate is lower than it was on the Issue Date. We notify you by mail if this occurs. You may request a transfer for 60 days following the date we mail notification to you. The Policy permits us to defer transfers from the Fixed Account for up to six months from the date you request a transfer.

Transfers Authorized by Telephone. You may make transfers by telephone. Telephone transfers may not be available if all lines are busy. In that case, you will need to submit a written request or try to call later. Please see the SAI for a description of our procedures for telephone transfers.

         At any time, we may suspend, modify or terminate your privilege to make transfers via the telephone, or via other electronic or automated means specifically approved by the Company, including, but not limited to, automated telephone services, facsimile machine, e-mail and electronic services via online access. Among other things, we reserve the right to limit the number of such transfers among the Subaccounts in any Policy Year, or to refuse any telephone transfer request. We also reserve the right to restrict such transfers in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Policy Owners.

         We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.


Dollar Cost Averaging. Under our automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from the Fixed Account or a Subaccount of your choosing to up to eight options, including other Subaccounts or the Fixed Account. The interval between transfers may be monthly, quarterly or annually, at your option. The transfers are made at the Accumulation Unit Value on the date of the transfer. The transfers continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions. If you elect this program, the first transfer occurs one interval after your Issue Date. Your request to participate in this program is effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Please call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of Purchase Payments under a Dollar Cost Averaging program. Special restrictions apply to transfers from the Fixed Account. Please see "Transfers - General" on page [ ] for a discussion of these restrictions.


         The theory of Dollar Cost Averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount purchases more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program, nor does it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount with more volatile performance experience is unlikely to produce the desired effects of Dollar Cost Averaging as would transfers from a less volatile Subaccount. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time.

Portfolio Rebalancing. Portfolio Rebalancing allows you to maintain the percentage of your Policy Value allocated to each Subaccount or the Fixed Account or both at a preset level. Over time, the variations in each Subaccount's investment results shift the balance of your Policy Value allocations. Under the Portfolio Rebalancing feature, we automatically transfer your Policy Value, including new Premiums (unless you specify otherwise), back to the percentages you specify. Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Policy Value allocated to the better performing segments.

         You may choose to have rebalances made monthly, quarterly, semi-annually or annually. We do not charge a transfer fee for Portfolio Rebalancing. No more than eight (8) Subaccounts, or seven (7) Subaccounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time. Transfers from the Fixed Account under a Portfolio Rebalancing program are subject to the overall limit on transfers from the Fixed Account. Accordingly, if the total amount transferred from the Fixed Account in any Policy Year reaches that limit before the end of the year, we do not transfer additional amounts from the Fixed Account for Portfolio Rebalancing purposes until the next Policy Year. We automatically terminate this option if you request any transfers outside the Portfolio Rebalancing program. If you wish to resume the Portfolio Rebalancing after it has been canceled, then you must complete a new Portfolio Rebalancing form and send it to our home office.

         You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the front cover of the Prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application and specify the frequency, but not the date, for your first rebalancing, it occurs one period after the Issue Date. Otherwise, your first rebalancing occurs one period after we receive your completed request form. All subsequent rebalancings occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.

         Generally, you may change the allocation percentages, frequency or choice of Subaccounts at any time. If you include the Fixed Account in a Portfolio Rebalancing program, however, in any consecutive twelve months you may not change the allocation percentages more than twice and the total change to the Fixed Amount allocation may not exceed 20%. We may waive this restriction.

         If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of Portfolio Rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit or suspend Portfolio Rebalancing at any time.

Excessive Trading Limits. This Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Any individual or legal entity that intends to engage in international arbitrage, utilize market timing practices, or make frequent transfers to take advantage of inefficiencies in Portfolio pricing should not purchase this Policy. These transfers can have an adverse impact on management of a Portfolio, increase Portfolio expenses and affect Portfolio performance. If allowed in your state, we reserve the right to limit transfers in any Policy Year, or to refuse any transfer request for a Policy Owner or certain Policy Owners in certain circumstances. For example, we may limit transfers if we believe, in our sole discretion:

o that excessive trading by a Policy Owner, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Subaccount or the share prices of the corresponding Portfolios or would disadvantage other Policy Owners; or

o we are informed by one or more of the corresponding Portfolios of its intent to restrict the purchase of Portfolio shares because of excessive trading or because they believe that a specific transfer or groups of transfers would have a detrimental effect on the prices of Portfolio shares.


If we limit transfers or refuse a transfer request, we will notify the affected Policy Owner(s) by telephone or by letter. We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Policy Owners or that may have a detrimental effect on a Portfolio.


                      INVESTMENT AND FIXED ACCOUNT OPTIONS

The Subaccounts and the Portfolios. Each of the Subaccounts of the Separate Account invests in the shares of one of the Portfolios. The income and realized and unrealized gains or losses on the assets of each Subaccount are separate and are credited to or charged against the particular Subaccount without regard to income, gains or losses from any other Subaccount or from any other part of our business. We use the Net Premiums you allocate to a Subaccount to purchase shares in the corresponding Portfolio and redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

         Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company.

         Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio is subject to certain investment restrictions and policies, which may not be changed without the approval of a majority of the shareholders of the Portfolio. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

         We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Subaccounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Subaccounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives.

         We have briefly described the Portfolios below. The Subaccounts investing in certain Portfolios may not be available in all states. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

                       Portfolio                                    Investment Objective                     Investment Adviser
AIM VARIABLE INSURANCE FUNDS                                                                         A I M Advisors, Inc.
     Dent Demographic Trends Fund - Series I              Long-term capital appreciation.
THE  ALGER AMERICAN FUND Fred Alger Management, Inc. Growth Portfolio - Class O
     Long-term capital appreciation.
     Leveraged Allcap Portfolio Class O                   Long-term capital appreciation.
     MidCap Growth Portfolio - Class O                    Long-term capital appreciation.
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS                                                           Fidelity Management & Research
                                                                                                     Company
     Contrafund Portfolio -Initial Class                  Long-term capital appreciation.
     Equity-Income Portfolio B - Initial Class            Reasonable income.
     Growth Portfolio -Initial Class                      Capital appreciation.
     Investment Grade Bond Portfolio - Initial Class      As high a level of current income as is
                                                          consistent with the preservation of
                                                          capital.
     Overseas Portfolio - Initial Class                   Long-term growth of capital.
JANUS ASPEN SERIES                                                                                   Janus Capital Management, LLC
     Balanced Portfolio - Service Shares                  Long-term capital growth, consistent
                                                          with preservation of capital and
                                                          balanced by current income.

     International Value Portfolio - Service Shares       Long-term growth of capital.
     Worldwide Growth Portfolio - Service Shares          Long-term growth of capital in a manner

                                                          consistent with the preservation of
                                                          capital.
LAZARD RETIREMENT SERIES, INC.
     Emerging Markets Portfolio                           Long-term capital appreciation.            Lazard Asset Management
LSA VARIABLE SERIES TRUST                                                                            LSA Asset Management LLC
                                                                                                     (adviser)
     Aggressive Growth Fund                               Long-term capital growth.                  Van Kampen Asset Management,
                                                                                                     Inc. (sub-adviser)
     Balanced                                             Fund Combination of                        OpCap Advisors (sub-adviser)
                                                          growth of capital and
                                                          investment income
                                                          (growth of capital is
                                                          the primary
                                                          objective).
     Basic Value Fund                                     Long-term growth of capital.               A I M Capital Management
                                                                                                     (sub-adviser)
     Blue Chip Fund                                       Long-term growth of capital.  Current      A I M Capital Management
                                                          income is a secondary objective.           (sub-adviser)
     Capital Appreciation Fund                            Long-term growth of capital.               Janus Capital Management, LLC
                                                                                                     (sub-adviser)
     Diversified Mid-Cap Fund                             Long-term growth of capital.               Fidelity Management & Research
                                                                                                     Co. (sub-adviser)
     Emerging Growth Equity Fund                          Capital appreciation through investing     RS Investment Management, LP
                                                          primarily in rapidly growing emerging      (sub-adviser)
                                                          companies.
     Focused Equity Fund                                  Capital appreciation by investing          Van Kampen Asset Management,
                                                          primarily in equity securities.            Inc. (sub-adviser)
     Growth Equity Fund                                   Long-term growth of capital by investing   Goldman Sachs Asset Management
                                                          in a diversified portfolio of equity       (sub-adviser)
                                                          securities.
     Mid Cap Value Fund                                   Long-term growth of capital.               Van Kampen Asset Management,
                                                                                                     Inc. (sub-adviser)
     Value Equity Fund                                    Long-term growth of capital with current   Salomon Brothers Asset
                                                          income as a secondary objective.           Management, Inc. (sub-adviser)
MFS VARIABLE INSURANCE TRUST                                                                         Massachusetts Financial
                                                                                                     Services Company (MFS)
     Utilities                                            Series - Initial Class
                                                          Capital growth and
                                                          current income (above
                                                          that available from a
                                                          portfolio invested
                                                          entirely in equity
                                                          securities).
      New Discovery Series - Initial Class                Capital appreciation.
OCC ACCUMULATION TRUST                                                                               OpCap Advisers, LLC (adviser)
     Science And Technology Portfolio                     Capital appreciation.                      PIMCO Equity Advisors LLC
                                                                                                     (sub-adviser)
     Small Cap Portfolio                                  Capital appreciation.
OPPENHEIMER VARIABLE ACCOUNT FUNDS                                                                   OppenheimerFunds, Inc.
     Main Street Small Cap Fund/VA Initial Class          Capital appreciation.
PANORAMA SERIES FUND, INC.                                                                           OppenheimerFunds, Inc.
     International Growth Fund/VA - Initial Class         Long term growth of capital.
PIMCO
                                                                                                     VARIABLE INSURANCE TRUST
                                                                                                     Pacific Investment Management,
                                                                                                     Inc.
     Foreign Bond Portfolio                               To maximize total return,
                                                          consistent with
                                                          preservation of
                                                          capital and prudent
                                                          investment management.
     Money Market Portfolio                               To maximize current
                                                          income, consistent
                                                          with preservation of
                                                          capital and daily
                                                          liquidity.
     Total Return Bond Portfolio                          To maximize current
                                                          income, consistent
                                                          with preservation of
                                                          capital and prudent
                                                          investment management.
PUTNAM VARIABLE TRUST                                                                                Putnam Investment Management,
                                                                                                     Inc.
      High Yield Fund - Class -IA                         High current income.  Capital growth is
                                                          a secondary goal when consistent with
                                                          achieving high current income.
     International Growth And Income Fund - Class IA      Capital growth.  Current income is a
                                                          secondary objective.
RYDEX VARIABLE TRUST
     Rydex Global Advisors Sector Rotation Portfolio      Long-Term capital appreciation.
SALOMON BROTHERS VARIABLE SERIES FUND, INC.                                                          Salomon Brothers Asset
                                                                                                     Management Inc.
     Capital                                              Fund Capital
                                                          appreciation through
                                                          investment in
                                                          securities that the
                                                          investment manager
                                                          believes have
                                                          above-average capital
                                                          appreciation
                                                          potential.
SCUDDER VARIABLE SERIES I                                                                            Deutsche Investment Management
                                                                                                     (Americas) Inc.
     Balanced                                             Portfolio Balance of
                                                          growth and income, and
                                                          long-term preservation
                                                          of capital.
SCUDDER VARIABLE INSURANCE TRUST                                                                     Deutsche Asset Management Inc.
     EAFE Equity Index Fund - Class A                     Capital appreciation by replicating,
                                                          before deduction of expenses,
                                                          performance of the EAFE Index.
     Equity 500 Index Fund - Class A                      Capital appreciation by replicating,
                                                          before deduction of expenses,
                                                          performance of the S&P 500 Index.
     Small Cap Index Fund - Class A                       Capital appreciation by replicating,
                                                          before deduction of expenses,  the
                                                          performance of the Russell 2000 Index.
T. ROWE PRICE EQUITY SERIES, INC.                                                                    T. Rowe Price Associates, Inc.
     Equity Income Portfolio                              Substantial dividend income as well as
                                                          long-term growth of capital.
VAN KAMPEN UNIVERSAL INSTITUTIONAL FUNDS, INC.                                                       Van Kampen
     High Yield Portfolio                                 Above-average total return over a market
                                                          cycle of 3-5 years by investing in a
                                                          diversified portfolio of high-yield
                                                          securities.
     Real                                                 Estate Portfolio Above
                                                          average current income
                                                          and long-term capital
                                                          appreciation.
VAN KAMPEN LIFE INVESTMENT TRUST                                                                     Van Kampen Asset Management
                                                                                                     Inc.
     Growth And Income Portfolio -Class I                 Long-term growth of capital and income.

         Each Portfolio is subject to certain investment restrictions and policies, which may not be changed without the approval of a majority of shareholders of the Portfolio. Please see the accompany Prospectuses of the Portfolios for additional information.

         We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

         Some of the Portfolios have been established by investment advisers, which manage publicly traded mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named Portfolio may differ substantially.

         Certain of the Portfolios sell their shares to Separate Accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Policy Owners will not bear the attendant expenses.

Voting Rights. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Subaccounts to which you have allocated your Policy Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We notify you when your instructions are needed and provide proxy materials or other information to assist you in understanding the matter at issue. We determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

         In most cases, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

         If you send written voting instructions to us, we follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send written instructions, we vote the shares attributable to your Policy in the same proportions as the shares for which we have received instructions from other Policy Owners. We vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy Owners.

         We may, when required by state insurance regulatory authorities, disregard Policy Owner voting instructions if the instructions would cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

         In addition, we may disregard voting instructions in favor of changes initiated by Policy Owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

         This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy Owners, and we may choose to do so.

Additions, Deletions and Substitutions of Securities. If the shares of any of the Portfolios are no longer available for investment by the Separate Account or if, in the judgment of our management, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Policy, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Premiums under the Policy. Any substitution of securities will comply with the requirements of the 1940 Act.

         We also reserve the right to make the following changes in the operation of the Separate Account and the Subaccounts:

     o    to operate the Separate Account in any form permitted by law;

     o to take any action necessary to comply with, or obtain and continue any exemption from, applicable laws;

     o to transfer assets from one Subaccount to another, or to our general account;

     o    to add, combine, or remove Subaccounts in the Separate Account;

     o to assess a charge for taxes attributable to the operations of the Separate Account or for other taxes, as described in "Charges and Deductions"; and

     o to change the way in which we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

If we take any of these actions, we will comply with the then applicable legal requirements.

The Fixed Account. The portion of the Policy relating to the Fixed Account is not registered under the Securities Act of 1933 and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the disclosure regarding the Fixed Account has not been reviewed by the staff of the SEC. The statements about the Fixed Account in this Prospectus may be subject to generally applicable provisions of the federal securities laws regarding accuracy and completeness.

         You may allocate part or all of your Premiums to the Fixed Account in states where it is available. Amounts allocated to the Fixed Account become part of the general assets of Lincoln Benefit. Allstate Life invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

         We credit interest to amounts allocated to the Fixed Account at a rate of at least 4% per year. We are not obligated to, but we may credit interest at a higher rate. You assume the risk that the interest rate credited to the Fixed Account may be no higher than 4%.


                 DEATH BENEFITS AND OPTIONAL INSURANCE BENEFITS

Death Benefits. While your Policy is in force, we pay the Death Benefit proceeds upon the death of the Insured. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in "Settlement Options," we pay the Death Benefit proceeds in a lump sum or under an optional payment plan.

         The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. Please see "Optional Insurance Benefits" beginning on page [ ]. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied. The amount of the Death Benefit is based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.

Death Benefit Options.  You may choose one of two Death Benefit Options:

                  (i) Option 1: the Death Benefit is the greater of: (a) the Face Amount of the Policy; or (b) the Policy Value multiplied by the applicable corridor percentage as described below, and as set forth in your Policy. Option 1 is designed to provide a specific amount of Death Benefit that generally does not vary with changes in the Policy Value. As your Policy Value increases, the Net Amount at Risk under your Policy generally decreases, unless your Policy Value is sufficiently large to require that the Death Benefit be determined using the applicable corridor percentage.

                  (ii) Option 2: the Death Benefit is the greater of: (a) the Face Amount plus the Policy Value; or (b) the Policy Value multiplied by the applicable corridor percentage. Under Option 2, the amount of the Death Benefit generally increases to reflect increases in the Policy Value. Under this option you Policy generally involves a constant Net Amount at Risk.

         Your Policy has a minimum Death Benefit. While your Policy remains in force, we guarantee that the Death Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. The corridor percentages are based upon the age of the Insured. The applicable corridor percentage decreases from 250% at age 40 or less to 101% at age 94 or above.

         Since the cost of insurance charge is based upon the net amount at risk, it generally is less under a Policy with an Option 1 Death Benefit than one with an Option 2 Death Benefit. As a result, if the Subaccounts you select experience favorable investment results, your Policy Value tends to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 increases or decreases directly with changes in Policy Value. Thus, you may prefer Option 1 if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

Example of Applicable Corridor Percentage. The corridor percentages are set so as to seek to ensure that the Policies qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount). For example, if in the example below the Policy Owner paid a Net Premium of $40,000 and the Policy Value increased to $48,000 and then decreased to $34,000, the changes in Policy Value would have the following effects on the Death Benefit:

             EXAMPLES                                                    A                B

             Face Amount                                             $100,000          $100,000
             Death Benefit Option                                        1                1
             Insured's Age                                              45                45
             Policy Value on Date of Death                            $48,000          $34,000
             Applicable Corridor Percentage                            215%              215%
             Death Benefit                                           $103,200          $100,000

         In Example A, the Death Benefit equals $103,200, i.e., the greater of $100,000 (the Face Amount) and $103,200 (the Policy Value at the Date of Death of $48,000, multiplied by the corridor percentage of 215%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

         In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $73,100 (the Policy Value of $34,000 multiplied by the corridor percentage of 215%).

Change to Death Benefit Option. After the first year, you may change the Death Benefit option by writing to us at the address given on the front cover of this Prospectus. If you ask to change from Option 2 to Option 1, we increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we decrease the Face Amount of your Policy by the amount of the Policy Value. The change takes effect on the Monthly Deduction Day on or immediately following the day we receive your written request. We do not currently require you to prove insurability for a change in Death Benefit options.

         You may not change the Death Benefit option under your Policy if afterward the Face Amount remaining in force would be less than $100,000.

Change to Face Amount. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount changes the net amount at risk and, therefore, changes the cost of insurance charges on your Policy. The change will take effect on the Monthly Deduction Day after we approve the request.

         If you request a decrease in Face Amount, we first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We do not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $100,000. A decrease in the Face Amount affects the Safety Net Premium.

         To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured is insurable. We do not permit any increase in Face Amount after the Insured's 80th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months.

         You should be aware that an increase in the Face Amount of your Policy affects the cost of insurance charges applicable to your Policy. As noted above, we deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also increases the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Net Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. As described in "Surrender Charge" on page [ ] of this Prospectus, if you increase the Face Amount of your Policy, your maximum surrender charge also increases. Finally, increases in the Face Amount of your Policy also increase the Safety Net Premium amount. Modifying the Policy's Face Amount may have tax ramifications. For additional information, please see "Federal Taxes" on page [ ].


Optional Insurance Benefits. You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We require evidence of insurability before we issue a rider to you. We deduct the cost of any riders as part of the Monthly Deduction. Adding a Rider may also increase the Safety Net Premium amount for your Policy. The riders we currently offer are described below. All of these riders may be added to your Policy at any time, except the Primary Insured Rider and the Full Surrender Charge Rider, which are only available at Policy issue. In our discretion, we may offer additional riders or stop offering a rider.


Children's Level Term Rider. This rider provides for level term insurance on the Insured's children, as defined in the rider. We provide coverage until the earlier of the child's 25th birthday or the Insured's age 65. We pay the Death Benefit to the person designated by you. If the Insured dies while the rider is in effect, we convert the coverage on each child to paid-up term insurance that remains in force until the child reaches age 25. The rider may be exchanged for a new term policy on the earlier of each child's 25th birthday, or the Insured's age 65. We do not require evidence of insurability to exchange the rider.

Accidental Death Benefit. Under this rider, we provide additional insurance if the Insured dies from accidental bodily injury as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the next Policy Anniversary after the Insured's 70th birthday; or (3) you ask to end the rider.

Continuation of Premium Rider. Under this rider, we contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the Insured reaches age 60; or (3) you ask to end the rider.

Additional Insured Rider. This rider provides life insurance coverage on an Additional Insured. We pay the Face Amount of the rider to the named Beneficiary when we receive due proof that the additional Insured died while the rider was in force. You may renew the coverage until the Additional Insured reaches age
99. Until the Additional Insured's 75th birthday, you may exchange the rider for a new Policy on the Additional Insured's life, subject to certain conditions as defined in the rider. We do not require evidence of insurability to exchange the rider.

Primary Insured Rider. This rider provides additional term life insurance coverage on the Primary Insured. You may renew this coverage until you reach age
99. Until you reach age 75, you may exchange the rider for a new Policy. In addition, after the first Policy Year and until you reach age 75, you may convert the rider to the base Policy. We do not require evidence of insurability to exchange or convert the Policy. If you purchase this Rider, your surrender charge is less than if you purchased a single Policy with the same Face Amount as the total coverage of your Policy and Primary Insured Rider.
In addition, at least initially your total insurance charges are lower for a Policy/Primary Insured Rider combination, although they may be higher if your Policy Value increases and the net amount at risk under your Policy decreases sufficiently.

         Commissions payable to sales representatives on the sale of Policies with a Primary Insured Rider are calculated based on the total premium payments made for the base policy and the rider. The commissions will vary depending on the ratio of the premium for the base policy and the rider. The same amount of premium will result in the highest commission when there is no rider, with the commission declining as the portion of the death benefit coverage allocated to the rider increases. Thus, the lowest commission amount is payable when the maximum rider is purchased.

Accelerated Death Benefit Rider. This rider provides for an advance of a portion of the Death Benefit if the Insured is diagnosed with a terminal illness and satisfactory proof of the terminal illness is provided to us. A terminal illness is a medical condition of the Insured that, not withstanding medical care, will result in death within twelve months. You may add this rider after your Policy is issued if the rider is available in your state. There is no additional cost for this rider. The maximum accelerated death benefit you may receive is the lesser of:

     (i)  50% of the Death Benefit as of the date the first request is paid; or

     (ii) $250,000, including all other accelerated benefit amounts paid under all policies issued by us on the life of the Insured.

         The Death Benefit and Policy Value of your Policy are reduced if an accelerated benefit is paid. The amount of Death Benefit that you request to accelerate is reduced by:

     (i) any due and uncollected Monthly Deductions, or unpaid required Premium if a claim occurs during a Grace Period;

     (ii) if allowed in your state, an administrative expense charge of up to $200 for each accelerated benefit request;

     (iii) pro-rata amount of any outstanding Policy Loan; and

     (iv) twelve-month actuarial discount that reflects the early payment of the accelerated benefit amount.

         If your Policy was issued in connection with a Qualified Plan, we may not be able to offer you some of the benefits provided by these riders.

Full Surrender Charge Adjustment Rider. Under this rider, we waive the surrender charges upon full surrender of the Policy during the first five Policy Years. There is no waiver of surrender charges on partial withdrawals. In addition, full surrender charges apply in determining the maximum amount available for Policy Loan or withdrawal. The rider can only be added to the Policy at issue. There is no additional cost for the rider.

         The rider is generally available for use with the Policy only in business-related situations. In order to qualify for the rider, the initial or planned Premium for the Policy at issue must be $50,000 or more. You may add the rider if it is available in your state. The rider cannot be deleted once it is added to a Policy. We may modify from time to time, on a uniform basis, the criteria for qualification for the rider.


                                  POLICY LOANS

General. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. The maximum amount available for Policy Loans is 90% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request. Outstanding Policy Loans and loan interest reduce the amount you may request. Other restrictions may apply if your Policy was issued in connection with a Qualified Plan. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy Loan to you.

         We ordinarily disburse your loan to you within seven days after we receive your loan request at our home office. We may, however, postpone payment in the circumstances described above in "Policy Value - Postponement of Payments."

         When we make a Policy Loan to you, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We also transfer in this manner Policy Value equal to any due and unpaid loan interest. We usually take the transfers from the Subaccounts and the Fixed Account pro rata based upon the balances of each Subaccount and the Fixed Account. However, we do not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Policy Value immediately preceding the loan. The amounts allocated to the Loan Account are credited with interest at the Loan Credited Rate stated in your Policy.

Loan Interest. Interest on Policy Loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy Loan when due, the unpaid interest becomes part of the Policy Loan and accrues interest at the same rate. In addition, we transfer the difference between the values of the Loan Account and the Policy Debt on a pro-rata basis from the Subaccounts and the Fixed Account to the Loan Account.

         You may borrow an amount equal to your Policy Value, less all Premiums paid, as a preferred loan. The interest rate charged for preferred loans is 4.0% per year. A standard loan is the amount that may be borrowed from the sum of Premiums paid. All non-preferred loans will be treated as a standard loan. The interest rate on standard loans is currently 5.0% per year.

Loan Repayment. While the Policy remains in force, you may repay the Policy Loan in whole or in part without any penalty at any time while the Insured is living. If you have a Policy Loan outstanding, we assume that any payment we receive from you is to be applied as Premium to your Policy Value, unless you tell us to treat your payment as a loan repayment. If you designate a payment as a loan repayment or interest payments, your payment is allocated among the Subaccounts and the Fixed Account using the same percentages used to allocate Net Premiums. An amount equal to the payment is deducted from the Loan Account.

         If the total outstanding loan(s) and loan interest exceeds the Surrender Value of your Policy, we notify you and any assignee in writing. To keep the Policy in force, we require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy lapses and terminates without value. As explained in the section entitled "Lapse and Reinstatement" below, you may subsequently reinstate the Policy by either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy Loan is outstanding, you may owe taxes or suffer other adverse tax consequences. Please consult a tax adviser for details.

Pre-Existing Loan. If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The use of a Section 1035 tax-free exchange may avoid any current income tax liability that would be due if the old loan was extinguished.

         If you transfer a Policy Loan from another insurer as part of Section 1035 tax-free exchange, we treat a loan of up to 20% of your Policy Value as a preferred loan. If the amount due is more than 20% of your Policy Value, we treat the excess as a standard loan. The treatment of transferred Policy Loans is illustrated in the following example:

                 Transferred Policy Value                            $190,000
                 Transferred Policy Loan                              $40,000
                 Surrender Value                                     $150,000
                 20% of Policy Value                                  $38,000
                 Preferred Loan                                       $38,000
                 Standard Loan                                         $2,000


Effect on Policy Value. A Policy Loan, whether or not repaid, has a permanent effect on the Policy Value because the investment results of each Subaccount and the Fixed Account apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Subaccounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value does not increase as rapidly as it would if you had not taken a Policy Loan. However, if the Subaccounts or the Fixed Account or both earn less than that rate, then your Policy Value is greater than it would have been if you had not taken a Policy Loan. Also, if your do not repay a Policy Loan, total outstanding Policy Debt is subtracted from the Death Benefit and Surrender Value otherwise payable.


                           SURRENDERS AND WITHDRAWALS

Surrenders. While your Policy is in force, you may surrender the Policy. Your Policy terminates on the day we receive your written request, or the surrender effective date requested by you, whichever is later.

         Upon surrender, we pay you the Net Surrender Value determined as of the day we receive your written request. The Net Surrender Value equals the Policy Value, minus the surrender charge, minus any Policy Debt. We pay you the Net Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you request, whichever is later. You may receive the surrender proceeds in a lump sum or under any of the settlement options described in "Settlement Options" below. We have set forth the tax consequences of surrendering the Policy in "Federal Taxes" below.

Partial Withdrawal. General. While the Policy is in force after the first Policy Year, you may receive a portion of the Net Surrender Value by making a partial withdrawal from your Policy. The minimum partial withdrawal amount is $500. You may not withdraw an amount that would reduce the Net Surrender Value below $500 or reduce the Face Amount below $25,000. We deduct a partial withdrawal service fee of $10 from your withdrawal proceeds.

         We subtract the amount withdrawn from your Policy Value. You may specify how much of your partial withdrawal you wish taken from each Subaccount or from the Fixed Account. You may not withdraw from the Fixed Account more than the total withdrawal amount times the ratio of the Fixed Account to your total Policy Value immediately before the withdrawal.

         You must request the partial withdrawal in writing. Your request is effective on the date received. Before we pay any partial withdrawal, you must provide us with a completed withholding form.

Effect on Face Amount. If you have selected Death Benefit Option 1, a partial withdrawal reduces the Face Amount of your Policy as well as the Policy Value. We reduce the Face Amount by the amount of the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $25,000. If you have previously increased the Face Amount of your Policy, your partial withdrawals first reduce the Face Amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

         Under Option 2, a reduction in Policy Value as a result of a partial withdrawal typically results in a dollar for dollar reduction in the life insurance proceeds payable under the Policy.

         Tax Consequences. The tax consequences of partial withdrawals are discussed in "Federal Taxes" below.

                               SETTLEMENT OPTIONS

         We pay the surrender proceeds or Death Benefit proceeds under the Policy in a lump sum or under one of the Settlement Options that we then offer. You may request a Settlement Option by notifying us in writing at the address given on the front cover of this Prospectus. We transfer to our Fixed Account any amount placed under a Settlement Option, which amount will not be affected thereafter by the investment performance of the Separate Account. We do not permit surrenders or partial withdrawals after payment under a settlement option commences.

         The amount applied to a Settlement Option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. When the proceeds are payable, we inform you concerning the rate of interest we credit to funds left with us. We guarantee that the rate of interest will be at least 3%. We may pay interest in excess of the guaranteed rate.

         We currently offer the five Settlement Options described below:

                  Option A - Interest. We hold the proceeds, credit interest to them and pay out the funds when the person entitled to them requests.

                  Option B - Fixed Payments. We pay a selected monthly income until the proceeds, and any interest credits, are exhausted.

                  Option C - Life Income Guaranteed Period Certain. We pay the proceeds in a monthly income for as long as the payee lives, or you may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due and you did not choose a guarantee period.

                  Option D - Joint and Survivor. We pay the proceeds in a monthly income to two payees for as long as either payee is alive. Payments stop when both payees have died. It is possible for the payees to receive only one payment, if both payees die before the second payment is due.

                  Option E - Period Certain. We pay the proceeds in monthly installments for a specified number of years, from five to twenty-five years. If the payee dies before the end of the specified period, we pay the remaining guaranteed payments to a successor payee.

In addition, we may agree to other Settlement Option plans. Write or call us to obtain information about them.

         You may request that the proceeds of the Policy be paid under a Settlement Option by submitting a request to us in writing before the death of the Insured. If at the time of the Insured's death, no Settlement Option is in effect, the Beneficiary may choose a Settlement Option after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of Settlement Option becomes invalid and you may either notify us that you wish to continue the pre-existing choice of Settlement Option or select a new one.

                                    MATURITY

         In most states, the Policies have no Maturity Date. Your Policy will continue after the Insured reaches age 100 as long as Net Surrender Value is sufficient to cover Monthly Deductions. In those states, following the Insured's 100th birthday, we will waive any cost of insurance charge, administrative expense charge, mortality and expense risk charge, or policy fee.

         Policies issued in some states, however, are required to mature on the Maturity Date. In those states, if your Policy is in force on the Maturity Date, we pay you the Net Surrender Value in a lump sum or you may apply the Net Surrender Value to a Settlement Option.


                             LAPSE AND REINSTATEMENT

Lapse and Grace Period. If the Net Surrender Value is less than the Monthly Deduction due on a Monthly Deduction Day and the Safety Net Premium feature is not in effect, your Policy may lapse. We give you a 61-day Grace Period in which to pay an adequate amount of additional Premium to keep the Policy in force after the end of the Grace Period.

         At least 30 days before the end of the Grace Period, we send you a notice informing you of the amount to be paid by you before the end of the Grace Period to prevent your Policy from terminating. The amount shown in the notice will be sufficient to cover the Monthly Deduction(s) due and unpaid. You may pay additional Premium if you wish.

         The Policy continues in effect through the Grace Period. If the Insured dies during the Grace Period, we pay a Death Benefit in accordance with your instructions. However, we reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See "Death Benefits and Optional Insurance Benefits" on page [ ]. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy ends at the end of the Grace Period.

Reinstatement. If the Policy lapses, you may apply for reinstatement by paying to us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium equals an amount sufficient to
(1) cover all unpaid Monthly Deductions for the Grace Period, and (2) keep your Policy in force for three months. If a Policy Loan was outstanding at the time of your Policy's lapse, you must either repay or reinstate the loan before we reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date reflects the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges continue to be based on your original Issue Date.


                       CANCELLATION AND CONVERSION RIGHTS

Free-Look Period. You may cancel your Policy by returning it to us within twenty
(20) days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. Your Policy Value usually reflects the investment experience of the Subaccounts and the Fixed Account as you have allocated your Net Premium. In some states, however, we are required to send you the amount of your Premiums. In those states, our current procedure is to allocate any Premium received before the end of the free-look period as described in "Allocation of Premium" above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected until 20 days after the Issue Date or, if your state's free-look period is longer than twenty days, for twenty days plus the period required by state law. We will allocate Premiums received during that time to the Fixed Account . Since state laws differ as to the consequences of returning a Policy, you should refer to your Policy for specific information about your circumstances.

Conversion. In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may amend the Policy to convert it into a non-variable universal life insurance policy. We will accomplish this by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Subaccounts. We will not require evidence of insurability. We will not charge you to perform this amendment.

         The net amount at risk (i.e., the difference between the Death Benefit and the Policy Value) under the amended policy will be equal to or less than the net amount at risk under the previous coverage. Premiums and charges under the amended policy will be based on the same risk classification as the previous coverage.


                             CHARGES AND DEDUCTIONS

Premium Expense Charge. Before we allocate a Premium to the Policy Value, we subtract the Premium Expense Charge. The Premium Expense Charge equals 5.25% of all Premiums in all years. This charge is intended to help us pay for: (a) actual sales expenses, which include agents' sales commissions and other sales and distribution expenses; (b) state premium taxes and other state and local premium taxes; and (c) certain Federal taxes and other expenses related to the receipt of Premiums.

         State premium tax rates currently range up to 4.0%. The current North Carolina premium tax rate is 1.9%. We do not vary the Premium Expense Charge to reflect the actual premium tax rate in individual states, or the absence of premium tax in certain states. Accordingly, the portion of this charge attributable to state premium taxes may be more or less than the premium taxes assessed in your state.

Monthly Deduction. On the Issue Date and each Monthly Deduction Day, we deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is the sum of the following four items:

                  (1) the Policy Fee; (2) the administrative expense charge; (3) the mortality and expense risk charge; (4) the cost of insurance charge for your Policy; and
                  (5) the cost of additional benefits provided by a rider, if any.

         We allocate the mortality and expense risk charge pro rata among the Subaccounts in proportion to the amount of your Policy Value in each Subaccount. We allocate the remainder of the Monthly Deduction pro rata among the Subaccounts and the Fixed Account, unless you specify otherwise.

Policy Fee. The monthly policy fee is $16.50 per month in the first Policy Year. In subsequent Policy Years, we currently intend to charge $6.25 per month, and we guarantee that we will never raise it to more than $10.00 per month. This charge compensates us in part for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports. The Policy Fee is waived after the Insured's age 100.

Administrative Expense Charge. The monthly Administrative Expense Charge rates for (a) the first 20 Policy Years and, (b) Policy Year 21 and thereafter, are set at Policy issue for the life of the Policy. The monthly Administrative Expense Charge rates are individualized depending on the Insured's age at Policy Issue. The maximum monthly Administrative Expense Charge rate is calculated at an annual rate of $.3504 per $1,000 of Face Amount in Policy Years 1 through 20, and $.1992 per $1,000 of Face Amount thereafter. This charge covers administration expenses and issuance costs. A monthly Administrative Expense Charge is determined separately for each increase in Face Amount. The applicable charge is structured as described above, except that the rate is determined by the number of years from the date of the increase. The Administrative Expense Charge is waived after the Insured's age 100.

Mortality and Expense Risk Charge. For the first fourteen Policy Years, the monthly mortality and expense risk charge is calculated at an annual rate of 0.55% of the net Policy Value allocated to the Subaccounts. Thereafter, the annual rate is 0.15%. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Deduction Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. The Mortality and Expense Risk Charge is waived after the Insured's age 100.

Cost of Insurance Charge. The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount risk for each Policy Month. The Net Amount at Risk is (a) - (b), where: (a) is the Death Benefit as of the prior Monthly Deduction Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Deduction Day. The cost of insurance rate is individualized depending on the Insured's age at issue of the Policy, Policy Year, gender and payment class, thus, the rate differs from year to year. The rates are determined by us, but they will never be more than the guaranteed rates shown in the table on Page 5 of your Policy. Please see the following example.

         Example (45-Year Old Non-Smoking Male):

                 Face
                 Amount                                                           $100,000
                 Death Benefit
                 Option                                                              1
                 Policy Value on the Prior Monthly Deduction Day                  $30,000
                 Insured's Attained
                 Age                                                                 45
                 Corridor
                 Percentage                                                         215%
                 Death
                 Benefit                                                          $100,000

         On the Monthly Deduction Day in this example, the Death Benefit as then computed would be $100,000, because the Face Amount ($100,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($30,000 x 215% = $64,500). Since the Policy Value on that date is $30,000, the cost of insurance charges per $1000 are applied to the difference in the net amount at risk of $69,674 (($100,000/1.0032737) - $30,000).

         Assume that the Policy Value in the above example was $50,000. The Death Benefit would then be $107,500 (215% x $50,000), since this is greater than the Face Amount ($100,000). The cost of insurance rates in this case would be applied to the net amount at risk of $57,149 (($107,500/1.0032737) - $50,000).

         The Policy Value may vary monthly, based on the investment performance of the Subaccounts you have selected, the addition of interest credited to your Fixed Account (if any), the deduction of charges, and any other Policy transaction. Under Policies with an Option 1 Death Benefit, increases in the Policy Value generally decrease the net amount at risk; conversely, decrease in the Policy Value increase the net amount at risk. Since the cost of insurance charge is based on the net amount at risk, your cost of insurance charge probably will be correspondingly different each month. Under Policies with an Option 2 Death Benefit, however, the net amount at risk does not vary with changes in the Policy Value, unless your Policy's death benefit is determined under a corridor percentage. In that circumstance, increases in the Policy Value increase the net amount at risk. See "Policy Value" on page [ ]. Accordingly, a change in the Policy Value does not affect your monthly cost of insurance charge, unless it increases your net amount at risk.

         We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge for increases reflects circumstances, such as the Insured's age and health status, at the time of the increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy.

         We base the cost of insurance rate on the sex, issue age, Policy Year and premium rating class of the Insured, and on the Face Amount. However, we issue unisex policies in Montana and in connection with Qualified Plans. We charge a lower current cost of insurance rate for Policies with a Face Amount of $200,000 or above and further lower the current rate for Policies with a Face Amount of $1,000,000 or above. If an increase in Face Amount of your Policy would raise the total Face Amount above one of these break points, only the amount of the increase above the breakpoint is eligible for a lower current cost of insurance rate. Although we base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Smoker and Non-Smoker Mortality Table based on the Insured's sex and age last birthday. Our cost of insurance rates for unisex Policies will never exceed a maximum based on the 1980 CSO Table B assuming a blend of 80% male and 20% female lives.

         If we ever charge you a cost of insurance rate during the first five Policy Years that is greater than the rate provided by the rate scale in effect on the Issue Date we will notify you. For 60 days after we mail that notice, you may surrender your Policy without paying any surrender charge.

         In those states that do not have a Maturity Date, beginning on the Policy Anniversary following the Insured's 100th birthday, we waive all cost of insurance charges, administrative expense charges, mortality and expense risk charge, and monthly policy fees.

Rider Charges. If your Policy includes one or more riders, a charge applicable to each rider you purchased is made from your Policy Value each month. The charge is to compensate us for the anticipated cost of providing these benefits and is specified on the applicable rider. The Rider Charges are summarized in the table on page [ ] of this Prospectus. For a description of the optional riders, see "Optional Insurance Benefits" beginning on page [ ].

Separate Account Income Taxes. We are not currently deducting or maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax from the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient.

Portfolio Charges. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Subaccounts to which you allocate your Policy Value. The third table in "Fee Tables" above contains a summary of current estimates of those charges and expenses. These charges and expenses are deducted from the assets of the Portfolios. For more detailed information, please refer to the Prospectuses for the appropriate Portfolios.

         We receive compensation from the investment advisers or administrators of some of the Portfolios. Such compensation is consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios. Such compensation typically is a percentage of the Separate Account assets invested in the relevant Portfolio and generally may range up to 0.25% annually of net assets. We receive Rule 12b-1 fees or service fees directly from some of the Portfolios for providing certain services primarily intended to assist in the account servicing of the Portfolios' shares held by corresponding Subaccounts.

Surrender Charge. If you surrender your Policy, we may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.

Initial Surrender Charge. When we issue your Policy, we determine the initial surrender charge. To determine the initial surrender charge, we multiply the Initial Face Amount of your Policy by a rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex and status as a smoker or non-smoker. For example, if the Insured is age 45 when your Policy is issued, the applicable rates per thousand are as follows:

Male Non-Smoker                                                 $27.36
Male Smoker                                                     $33.53
Female Non-Smoker                                               $22.70
Female Smoker                                                   $26.06
Unisex Non-Smoker                                               $26.28
Unisex Smoker                                                   $31.73

         Accordingly, if the Insured were a male non-smoker age 45 and the Policy's Face Amount was $100,000, the surrender charge initially would be $2,736.

         The rates for each category are greater or lesser according to the age of the Insured when your Policy is issued. The maximum rates are as follows:

Male Non-Smoker                                                  $56.27
Male Smoker                                                      $56.58
Female Non-Smoker                                                $56.29
Female Smoker                                                    $56.36
Unisex Non-Smoker                                                $56.28
Unisex Smoker                                                    $56.55

         If you surrender your Policy after fourteen Policy Years have elapsed, we do not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the Insured's sex, age when your Policy was issued, and the number of years elapsed since your Policy was issued. For example, the following surrender charge percentage rates would apply if the Insured were 45 years old when your Policy was issued:


       POLICY YEAR             Male,       Male, Smoker      Female       Female Smoker   Unisex Nonsmoker        Unisex
                            Nonsmoker -      - Age 45      Nonsmoker -      - Age 45          - Age 45           Smoker -
                              Age 45                         Age 45                                               Age 45
            1                  100%            100%           100%            100%              100%               100%
            2                   99%            100%           100%            100%              99%                99%
            3                   97%            99%            100%            100%              97%                97%
            4                   93%            94%            100%             94%              93%                91%
            5                   86%            87%             92%             87%              86%                85%
            6                   79%            80%             85%             80%              79%                78%
            7                   72%            73%             77%             73%              72%                71%
            8                   64%            65%             69%             65%              64%                63%
            9                   56%            57%             60%             57%              56%                56%
           10                   48%            49%             51%             49%              48%                47%
           11                   39%            40%             42%             40%              39%                39%
           12                   30%            31%             32%             31%              30%                30%
           13                   21%            21%             22%             21%              20%                20%
           14                   11%            11%             11%             11%              10%                11%
           15                   0%              0%             0%              0%                0%                 0%

         Thus, in the example given above, if the Policy were surrendered during the 10th Policy Year, the surrender charge would equal [$1,313.28 ($2,736 X 48%)]. A different surrender charge percentage rate might apply if the Insured is older than 45 when the Policy is issued.

Surrender Charge on Increases in Initial Face Amount. If you increase the Initial Face Amount of your Policy, we determine an additional surrender charge amount applicable to the amount of the increase. We determine the initial amount of the additional surrender charge using the same formula and rates used in determining the initial surrender charge, except that we use the Insured's age and smoking status at the time of the increase, rather than at the time your Policy was issued.

         The surrender charge on the increase also decreases over a fourteen Policy Year period, starting from the effective date of the increase. The schedule of surrender charge percentages applicable to the additional surrender charge is based on the Insured's age at the time of the increase. If you surrender your Policy or make a partial withdrawal, we separately calculate the surrender charge applicable to the Initial Face amount and each increase and add those amounts to determine the total surrender charge.

         If you decrease the Face Amount, the applicable surrender charge remains the same.

         We include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For additional information concerning the rates applicable to you, please consult your agent. In addition, a table of the applicable rates is on file with the SEC as an exhibit to the registration statement for the Policies.


         The Premium Expense Charge (in part) and the surrender charge are imposed to cover our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the Premium Expense Charge and surrender charge paid with respect to a particular Policy may be higher or lower than the distribution expenses we incurred in connection with that Policy. To the extent distribution costs are not recovered by these charges, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense charge on the Separate Account assets and the other charges imposed under the Policies.


         We do not subtract any portion of the then applicable surrender charge from a partial withdrawal. We do, however, subtract a partial withdrawal service fee of $10 from the amount withdrawn, to cover our expenses relating to the partial withdrawal.

Transfer Fee. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Subaccount(s) and/or the Fixed Account. We will notify you if we begin to charge this fee.

         We will deduct the transfer fee from the Policy Value that remains in the Subaccount(s) or Fixed Account from which we process your transfer. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

                            GENERAL POLICY PROVISIONS

Beneficiaries. You name the original Beneficiary(ies) and Contingent Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries may not be changed without their consent.

         You must request a change of Beneficiary in writing. We provide a form to be signed and filed with us. Your request for a change in Beneficiary or Contingent Beneficiary takes effect when we receive it, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

         If you name more than one Beneficiary, we divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we divide the Death Benefit among the surviving Beneficiaries.

         Different rules may apply if your Policy was issued in connection with a Qualified Plan.

Assignment. You may assign your Policy as collateral security, unless it was issued in connection with a Qualified Plan. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

Dividends. We do not pay any dividend under the Policies.


                                    ABOUT US

Lincoln Benefit Life Company. Lincoln Benefit Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group. Our offices are located at 2940 South 84th Street, Lincoln, Nebraska 68506-4142, however, our mailing address is P.O. Box 82532, Lincoln, Nebraska 68501-2532. Please see also "General Information and History" of the SAI.

Lincoln Benefit's Rating. Lincoln Benefit is highly rated by independent agencies, including A.M. Best, Moody's and Standard & Poor's. These ratings apply to Lincoln Benefit's ability to meet its obligations under the Policy. These ratings are based on our reinsurance agreement with Allstate Life, and reflect financial soundness and strong operating performance. The ratings are not intended to reflect the financial strength or investment experience of the Separate Account. We may from time to time advertise these ratings in our sales literature.

The Separate Account. Lincoln Benefit Life Variable Life Account is a segregated asset account of Lincoln Benefit. Lincoln Benefit owns the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets may not be used to pay any liabilities of Lincoln Benefit other than those arising from the Policies. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, losses or any investment experience of Lincoln Benefit's other assets. Lincoln Benefit is obligated to pay all amounts promised to Policy Owners under the Policies.

         The Separate Account is divided into Subaccounts. The assets of each Subaccount are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Subaccounts or the Portfolios. Values allocated to the Separate Account rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. We use the Separate Account to fund the Policies and our other variable universal life insurance policies. We account separately for each type of variable life insurance policy funded by the Separate Account.


                                  FEDERAL TAXES

Introduction. The following discussion is general and is not intended as tax advice. Lincoln Benefit makes no guarantee regarding the tax treatment of any Policy or transaction involving a Policy. Federal, state, local and other tax consequences of ownership or purchase of a life insurance Policy depend upon your circumstances. Our general discussion of the tax treatment of this Policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this Policy cannot be made in the Prospectus. For detailed information, you should consult with a qualified tax adviser familiar with your situation. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax adviser.

Taxation of the Company and the Separate Account. Lincoln Benefit is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The Separate Account is not an entity separate from Lincoln Benefit and its operations form a part of Lincoln Benefit. Therefore, the Separate Account is not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under current federal tax law, Lincoln Benefit believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Policies. Generally, reserves are amounts that Lincoln Benefit is legally required to accumulate and maintain in order to meet future obligations under the Policies. Lincoln Benefit does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account in order to make provisions for any such taxes.

Taxation of Policy Benefits. In order to qualify as a life insurance policy for federal income tax purposes, the policy must meet the definition of a life insurance policy set forth in Section 7702 of the Code. Section 7702 limits the amount of premiums that may be invested in a policy that qualifies as life insurance. The Policy is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is excluded from the beneficiary's gross income under Section 101(a) of the Tax Code and you are generally not taxed on increases in the Policy Value until a distribution occurs.

            If the Death Benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the Death Benefit, which will be excludable from the Beneficiary's income, and amounts attributable to interest (occurring after the Insured's death), which will be includable in the Beneficiary's income.

         If a Policy fails to qualify as life insurance under Section 7702, the Policy will not provide most of the tax advantages normally provided by life insurance. Lincoln Benefit has the right to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

         If you surrender the Policy, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the contract is the gross Premium paid for the Policy minus any amounts previously received from the Policy if such amounts were properly excluded from your gross income. Policy loans are generally not treated as taxable distributions. Interest paid on a Policy loan is generally not deductible. You are generally taxed on partial withdrawals to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Policy may result in a taxable distribution before the investment in the contract is recovered. Withdrawals and loans from modified endowment contracts are subject to less favorable tax treatment. For an additional discussion of modified endowment contracts, please see "Federal Taxes
- Modified Endowment Contracts" on page [ ].

         If you are Owner and Insured under the Policy, the Death Benefit will be included in your gross estate for federal estate tax purposes. Even if the Insured is not the Owner but retains incidents of ownership in the Policy, the Death Benefit will also be included in the Insured's gross estate. Examples of incidents of ownership include the right to:

o        change beneficiaries,
o        assign the Policy,
o        revoke an assignment,
o        pledge the Policy, or
o        obtain a Policy loan.

         If you are Owner and Insured under the Policy, and you transfer all incidents of ownership in the Policy, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance taxes may also apply. In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor.

         In states where required, at the Maturity Date we pay the Net Surrender Value to you. Generally, the excess of the Net Surrender Value over your investment in the Policy will be includible in your taxable income at that time.

         The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of a Policy in any of these arrangements, you should consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Modified Endowment Contracts. A life insurance policy is treated as a "modified endowment contract" under Section 7702A of the Tax Code if it meets the definition of life insurance in Section 7702, but fails the "seven-pay" test of
Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A. We will not accept any Premiums that cause the Policy to become a modified endowment contract unless we receive from you a written acknowledgment that the Policy will become a modified endowment contract. An exchange under Section 1035 of the Tax Code of a life insurance policy that is not a modified endowment contract will not cause the new policy to be a modified endowment contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance policy that is a modified endowment contract for a new life insurance policy will always cause the new policy to be a modified endowment contract.

         If a contract is classified as a modified endowment contract, the Death Benefit will still qualify for the exclusion from gross income, and increases in contract value are not subject to current taxation unless withdrawn or otherwise accessed. If you receive any amount as a Policy loan (including unpaid interest) from a modified endowment contract, or assign or pledge any part of the value of the Policy, such amount is treated as a distribution. Withdrawals and distributions made from a modified endowment contract before the Insured's death are treated as taxable income first, then as recovery of investment in the contract. The taxable portion of any distribution from a modified endowment contract is subject to an additional 10% penalty tax, except as follows:

     o distributions made on or after the date on which the taxpayer attains age 59 1/2;

     o distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Code); or

     o any distribution that is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

         All modified endowment contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any distributions.

Diversification Requirements. For a Policy to qualify as a variable life insurance policy for federal tax purposes, the investments in the Separate Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, the Policy will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the Policy Value over the investment in the contract. Although Lincoln Benefit does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

Ownership Treatment. The IRS has stated that you will be considered the owner of Separate Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Separate Account investments may cause an investor to be treated as the owner of the Separate Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct Subaccount investments without being treated as owners of the underlying assets of the Separate Account.

         Your rights under this Policy are different than those described by the IRS in rulings in which it found that contract owners were not owners of Separate Account assets. For example, you have the choice to allocate Premiums and Policy Values among more investment options. In addition, you may be able to transfer among investment options more frequently than in such rulings. These differences could result in you being treated as the owner of the Separate Account. If this occurs, income and gain from the Separate Account assets would be includible in your gross income. Lincoln Benefit does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your contract. We reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Separate Account. However, we make no guarantee that such modification to the Policy will be successful.


                                LEGAL PROCEEDINGS

         There are no pending material legal proceedings to which the Separate Account is a party. Lincoln Benefit and its subsidiaries are engaged in routine lawsuits, which, in our management's judgment, are not of material importance to their respective total assets or material with respect to the Separate Account.


                                  LEGAL MATTERS

         All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Nebraska law, have been passed upon William F. Emmons, Vice President, Assistant General Counsel, and Assistant Secretary of Lincoln Benefit. The Washington, D.C. law firm of Jorden Burt LLP has advised Lincoln Benefit about certain legal federal securities law matters in connection with the Policies.


                              FINANCIAL STATEMENTS

     The financial statements of the Separate Account as of December 31, 2001 and for each of the periods in the two years then ended, the financial statements of Lincoln Benefit as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the related financial statement schedule of Lincoln Benefit and the accompanying Independent Auditors' Reports appear in the Statement of Additional Information.



     ILLUSTRATION OF POLICY VALUES, DEATH BENEFITS, AND NET SURRENDER VALUES

The following tables illustrate how the Policy Values, Net Surrender Values and Death Benefits of a Policy change with the investment experience of the Portfolios. The tables show how the Policy Values, Net Surrender Values and Death Benefits issued to an Insured of a given age and underwriting risk classification who pays the specified annual Premium would vary over time if the investment return on the assets held in the underlying Portfolio(s) was a uniform, gross, after-tax annual rate of 0%, 6% or 12%. The tables on pages 45-48 illustrate a Policy issued to a male, age 45, $120,000 Face Amount, under a standard nonsmoker risk classification and Death Benefit Option 1.

The illustrations assume an annual payment of $2,250.00. The Safety Net Premium (see Safety Net Premium, page [___]) for the illustrated Policy is $1,044.00. Payment of the Safety Net Premium or more each year would guarantee Death Benefit coverage for twenty years, regardless of investment performance, assuming no loans or withdrawals are taken.

The illustration on pages 45-46 assumes current charges and cost of insurance rates, while the illustration on pages 47-48 assumes maximum guaranteed charges and cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

The amounts shown for the Death Benefit, Policy Value and Net Surrender Value reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return on the assets held in the Portfolios and charges levied against the Subaccounts. The values shown take into account the average daily investment advisory fees paid by the Portfolios, which is equivalent to and average annual rate of 0.74% of the average daily net assets of the Funds, and the average of other daily Portfolio expenses, which is equivalent to an average annual rate of 1.48% of the average daily net assets of the Portfolios. Portfolio fees and expenses used in the illustrations do not reflect the expenses of the Portfolio and are terminable by the Portfolios and/or their investment advisers as described in the Prospectus under Fee Table. Also reflected is our monthly charge to the Policy Value for assuming mortality and expense risks. The current charge for the first fourteen Policy Years is an annual rate of 0.55% of the average net assets of the Subaccounts, and a charge of 0.15% of average daily net assets thereafter. The illustrations also reflect the deduction from Premiums for a premium expense charge of 5.25%, the monthly policy fee, and the monthly administrative expense fee. The monthly policy fee is $16.50 per month in the first policy year and currently is $6.25 per month thereafter; the policy fee in the second policy year and thereafter is guaranteed not to exceed $10.00 per month. The monthly administrative expense fee is $3.50 per thousand dollars of face amount for the first twenty policy years, and $1.99 thereafter. The amount of the administrative expense fee will vary with policy face amount. After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Current Costs" correspond to approximate net annual rates of -2.22%, 3.78%, and 9.78%, respectively. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Guaranteed Costs" correspond to approximate net annual rates of return of -2.22%, 3.78%, and 9.78%, respectively.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account, since we are not currently making this charge. However, this charge may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charge in order to produce the Death Benefits, Policy Values, and Net Surrender Values illustrated (see "Federal Tax Matters," page [].)

The tables illustrate the Policy Values, Net Surrender Values and Death Benefits that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated, if all net Premiums are allocated to the Separate Account, and if no Policy loans are taken. The tables also assume that you have not requested an increase or decrease in the face amount of the Policy and that no partial surrenders or transfers have been made.

Upon request, we will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the Face Amount, Death Benefit option, the proposed amount and frequency of Premiums paid and any available riders requested.




                       LINCOLN BENEFIT LIFE COMPANY
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        HYPOTHETICAL ILLUSTRATIONS

                                Male Issue Age 45
                              Face Amount $120,000
                            Standard Nonsmoker Class
                              Annual Premium $2,250
                             Death Benefit Option: 1
                         Current Cost of Insurance Rates
                                  Death Benefit
     Assuming Hypothetical Gross and Net Annual Investment Return of
    Policy Year           0% Gross          6% Gross         12% Gross
                         -2.22% Net         3.78% Net        9.78% Net
         1                 120,000           120,000          120,000
         2                 120,000           120,000          120,000
         3                 120,000           120,000          120,000
         4                 120,000           120,000          120,000
         5                 120,000           120,000          120,000
         6                 120,000           120,000          120,000
         7                 120,000           120,000          120,000
         8                 120,000           120,000          120,000
         9                 120,000           120,000          120,000
         10                120,000           120,000          120,000
         15                120,000           120,000          120,000
    20 (Age 65)            120,000           120,000          120,000
    30 (Age 75)            120,000           120,000          291,050
    40 (Age 85)              **              133,768          732,712
    55 (Age 100)              **             247,698         2,705,764

                      Policy Value                                              Surrender Value
            Assuming Hypothetical Gross and                             Assuming Hypothetical Gross and
            Net Annual Investment Return of                              Net Annual Investment Return of
  Policy Year       0% Gross     6% Gross     12% Gross       Policy Year      0% Gross     6% Gross     12% Gross
                   -2.22% Net    3.78% Net    9.78% Net                       -2.22% Net    3.78% Net    9.78% Net
       1             1,521         1,630        1,739              1              -             -            -
       2             3,099         3,415        3,745              2              -            165          495
       3             4,614         5,238        5,916              3            1,429         2,054        2,731
       4             6,063         7,097        8,264              4            3,010         4,043        5,210
       5             7,446         8,989       10,803              5            4,622         6,165        7,979
       6             8,829        10,983       13,619              6            6,235         8,389       11,025
       7             10,171       13,042       16,698              7            7,807        10,678       14,334
       8             11,388       15,080       19,978              8            9,286        12,979       17,877
       9             12,575       17,192       23,574              9            10,736       15,353       21,735
       10            13,729       19,376       27,512              10           12,153       17,800       25,936
       15            19,336       31,869       54,130              15           19,336       31,869       54,130
  20 (Age 65)        23,181       46,172       97,058         (20 (Age 65)      23,181       46,172       97,058
  30 (Age 75)        20,453       79,524       272,009        30 (Age 75)       20,453       79,524       272,009
  40 (Age 85)          **         127,398      697,821        40 (Age 85)         **         127,398      695,886
  55 (Age 100)         **         245,246     2,678,975       55 (Age 100)        **         245,246     2,678,975

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would differ if Premiums are paid with a different frequency or in different amounts. Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return show above and elsewhere in this SAI and the Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more less than those shown and will depend on a number of factors, including the investment allocations by the Policy Owner and the Portfolios' rates of return. The Death Benefit, Policy Value and Surrender Value for the Policy would differ from those shown if the actual investment rates of return averaged the rates shown above over a period of years but fluctuated above or below those averages for individual Policy Years. No representation can be made by Lincoln Benefit or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.



                          LINCOLN BENEFIT LIFE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS

                                Male Issue Age 45

                  Face Amount $120,000                                          Standard Nonsmoker Class
                  Annual Premium $2,250                                         Death Benefit Option:  1

                    Guaranteed Cost of Insurance Rates
                              Death Benefit
     Assuming Hypothetical Gross and Net Annual Investment Return of
    Policy Year           0% Gross          6% Gross         12% Gross
                         -2.22% Net         3.78% Net        9.78% Net
         1                 120,000           120,000          120,000
         2                 120,000           120,000          120,000
         3                 120,000           120,000          120,000
         4                 120,000           120,000          120,000
         5                 120,000           120,000          120,000
         6                 120,000           120,000          120,000
         7                 120,000           120,000          120,000
         8                 120,000           120,000          120,000
         9                 120,000           120,000          120,000
         10                120,000           120,000          120,000
         15                120,000           120,000          120,000
    20 (Age 65)            120,000           120,000          120,000
    30 (Age 75)              **              120,000          238,373
    40 (Age 85)              **                **             594,715
    55 (Age 100)             **                **            2,123,242

                      Policy Value                                              Surrender Value
            Assuming Hypothetical Gross and                             Assuming Hypothetical Gross and
            Net Annual Investment Return of                              Net Annual Investment Return of
  Policy Year       0% Gross     6% Gross     12% Gross       Policy Year      0% Gross     6% Gross     12% Gross
                   -2.22% Net    3.78% Net    9.78% Net                       -2.22% Net    3.78% Net    9.78% Net
       1             1,436         1,543        1,649              1              -             -            -
       2             2,882         3,187        3,504              2              -             -           254
       3             4,260         4,855        5,501              3            1,075         1,670        2,316
       4             5,568         6,545        7,651              4            2,514         3,492        4,597
       5             6,806         8,257        9,967              5            3,982         5,433        7,143
       6             7,970         9,986       12,461              6            5,376         7,392        9,867
       7             9,057        11,729       15,146              7            6,692         9,365       12,782
       8             10,061       13,479       18,036              8            7,960        11,377       15,935
       9             10,978       15,230       21,146              9            9,139        13,391       19,307
       10            11,803       16,978       24,495              10           10,227       15,402       22,919
       15            14,433       25,584       45,900              15           14,433       25,584       45,900
  20 (Age 65)        13,866       33,620       79,890         20 (Age 65)       13,866       33,620       79,890
  30 (Age 75)          **         38,201       222,778        30 (Age 75)         **         38,201       222,778
  40 (Age 85)          **           **         564,395        40 (Age 85)         **           **         566,395
  55 (Age 100)         **           **        2,102,220       55 (Age 100)        **           **        2,102,220

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would differ if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return show above and elsewhere in this SAI and the Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more less than those shown and will depend on a number of factors, including the investment allocations by the Policy Owner and the Portfolios' rates of return. The Death Benefit, Policy Value and Surrender Value for the Policy would differ from those shown if the actual investment rates of return averaged the rates shown above over a period of years but fluctuated above or below those averages for individual Policy Years. No representation can be made by Lincoln Benefit or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.


                            GLOSSARY OF SPECIAL TERMS

Please refer to this list for the meaning of the following terms:

Accumulation Unit - An accounting unit of measurement, which we use to calculate the value of a Subaccount.

Age - The Insured's age at his or her last birthday.

Beneficiary(ies) - The person(s) named by you to receive the Death Benefit under the Policy. You name the original Beneficiary(ies) and Contingent
Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries may not be changed without their consent

Death Benefit - The amount payable to the Beneficiary under the Policy upon the death of the Insured, before payment of any unpaid Policy Debt or Policy Charges.

Face Amount - The initial amount of insurance under your Policy, adjusted for any changes in accordance with the terms of your Policy.

Fixed Account - The portion of the Policy Value allocated to our general account.

Grace Period - A 61-day period during which the Policy remains in force so as to permit you to pay sufficient additional Premium to keep the Policy from lapsing.

Insured - The person whose life is Insured under the Policy.

Issue Date - The date on which the Policy is issued, which shall be used to determine Policy Anniversaries, Policy Years and Policy Months.

Loan Account - An account established for amounts transferred from the Subaccounts and the Fixed Account as security for outstanding Policy loans.

Maturity Date - In states where the Policy has a Maturity Date, it is the Policy Anniversary following the Insured's 100th birthday. In most states, the Policy does not have a Maturity Date.

Monthly Automatic Payment - A method of paying a Premium each month automatically, for example by bank draft or salary deduction.


Monthly Deduction - The amount deducted from Policy Value on each Monthly Deduction Day for the policy fee, mortality and expense risk charge, administrative expense charge, cost of insurance charge, and the cost of any benefit riders.


Monthly Deduction Day - The same day in each month as the Issue Date. If a month does not have that day, the deduction will be made as of the last day of the month. The day of the month on which Monthly Deductions are taken from your Policy Value.

Net Death Benefit - The Death Benefit, less any Policy Debt.

Net Investment Factor - The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Net Investment Factor separately for each Subaccount.

Net Policy Value - The Policy Value, less any Policy Debt.

Net Premium - The Premium less the Premium Expense Charge.

Net Surrender Value - The Policy Value less any applicable surrender charges and less any unpaid Policy Debt. The Net Surrender Value must be positive for the Policy to remain in effect, unless the Safety Net Premium feature is in effect.

Policy Anniversary - The same day and month as the Issue Date for each subsequent year the Policy remains in force.

Policy Debt - The sum of all unpaid Policy loans and accrued loan interest.

Policy Owner ("You") - The person(s) having the privileges of ownership defined in the Policy. The Policy Owner may or may not be the same person as the Insured. If your Policy is issued pursuant to a retirement plan, your ownership privileges may be modified by the plan.

Policy Value - The sum of the values of your interests in the Subaccounts of the Separate Account, the Fixed Account and the Loan Account. The amount from which the Monthly Deductions are made and the Death Benefit is determined.

Policy Year - Each twelve-month period beginning on the Issue Date and each Policy Anniversary.

Portfolio(s) - The underlying mutual funds in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

Premium - Amounts paid to us as premium for the Policy by you or on your behalf.


Qualified Plan - A pension or profit-sharing plan established by a corporation, partnership, sole proprietor or other eligible organization that is qualified for favorable tax treatment under section 401 or 403 of the Tax Code.


SAI - Statement of Additional Information, which is attached to and incorporated by reference in this Prospectus.

Safety Net Premium - A feature under which we guarantee that, regardless of declines in your Policy Value, your Policy does not enter the Grace Period if your total Premiums paid since the Issue Date, less any partial withdrawals and outstanding Policy loans made by you, are at least as great as the monthly Safety Net Premium amount times the number of months since the Issue Date.

Separate Account - The Lincoln Benefit Life Variable Life Account, which is a segregated investment account of Lincoln Benefit.

Subaccount - A subdivision of the Separate Account, which invests wholly in shares of one of the Portfolios.

Surrender Value - The Policy Value less any applicable surrender charges.

Tax Code - The Internal Revenue Code of 1986, as amended.

Valuation Date - Each day the New York Stock Exchange is open for business. We do not determine Accumulation Unit Value on days on which the New York Stock Exchange is closed for trading.

Valuation Period - The period of time over which we determine the change in the value of the Subaccounts in order to price Accumulation Units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

We, Us, Our - Our company, Lincoln Benefit Life Company, sometimes referred to as "Lincoln Benefit."

You, Your - The person having the privileges of ownership in the Policy.


                       WHERE YOU CAN FIND MORE INFORMATION


         You can call us at 1-800-865-5237 to ask us questions, request information about the Policy, and obtain copies of the Statement of Information, personalized illustrations or other documents. You also can write to us at the address given on the first page of this Prospectus.


         We have filed a Statement of Additional Information with the Securities and Exchange Commission ("SEC"). The current Statement of Additional Information is dated __________, 2002. The Statement of Additional Information contains additional information about the Policy and is incorporated by reference in this Prospectus. You can obtain a free copy of the SAI upon request, by writing us or calling at the number given above, You should read the Statement of Additional Information because you are bound by the terms contained in it.

         We file reports and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC, including the Statement of Information at the SEC's public reference room in Washington, DC 20549-6009. Please call the SEC at 1-800-942-8090 for information on the operation of the public reference room.

         Our SEC reports and other information about us are also available to the public at the SEC's web site at http://www.sec.gov. Copies of any of the information filed with the SEC may be obtained upon payment of a duplicating fee by writing the SEC's Public Reference Section, 450 Fifth Street, NW, Washington, DC 20549-0102.


                          LINCOLN BENEFIT LIFE COMPANY




















                   Lincoln Benefit Life Variable Life Account
                Investment Company Act File Number: 333-811-7972

                       STATEMENT OF ADDITIONAL INFORMATION
                      CONSULTANT PROTECTOR FLEXIBLE PREMIUM
                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES



               DATE OF STATEMENT OF ADDITIONAL INFORMATION: , 2002


                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

                     DEPOSITOR: LINCOLN BENEFIT LIFE COMPANY



         This Statement of Additional Information is not a prospectus. Please review the Prospectus, which contains information concerning the Policies described above. You may obtain a copy of the Prospectus without charge by calling us at 1-800-865-5231 or writing to us at the address immediately below. The defined terms used in this Statement of Additional Information are as defined in the Prospectus.



                          Lincoln Benefit Life Company
                                 P.O. Box 82532
                          Lincoln, Nebraska 68501-2532

              The Date of this Statement of Additional Information
                     and of the related Prospectus is , 2002




                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY...........................................................................
     Description of Lincoln Benefit Life Company..........................................................
     State Regulation of Lincoln Benefit..................................................................
     Lincoln Benefit Life Variable Life Account...........................................................

EXPERTS...................................................................................................
ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR
POLICY............................................
     Replacement of Modified Endowment Contracts..........................................................
     Computation of Policy Value..........................................................................
     Transfers Authorized by Telephone....................................................................
GENERAL POLICY PROVISIONS.................................................................................
     Statements to Policy Owners..........................................................................
     Limit on Right to Contest............................................................................
     Suicide..............................................................................................
     Misstatements as to Age and Sex......................................................................
ADDITIONAL INFORMATION ABOUT CHARGES......................................................................
DISTRIBUTOR...............................................................................................
DISTRIBUTION OF THE POLICY................................................................................
PERFORMANCE INFORMATION...................................................................................
FINANCIAL STATEMENTS......................................................................................
ILLUSTRATIONS.............................................................................................


                         GENERAL INFORMATION AND HISTORY

     Description Of Lincoln Benefit Life Company. Lincoln Benefit Life Company ("we", "us", "our" and "Lincoln Benefit") is a stock life insurance company organized under the laws of the state of Nebraska in 1938. Our legal domicile and principal business address is 2940 South 84th Street, Lincoln, Nebraska 68506-4142. We are authorized to conduct life insurance and annuity business in the District of Columbia, Guam, U.S. Virgin Islands and all states except New York.

         Lincoln Benefit is a wholly-owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly-owned subsidiary of Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois. All outstanding capital stock of Allstate is owned by the Allstate Corporation.

         Except as discussed below for variable contracts, under our reinsurance agreements with Allstate Life, substantially all contract related assets and liabilities are transferred to Allstate Life. Through these reinsurance agreements, substantially all of the assets backing our reinsured liabilities are owned by Allstate Life. Allstate Life's commitments under the reinsurance agreements support our general account obligations and related assets are invested and managed by Allstate Life. Accordingly, except as discussed below for variable contracts, the results of operations with respect to applications received and contracts issued by Lincoln Benefit are not directly reflected in our consolidated financial statements. The amounts reflected in our consolidated financial statements directly relate only to the investment of those assets of Lincoln Benefit that are not transferred to Allstate Life under the reinsurance agreements. While the reinsurance agreements provide us with financial backing from Allstate Life, they do not create a direct contractual relationship between Allstate Life and you.

         Under Lincoln Benefit's reinsurance agreements with Allstate Life, Lincoln Benefit reinsures all reserve liabilities with Allstate Life except for those relating to variable contracts (including the Policies). Lincoln Benefit's variable contract assets and liabilities (other than those arising out of fixed interest benefits such as the Fixed Account) are held in legally-segregated unitized Separate Accounts and are retained by Lincoln Benefit. However, Lincoln Benefit's economic risks and returns related to such variable contracts are transferred to Allstate Life.

         Lincoln Benefit is highly rated by independent agencies, including A.M. Best, Moody's and Standard & Poor's. These ratings are based on our reinsurance agreement with Allstate Life, and reflect financial soundness and strong operating performance. The ratings are not intended to reflect the financial strength or investment experience of the Separate Account. We may from time to time advertise these ratings in our sales literature.

State Regulation of Lincoln Benefit. We are subject to the laws of Nebraska and regulated by the Nebraska Department of Insurance. Every year we file an annual statement with the Department of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Department of Insurance to verify our contract liabilities and reserves. We also are examined periodically by the National Association of Insurance Commissioners. Our books and records are subject to review by the Department of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

Lincoln Benefit Life Variable Life Account. Lincoln Benefit Life Variable Life Account was originally established in 1990, as a segregated asset account of Lincoln Benefit. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Lincoln Benefit.


                                     EXPERTS

     The consolidated financial statements of Lincoln Benefit Life Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the related financial statement schedule that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of the Separate Account as of December 31, 2001, and for each of the periods in the two years then eded included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principle address of Deloitte & Touche OOP is 180 N. Stetson Avenue, Chicago, Illinois, 60601.

         Actuarial matters included in the prospectus and this Statement of Additional Information, including the hypothetical Policy illustrations included herein, have been approved by Dean Way, Actuary of Lincoln Benefit, and are included in reliance upon his opinion as to their reasonableness.


         ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR POLICY

Replacement of Modified Endowment Contracts. If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be deemed a modified endowment contract. Our ability to determine whether a replaced Policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the Policy data we receive from the other insurer. We do not consider ourselves liable to you if that data is insufficient to accurately determine whether the replaced Policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premiums to your Policy without causing it to become a modified endowment contract.

Computation of Policy Value. On each Valuation Date, the portion of your Policy Value in a particular Subaccount will equal:

     (1)  The total value of your Accumulation Units in the Subaccount; plus

     (2) Any Net Premium received from you and allocated to the Subaccount during the current Valuation Period; plus

     (3) Any Policy Value transferred to the Subaccount during the current Valuation Period; minus

     (4) Any Policy Value transferred from the Subaccount during the current Valuation Period; minus

     (5) Any amounts withdrawn by you (plus the applicable withdrawal charge) from the Subaccount during the current Valuation Period; minus

     (6) The portion of any Monthly Deduction allocated to the Subaccount during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

         On each Valuation Date, the portion of your Policy Value in the Fixed Account will equal:

     (1)  Any Net Premium allocated to it, plus

     (2)  Any Policy Value transferred to it from the Subaccounts; plus

     (3)  Interest credited to it; minus

     (4)  Any Policy Value transferred out of it; minus

     (5) Any amounts withdrawn by you (plus the applicable withdrawal charge); minus

     (6)  The portion of any Monthly Deduction allocated to the Fixed Account.

All Policy Values equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.

Transfers Authorized by Telephone. You may make transfers by telephone. To give a third party authorization, you must first send us a completed authorization form.

         The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day that the NYSE and we are open for business, at that day's price.


                            GENERAL POLICY PROVISIONS

Statements to Policy Owners. We will maintain all records relating to the Separate Account and the Subaccounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

         In addition, we will send you the reports required by the 1940 Act. We will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.

Limit on Right to Contest. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured is alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured is alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured is alive.

Suicide. If the Insured commits suicide while sane or kills him or herself while insane within two years of the Issue Date or within two years of any increase in the Face Amount, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years of the effective date of any increase in the Face Amount the Insured commits suicide while sane or kills him or herself while insane, we will pay a Death Benefit for the increase equal to the total cost of insurance charges.

Misstatement as to Age and Sex. If the age or sex of the Insured is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.


                      ADDITIONAL INFORMATION ABOUT CHARGES

         We do not assess a surrender charge on surrenders under Policies issued to employees of Lincoln Benefit or its affiliates Surety Life Insurance Company and Allstate Financial Services, L.L.C., or to their spouses or minor children if these individuals reside in the State of Nebraska.


                                   DISTRIBUTOR

         ALFS, Inc. ("ALFS") located at 3100 Sanders Road, Northbrook, IL 60062-7154 serves as distributor of the Policies. ALFS, an affiliate of Lincoln Benefit, is a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.


         Lincoln Benefit does not pay ALFS a commission for distribution of the Policies. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Policies, including liability arising out of services we provide on the Policies.

                                                           1999                2000               2001

     Commission paid to ALFS that were paid to              0                   0                  0
     other broker-dealers and registered
     representatives

     Commission kept by ALFS                                0                   0                  0

     Other fees paid to ALFS for distribution               0                   0                  0
     services


         None of the commission shown in this table relates to the Policies because we began offering these Policies after the periods shown.


                           DISTRIBUTION OF THE POLICY

         Lincoln Benefit offers the Policies on a continuous basis. The Policies are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency. Registered representatives who sell the Policy will be paid a maximum sales commission of approximately 85% of all Premiums up to the first year Safety Net Premium plus 3% of any additional Premiums. Registered representatives also may be eligible for a trail commission of 0.15% of Policy Value on Policies that have been in force for at least five years. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

         Commissions payable to sales representatives for the sale of the Policy are calculated based on the total Premium payments. If you purchase a Primary Insured Rider, the commissions will vary depending on the allocation of your coverage between the base Policy and the Primary Insured Rider. The same initial Death Benefit will result in the highest commission when there is no Primary Insured Rider, with the commission declining as the portion of the Death Benefit coverage allocated to the Primary Insured Rider increases. Thus, the lowest commission amount is payable when the maximum Primary Insured Rider is purchased.



                             PERFORMANCE INFORMATION


From time to time we may advertise the performance of the Variable Subaccounts as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Policy owner. Also please note that performance figures shown do not reflect any applicable taxes.

The following reflects the performance of the Subaccounts, including deductions for management and other expenses of the Subaccounts. A Variable Subaccount's total return represents the average annual total return of that Subaccount over a particular period The performance reflects the deduction at the Separate Account and Policy level of administrative fees and charges and mortality and expense risk charges. When factoring in the annual policy fee, we pro rate the charge by dividing (i) the annual policy fee by (ii) the average account size of $10,000. We then multiply the resulting percentage by a hypothetical $1,000 investment. The performance does not reflect deductions for cost of insurance, premium taxes, or other charges that may be incurred under a Policy. If the performance included such charges, the returns shown would be significantly lower.

The total rate of return (T) is computed so that it satisfies the formula:

                         P(1+T) n = ERV

    where:

  P      =   a hypothetical initial payment of $1,000.00
  T      =   average annual total return
  n      =   number of years
ERV = ending redeemable value of a hypothetical $1,000.00 payment made at the beginning of the one, five, or ten-year period as of the end of the period (or fractional portion thereof).



Subaccount                               Inception      1 Year Annual      3 Year Annual       5 Year Annual     Since Inception
                                         Date (1)       Average            Average             Average
AIM Variable Insurance Funds
     Dent Demographics Trend              29-Dec-99         -32.80%              N/A                 N/A             -26.55%

The Alger American Fund
     Growth                               09-Jan-89         -12.61%             -0.73%             12.15%             14.64%
     MidCap Growth                        03-May-93         -7.74%              8.97%              13.56%             16.52%
     Leveraged AllCap                     25-Jan-95         -17.02%             2.66%              14.77%             21.48%

FIDELITY INVESTMENTS
     Growth                               09-Oct-86         -18.39%             -0.65%             10.65%             12.09%
     Equity Income                        09-Oct-86         -5.81%              2.17%               8.41%             10.68%
     Overseas                             28-Jan-87         -21.87%             -4.00%              1.80%             4.82%
     Investment Bond                      05-Dec-88         71.87%              47.08%             29.78%             14.95%
     Contrafund                           03-Jan-95         -13.38%             -0.70%              9.01%             14.08%

Janus Aspen Series
     Balanced                             13-Sep-93         -6.14%              4.11%              12.39%             11.15%
     Worldwide                            13-Sep-93         -23.62%             -1.99%              6.74%             11.73%
     Global Value                         01-May-01           N/A                N/A                 N/A              4.81%

Lazard Retirement Series, Inc.
     Emerging Mkts                        03-Nov-97         -6.31%              -0.15%               N/A              -7.78%

LSA
     Aggressive Growth                    14-Aug-01           N/A                N/A                 N/A             -13.34%
     Balanced                             01-Oct-99          0.92%               N/A                 N/A              4.42%
     Basic Value                          14-Aug-01           N/A                N/A                 N/A              -8.77%
     Blue Chip                            14-Aug-01           N/A                N/A                 N/A              -5.25%
     Cap Appr                             14-Aug-01           N/A                N/A                 N/A              1.45%
     Mid Cap Value                        14-Aug-01           N/A                N/A                 N/A              17.48%
     Diversified Mid Cap                  14-Aug-01           N/A                N/A                 N/A              1.07%
     Value Equity                         01-Oct-99         -6.11%               N/A                 N/A              5.61%
     Emerging Growth Equity               01-Oct-99         -18.90%              N/A                 N/A              -5.44%
     Focused Equity                       01-Oct-99         -16.54%              N/A                 N/A              -6.39%
     Growth & Equity                      01-Oct-99         -15.37%              N/A                 N/A              -4.23%

MFS Variable Insurance Trust
     Utilities                            03-Jan-95         -25.19%             -1.42%              7.44%             11.80%
     New Discovery                        01-May-98         -6.26%              15.63%               N/A              12.80%

OCC Accumulation Trust
     Science & Technology                 12-Apr-00         -61.42%              N/A                 N/A             -57.72%
     Small Cap                            01-Aug-88          7.36%              14.28%             10.12%             11.94%

Oppenheimer
     Small Cap                            01-May-98         -1.65%              4.52%                N/A              2.13%
     International Growth                 02-Jan-97         -24.87%             -0.13%              4.65%             5.84%

PIMCO
     Foreign Bond                         16-Feb-99          6.19%               N/A                 N/A              2.44%
     Money Market                         01-Oct-99          2.49%               N/A                 N/A              2.91%
     Total Return Bond                    31-Dec-97          4.93%              3.83%                N/A              4.34%

Putnam
     High Yield                           01-Feb-88          3.07%              -0.62%              0.66%             6.28%
     International Growth & Inc           02-Jan-97         -21.70%             -1.24%               N/A              4.26%

Rydex
     Sector Rotation                                          N/A                N/A                 N/A               N/A

Salomon Bros
     Capital                              17-Feb-98          0.58%              32.74%               N/A              28.83%

SCUDDER
     Balanced                             16-Jul-85         -6.90%              1.09%               9.19%             9.79%
     Equity 500                           01-Oct-97         -13.29%             -2.64%               N/A              3.92%
     Small Cap                            22-Aug-97          0.73%              4.28%                N/A              2.61%
     EAFE Equity                          21-Aug-97         -25.66%             -8.34%               N/A              -3.05%

T. Rowe
     Equity Income                        31-Mar-94          0.15%              4.59%               9.39%             12.97%

Van Kampen Life Investment Trust
     Growth and Income                    23-Dec-96         -7.03%              29.46%             25.03%             24.88%
     High Yield                           31-Dec-96         -5.71%              -4.26%               N/A              0.08%
     Real Estate                          03-Mar-97          8.42%              10.39%               N/A              6.69%



(1) The Inception Date is the date of inception of the underlying Portfolios, which may be prior to the date the Separate Account commenced operations.


The following shows how the performance of the Subaccounts could affect the Policy value. The returns show how the Policy would have performed to date, given the following assumptions: The Policy was issued to a 45 year old male, standard non-smoker. The Policy was issued with Death Benefit Option One with a [$------] face amount, based upon planned annual premiums of $[-----] per year. All of the premiums were allocated to one of the 45 Subaccounts. Thus, there are 45 possible outcomes. The returns show the hypothetical Net Surrender Value (the amount available if the Policy is surrendered for cash), the hypothetical Policy Value and the Internal Rate of Return for each Subaccount. The Internal Rate of Return is the annual effective interest rate that would accumulate the premiums paid to the Policy Value shown. This performance data is based on the actual performance of the Subaccounts, since the introduction of the Policy, and are adjusted to reflect all deductions for policy charges, including current Cost of Insurance rates, which vary depending on the sex, issue age, Policy year, and premium rating class of Insured under the Policy.



Subaccount                               Net Surrender Value         Policy Value       Internal Rate of Return
AIM VI Dent Demographic Trends Fund -    N/A                         N/A                N/A
Series I
Alger American Growth Portfolio -        N/A                         N/A                N/A
Class O
Alger American Leveraged AllCap          N/A                         N/A                N/A
Portfolio - Class O
Alger American MidCap Growth Portfolio   N/A                         N/A                N/A
- Class O
Fidelity VIP Contrafund Portfolio -      N/A                         N/A                N/A
Initial Class
Fidelity VIP Equity-Income Portfolio -   N/A                         N/A                N/A
Initial Class
Fidelity VIP Growth Portfolio -          N/A                         N/A                N/A
Initial Class
Fidelity VIP Investment Grade Bond       N/A                         N/A                N/A
Portfolio - Initial Class
Fidelity VIP Overseas Portfolio -        N/A                         N/A                N/A
Initial Class
Janus Aspen Series Balanced Portfolio    N/A                         N/A                N/A
- Service Class
Janus Aspen Series International Value   N/A                         N/A                N/A
Portfolio - Service Class
Janus Aspen Series Worldwide Growth      N/A                         N/A                N/A
Portfolio - Service Class
Lazard Retirement Series - Emerging      N/A                         N/A                N/A
Markets Portfolio
LSA Aggressive Growth Fund               N/A                         N/A                N/A
LSA Balanced Fund                        N/A                         N/A                N/A
LSA Basic Value Fund                     N/A                         N/A                N/A
LSA Blue Chip Fund                       N/A                         N/A                N/A
LSA Capital Appreciation Fund            N/A                         N/A                N/A

LSA Diversified Mid-Cap Fund             N/A                         N/A                N/A
LSA Emerging Growth Equity Fund          N/A                         N/A                N/A
LSA Focused Equity Fund                  N/A                         N/A                N/A
LSA Growth Equity Fund                   N/A                         N/A                N/A
LSA Mid Cap Value Fund                   N/A                         N/A                N/A
LSA Value Equity Fund                    N/A                         N/A                N/A
MFS New Discovery Series - Initial       N/A                         N/A                N/A
Class
MFS Utilities Series - Initial Class     N/A                         N/A                N/A
OCC Science & Technology Portfolio       N/A                         N/A                N/A
OCC Small Cap Portfolio                  N/A                         N/A                N/A
Oppenheimer International Growth Fund    N/A                         N/A                N/A
- Initial Class
Oppenheimer Main Street Small Cap Fund   N/A                         N/A                N/A
- Initial Class
PIMCO Foreign Bond Portfolio             N/A                         N/A                N/A
PIMCO Money Market Portfolio             N/A                         N/A                N/A
PIMCO Total Return Portfolio             N/A                         N/A                N/A
Putnam VT High Yield Fund - Class IA     N/A                         N/A                N/A
Putnam VT Intl Growth & Income Fund -    N/A                         N/A                N/A
Class IA
Rydex  Sector Rotation Fund              N/A                         N/A                N/A
Salomon Brothers Variable Capital Fund   N/A                         N/A                N/A
Scudder SVSI Balanced Portfolio          N/A                         N/A                N/A
Scudder VIT Equity 500 Index Fund -      N/A                         N/A                N/A
Class A
Scudder VIT Small Cap Index Fund -       N/A                         N/A                N/A
Class A
Scudder VIT EAFE Equity Index Fund -     N/A                         N/A                N/A
Class A
T. Rowe Price - Equity Income Portfolio  N/A                         N/A                N/A
Van Kampen UIF High Yield Portfolio      N/A                         N/A                N/A
Van Kampen UIF Real Estate Portfolio     N/A                         N/A                N/A
Van Kampen LIT Growth & Income           N/A                         N/A                N/A
Portfolio - Class I

                              FINANCIAL STATEMENTS

     The financial statements of the Separate Account as of December 31, 2001 and for each of the periods in the two years then ended, the statement of changes in net assets of the Separate Account for each of the periods in the two years ended December 31, 2001, the financial statements of Lincoln Benefit Life Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the related financial statement schedule of Lincoln Benefit Life Company and the accompanying Independent Auditors' Reports appear in the pages that follow. The financial statements and schedule of Lincoln Benefit Life Company included herein should be considered only as bearing upon the ability of Lincoln Benefit to meet its obligations under the Policies.

         The financial statements of the Separate Account do not reflect any assets attributable to the Policy because sales of the Policy had not commenced during the period covered by those financial statements.




INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Lincoln Benefit Life Company:

--------------------------------------------------------------------------------

We have audited the accompanying Statements of Financial Position of Lincoln Benefit Life Company (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2001 and 2000, and the related Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2001. Our audits also included Schedule IV--Reinsurance. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule IV--Reinsurance, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 20, 2002

                          LINCOLN BENEFIT LIFE COMPANY

               STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
REVENUES
  Net investment income.....................................  $12,144    $12,214    $10,740
  Realized capital gains and losses.........................   (1,352)       (95)      (913)
  Other expense.............................................       --        (20)    (2,301)
                                                              -------    -------    -------
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE............   10,792     12,099      7,526
Income Tax Expense..........................................    3,768      4,221      2,560
                                                              -------    -------    -------
NET INCOME..................................................    7,024      7,878      4,966
                                                              -------    -------    -------
OTHER COMPREHENSIVE INCOME (LOSS), AFTER-TAX
  Change in unrealized net capital gains and losses.........    2,818      3,106     (6,900)
                                                              -------    -------    -------
COMPREHENSIVE INCOME (LOSS).................................  $ 9,842    $10,984    $(1,934)
                                                              =======    =======    =======

                       See notes to financial statements.

                          LINCOLN BENEFIT LIFE COMPANY

                        STATEMENTS OF FINANCIAL POSITION

                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                   2001             2000
                                                              --------------   --------------
                                                              (IN THOUSANDS, EXCEPT PAR VALUE
                                                                           DATA)
ASSETS
Investments
  Fixed income securities, at fair value (amortized cost
   $179,124 and $166,893)...................................   $   186,709      $   170,142
  Short-term................................................         6,856           11,243
                                                               -----------      -----------
  Total investments.........................................       193,565          181,385
Cash........................................................        43,796               76
Reinsurance recoverable from Allstate Life Insurance
  Company, net..............................................     9,564,440        8,366,927
Reinsurance recoverable from non-affiliates, net............       458,563          353,789
Receivable from affiliate, net..............................        17,027               --
Other assets................................................         2,924            2,393
Separate Accounts...........................................     1,565,708        1,648,691
                                                               -----------      -----------
      TOTAL ASSETS..........................................   $11,846,023      $10,553,261
                                                               ===========      ===========
LIABILITIES
Contractholder funds........................................   $ 9,287,599      $ 8,157,502
Reserve for life-contingent contract benefits...............       724,044          550,334
Current income taxes payable................................         3,645            2,785
Deferred income taxes.......................................         6,187            4,607
Payable to affiliates, net..................................            --            9,210
Other liabilities and accrued expenses......................        70,237            1,371
Separate Accounts...........................................     1,565,708        1,648,691
                                                               -----------      -----------
      TOTAL LIABILITIES.....................................    11,657,420       10,374,500
                                                               -----------      -----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 8)

SHAREHOLDER'S EQUITY
Common stock, $100 par value, 30,000 shares authorized,
  25,000 shares issued and outstanding......................         2,500            2,500
Additional capital paid-in..................................       126,750          126,750
Retained income.............................................        54,423           47,399
Accumulated other comprehensive income:
  Unrealized net capital gains and losses...................         4,930            2,112
                                                               -----------      -----------
      Total accumulated other comprehensive income..........         4,930            2,112
                                                               -----------      -----------
      TOTAL SHAREHOLDER'S EQUITY............................       188,603          178,761
                                                               -----------      -----------
      TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY............   $11,846,023      $10,553,261
                                                               ===========      ===========

                       See notes to financial statements.

                          LINCOLN BENEFIT LIFE COMPANY

                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
COMMON STOCK................................................  $  2,500   $  2,500   $  2,500
                                                              --------   --------   --------
ADDITIONAL CAPITAL PAID-IN
Balance, beginning of year..................................   126,750    116,750    116,750
Capital contribution........................................        --     10,000         --
                                                              --------   --------   --------
Balance, end of year........................................   126,750    126,750    116,750
                                                              --------   --------   --------
RETAINED INCOME
Balance, beginning of year..................................    47,399     39,521     34,555
Net income..................................................     7,024      7,878      4,966
                                                              --------   --------   --------
Balance, end of year........................................    54,423     47,399     39,521
                                                              --------   --------   --------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year..................................     2,112       (994)     5,906
Change in unrealized net capital gains and losses...........     2,818      3,106     (6,900)
                                                              --------   --------   --------
Balance, end of year........................................     4,930      2,112       (994)
                                                              --------   --------   --------
    TOTAL SHAREHOLDER'S EQUITY..............................  $188,603   $178,761   $157,777
                                                              ========   ========   ========

                       See notes to financial statements.

                          LINCOLN BENEFIT LIFE COMPANY

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $  7,024   $  7,878   $  4,966
Adjustments to reconcile net income to net cash provided by
 operating activities
    Depreciation, amortization and other non-cash items.....      (531)      (868)    (5,313)
    Realized capital gains and losses.......................     1,352         95        913
    Changes in:
      Life-contingent contract benefits and contractholder
       funds, net of reinsurance recoverables...............     1,520     (1,342)    (4,868)
      Income taxes payable..................................       922      1,570     (1,266)
      Receivable/payable to affiliates, net.................   (26,237)    (3,440)     2,130
      Other operating assets and liabilities................    68,347      1,897      9,156
                                                              --------   --------   --------
    Net cash provided by operating activities...............    52,487      5,790      5,718
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Fixed income securities
  Proceeds from sales.......................................    10,922     15,856     17,760
  Investment collections....................................    15,346      7,430     13,580
  Investments purchases.....................................   (39,422)   (30,979)   (39,723)
  Change in short-term investments, net.....................     4,387     (9,003)     2,068
                                                              --------   --------   --------
    Net cash used in investing activities...................    (8,767)   (16,696)    (6,315)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution........................................        --     10,000         --
                                                              --------   --------   --------
    Net cash provided by financing activities...............        --     10,000         --
                                                              --------   --------   --------

NET INCREASE (DECREASE) IN CASH.............................    43,720       (906)      (597)
CASH AT BEGINNING OF YEAR...................................        76        982      1,579
                                                              --------   --------   --------
CASH AT END OF YEAR.........................................  $ 43,796   $     76   $    982
                                                              ========   ========   ========

                       See notes to financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------

1.  GENERAL

BASIS OF PRESENTATION
The accompanying financial statements include the accounts of Lincoln Benefit Life Company ("Lincoln Benefit" or the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

On January 25, 2000, the Company paid a dividend of all common shares of AFD, Inc. ("AFDI") stock, a registered broker-dealer, to ALIC. Prior to the dividend, AFDI had been consolidated in the Company's financial statements and related disclosures. In conjunction with the dividend, the Company has restated its prior year financial results to exclude AFDI.

To conform with the 2001 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS
Lincoln Benefit, a single segment entity, markets a diversified group of products to meet consumers' lifetime needs in the areas of protection and retirement solutions through independent insurance agents and broker/dealers, including master brokerage agencies. Products distributed through independent insurance agents include term life insurance; permanent life insurance such as whole life, universal life, variable universal life and single premium life; fixed annuities, including equity-indexed annuities; immediate annuities; variable annuities and long-term care products. Variable annuities and variable universal life products are also distributed through independent broker/dealers. ALFS, Inc. ("ALFS") is the principal underwriter for certain Lincoln Benefit products, such as variable universal life, variable annuities and market value adjusted annuities. ALFS is a wholly owned subsidiary of ALIC and is a registered broker/dealer under the Securities and Exchange Act of 1934.

In 2001, annuity deposits represented 74.4% of the Company's total statutory premiums and deposits. Statutory premiums and deposits is a measure used by management to analyze sales trends. Statutory premiums and deposits includes premiums and annuity considerations determined in conformity with statutory accounting practices prescribed or permitted by the insurance regulatory authorities of the state of Nebraska, and all other funds received from customers on deposit-type products which are treated as liabilities. The statutory accounting practices differ in certain, material aspects from GAAP.

Annuity contracts and life insurance policies issued by the Company are subject to discretionary surrender or withdrawal by customers, subject to applicable surrender charges. These policies and contracts are reinsured with ALIC (see
Note 3), which invests premiums and deposits to provide cash flows that will be used to fund future benefits and expenses.

The Company monitors economic and regulatory developments that have the potential to impact its business. Federal legislation has allowed for banks and other financial organizations to have greater participation in the securities and insurance businesses. This legislation presents an increased level of competition for sales of the Company's products. Furthermore, under current U.S. tax laws and regulations, deferred and immediate annuities and life insurance, including interest-sensitive products, receive favorable policyholder tax treatment. Any legislative or regulatory changes that adversely alter this treatment are likely to negatively affect the demand for these products. In addition, recent changes in federal estate tax laws will affect the demand for the types of life insurance used in estate planning.

Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by: 1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and 2) increasing competition in the capital markets.

The Company is authorized to sell life and annuity products in all states except New York, as well as in the District of Columbia, Guam and the U.S. Virgin Islands. The top geographic locations for statutory premiums and deposits for the Company were California, Illinois, Pennsylvania, Wisconsin and Florida for the year ended December 31, 2001. No other jurisdiction accounted for more than 5% of statutory premiums and deposits. All premiums and deposits are ceded under reinsurance agreements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS
Fixed income securities include bonds and mortgage-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The fair value of exchange traded fixed income securities is based upon quoted market prices

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------

or dealer quotes. The fair value of non-exchange traded fixed income securities is based on either independent third party sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. The difference between amortized cost and fair value, net of deferred income taxes, is reflected as a component of Accumulated other comprehensive income. Short-term investments are carried at cost or amortized cost, which approximates fair value.

Investment income consists primarily of interest. Interest is recognized on an accrual basis. Interest income on mortgage-backed securities is determined on the effective yield method, based on the estimated principal repayments. Accrual of income is suspended for fixed income securities that are in default or when the receipt of interest payments is in doubt.

Realized capital gains and losses are determined on a specific identification basis. They include gains and losses on portfolio trading and write-downs in value due to other than temporary declines in fair value.

The Company monitors its fixed income portfolios for ratings changes or other events that may result in declines in value that are other than temporary. Factors considered in evaluating whether a decline in fair value is other than temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the duration for and extent to which the fair value has been less than cost; and
3) the financial condition and near-term prospects of the issuer.

REINSURANCE RECOVERABLE
The Company has reinsurance agreements whereby certain premiums, contract charges, credited interest, policy benefits and certain expenses are ceded to ALIC (see Notes 3 and 7). The Company also has reinsurance agreements, whereas, the Company cedes 90%, 80% or 60% of the mortality risk on certain term life policies, depending upon the issue year and product, to a pool of eleven non-affiliated reinsurers. Beginning in 1998, the Company cedes mortality risk on new business in excess of $2 million per life for individual coverage. For business sold prior to 1998, the Company ceded mortality risk in excess of $350 thousand per life for individual coverage.

Such amounts are reflected net of such reinsurance in the statements of operations and comprehensive income. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. Reinsurance does not extinguish the Company's primary liability under the policies written.

Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits is not included in the Company's financial statements as those assets are owned and managed by ALIC under terms of reinsurance agreements.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS AND INTEREST CREDITED Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy and are reflected in contract benefits.

Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period in which premiums are collected. Gross premiums in excess of the net premium on immediate annuities with life contingencies are deferred and recognized over the contract period. Contract benefits are recognized in relation to such revenues so as to result in the recognition of profits over the life of the policy.

Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and one or more amounts assessed against the contractholder. Premiums from these contracts are reported as deposits to contractholder funds. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender charges. These revenues are recognized when levied against the account balance. Contract benefits include life-contingent benefit payments in excess of the reserves held.

Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, market value adjusted annuities, equity-indexed annuities, and immediate annuities without life contingencies are considered investment contracts. Deposits received for such contracts are reported as deposits to contractholder funds. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for contract administration and surrenders. These revenues are recognized when levied against the contractholder account balance.

Interest credited to contractholders' funds represents contractual interest accrued or paid for interest-sensitive life contracts and investment contracts. Crediting rates for fixed

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------

annuities and interest sensitive life contracts are adjusted periodically by the Company to reflect current market conditions. Crediting rates for indexed annuities and indexed life products are based on an interest rate index, such as LIBOR or an equity index, such as the S&P 500.

Separate Accounts products include variable annuity and variable universal life. The assets supporting these products are legally segregated and available only to settle Separate Accounts contract obligations. Deposits received are reported as Separate Accounts liabilities. Contract charges for these contracts consist of fees assessed against the Separate Accounts fund balances for contract maintenance, administration, mortality, expense and surrenders. Contract benefits incurred for Separate Accounts include, for example, guaranteed minimum death benefits paid in variable annuity contracts.

All premiums, contract charges, contract benefits and interest credited are reinsured.

INCOME TAXES
The income tax provision is calculated under the liability method and presented net of reinsurance. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses on fixed income securities carried at fair value and differences in the tax bases of investments.

SEPARATE ACCOUNTS
The Company issues variable annuities and variable universal life contracts, the assets and liabilities of which are legally segregated and reflected as Separate Accounts. The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore, are not included in the Company's statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance and administration fees and mortality, surrender and expense charges and are ceded to ALIC.

Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, contractholders bear the investment risk that the Separate Accounts' funds may not meet their stated objectives.

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS
The reserve for life-contingent contract benefits, which relates to traditional life insurance and immediate annuities with life contingencies, is computed on the basis of assumptions as to future investment yields, mortality, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 6.

CONTRACTHOLDER FUNDS
Contractholder funds arise from the issuance of interest-sensitive life policies and investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses. Detailed information on crediting rates and surrender and withdrawal protection on contractholder funds are outlined in Note 6.

USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PENDING ACCOUNTING STANDARDS
In December 2001, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others", which is effective for interim and annual financial statements issued for the fiscal year beginning after December 15, 2001. The SOP conforms accounting and financial reporting practices for certain lending and financing activities, eliminating various specialized accounting practices that developed from the issuance of AICPA finance company, bank, and credit union audit guides. The SOP also explicitly incorporates lending and financing activities of insurance companies within its scope. The Company's adoption of SOP 01-6 is not expected to have a material effect on the results of operations or financial position.

3.  RELATED PARTY TRANSACTIONS

REINSURANCE
The Company has reinsurance agreements whereby certain premiums, contract charges, interest credited to contractholders' funds, contract benefits and expenses are ceded to ALIC, and reflected net of such reinsurance in the statements of operations and comprehensive income. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------

separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits is not included in the Company's financial statements as those assets are owned and managed under terms of the reinsurance agreements. See Note 7 for more information.

BUSINESS OPERATIONS
The Company utilizes services provided by AIC and ALIC and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC and ALIC for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation and retirement and other benefit programs, allocated to the Company were $70.0 million, $35.1 million and $26.4 million in 2001, 2000 and 1999, respectively. Of these costs, the Company retains investment related expenses. All other costs are ceded to ALIC under reinsurance agreements.
INCOME TAXES
The Company is a party to a federal income tax allocation agreement with the Corporation (Note 9).

DEBT
The Company has entered into an intercompany loan agreement with the Corporation. The amount of funds available to the Company at a given point in time is dependent upon the debt position of the Corporation. No amounts were outstanding for the Company under the intercompany loan agreement at December 31, 2001 and 2000, respectively.

4.  INVESTMENTS
FAIR VALUES
The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                        GROSS
         AT                           UNREALIZED
    DECEMBER 31,       AMORTIZED   ----------------     FAIR
        2001             COST      GAINS    LOSSES     VALUE
        ----           ---------   ------   -------   --------
(IN THOUSANDS)
U.S. government and
  agencies             $ 39,710    $1,971   $  (15)   $ 41,666
Corporate                97,517    4,263      (450)    101,330
Municipal                 1,000       --        (3)        997
Mortgage-backed
  securities             39,389    1,731        (4)     41,116
Foreign government        1,508       92        --       1,600
                       --------    ------   -------   --------
  Total fixed income
   securities          $179,124    $8,057   $ (472)   $186,709
                       ========    ======   =======   ========
At December 31, 2000
U.S. government and
  agencies             $ 18,191    $2,072   $   --    $ 20,263
Corporate               103,414    1,531    (1,966)    102,979
Municipal                 1,000       --       (38)        962
Mortgage-backed
  securities             40,774    1,593       (43)     42,324
Foreign government        3,514      100        --       3,614
                       --------    ------   -------   --------
  Total fixed income
   securities          $166,893    $5,296   $(2,047)  $170,142
                       ========    ======   =======   ========

SCHEDULED MATURITIES
The scheduled maturities for fixed income securities are as follows at December 31, 2001:

                                       AMORTIZED     FAIR
                                         COST       VALUE
(IN THOUSANDS)                         ---------   --------
Due in one year or less                $  5,417    $  5,516
Due after one year through five years    74,168      77,726
Due after five years through ten
 years                                   46,846      47,436
Due after ten years                      13,304      14,915
                                       --------    --------
                                        139,735     145,593
Mortgage-backed securities               39,389      41,116
                                       --------    --------
  Total                                $179,124    $186,709
                                       ========    ========

Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

NET INVESTMENT INCOME

     YEAR ENDED DECEMBER 31,        2001      2000      1999
     -----------------------       -------   -------   -------
(IN THOUSANDS)
Fixed income securities            $11,959   $11,517   $10,380
Short-term investments                 598       830       577
                                   -------   -------   -------
  Investment income, before
   expense                          12,557    12,347    10,957
  Investment expense                   413       133       217
                                   -------   -------   -------
  Net investment income            $12,144   $12,214   $10,740
                                   =======   =======   =======

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------

REALIZED CAPITAL GAINS AND LOSSES, AFTER TAX

      YEAR ENDED DECEMBER 31,         2001     2000   1999
      -----------------------        -------   ----   -----
(IN THOUSANDS)
Fixed income securities              $(1,352)  $(95)  $(913)
Income taxes                             473    33      320
                                     -------   ----   -----
Realized capital gains and losses,
  after tax                          $  (879)  $(62)  $(593)
                                     =======   ====   =====

Excluding calls and prepayments, gross gains of $123 thousand, $0 thousand and $1 thousand were realized during 2001, 2000 and 1999, respectively, and gross losses of $1.5 million, $95 thousand and $914 thousand were realized on sales of fixed income securities during 2001, 2000 and 1999, respectively.

UNREALIZED NET CAPITAL GAINS AND LOSSES
Unrealized net capital gains and losses on fixed income securities included in shareholder's equity at December 31, 2001 are as follows:

                                                   GROSS
                                                UNREALIZED
                       AMORTIZED     FAIR     ---------------   UNREALIZED
                         COST       VALUE     GAINS    LOSSES   NET GAINS
(IN THOUSANDS)         ---------   --------   ------   ------   ----------
Fixed income
 securities            $179,124    $186,709   $8,057   $(472)    $ 7,585
                       ========    ========   ======   =====
Deferred income taxes                                             (2,655)
                                                                 -------
Unrealized net
 capital gains and
 losses                                                          $ 4,930
                                                                 =======

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

     YEAR ENDED DECEMBER 31,         2001      2000       1999
     -----------------------        -------   -------   --------
(IN THOUSANDS)
Fixed income securities             $ 4,336   $ 4,778   $(10,615)
Deferred income taxes                (1,518)   (1,672)     3,715
                                    -------   -------   --------
Increase (decrease) in unrealized
 net capital gains and losses       $ 2,818   $ 3,106   $ (6,900)
                                    =======   =======   ========

SECURITIES ON DEPOSIT
At December 31, 2001, fixed income securities with a carrying value of $8.9 million were on deposit with regulatory authorities as required by law.

5.  FINANCIAL INSTRUMENTS
In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including reinsurance recoverable and deferred income taxes) and liabilities (including interest-sensitive life insurance reserves and deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, such as accrued investment income and cash, are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

FINANCIAL ASSETS
The carrying value and fair value of financial assets at December 31, are as follows:

                                2001                      2000
                       -----------------------   -----------------------
                        CARRYING       FAIR       CARRYING       FAIR
                         VALUE        VALUE        VALUE        VALUE
(IN THOUSANDS)         ----------   ----------   ----------   ----------
Fixed income           $ 186,709    $  186,709   $ 170,142    $  170,142
 securities
Short-term investments     6,856         6,856      11,243        11,243
Separate Accounts      1,565,708     1,565,708   1,648,691     1,648,691

Fair values of exchange traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-exchange traded fixed income securities is based on either independent third party sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value are deemed to approximate fair value. Separate Accounts assets are carried in the statements of financial position at fair value based on quoted market prices.

FINANCIAL LIABILITIES
The carrying value and fair value of financial liabilities at December 31, are as follows:

                                2001                      2000
                       -----------------------   -----------------------
                        CARRYING       FAIR       CARRYING       FAIR
                         VALUE        VALUE        VALUE        VALUE
(IN THOUSANDS)         ----------   ----------   ----------   ----------
Contractholder funds
 on investment
 contracts             $7,407,377   $7,446,451   $6,401,863   $6,186,479
Separate Accounts      1,565,708     1,565,708   1,648,691     1,648,691

Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts and certain other contractholder liabilities are not considered to be financial instruments subject to fair value disclosure requirements. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities and immediate annuities without life contingencies are valued at the account balance less surrender charges. Market value adjusted annuities' fair value is estimated to be the market adjusted surrender value.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------

Equity indexed deferred annuity contracts' fair value approximates carrying value since the embedded equity options are carried at market value in the financial statements. Separate Accounts liabilities are carried at the fair value of the underlying assets.

6.  RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS
At December 31, the Reserve for life-contingent contract benefits consists of the following:

                                             2001       2000
(IN THOUSANDS)                             --------   --------
Immediate annuities:
  Structured settlement annuities          $162,412   $ 73,719
  Other immediate annuities                  35,757     36,884
Traditional life                            503,992    406,260
Other                                        21,883     33,471
                                           --------   --------
  Total Reserve for life-contingent
   contract benefits                       $724,044   $550,334
                                           ========   ========

The assumptions for mortality generally utilized in calculating reserves include the U.S. population with projected calendar year improvements and age setbacks for impaired lives for structured settlement annuities; the 1983 group annuity mortality table for other immediate annuities; and actual Company experience plus loading for traditional life. Interest rate assumptions vary from 6.0% to 7.8% for structured settlement annuities; 4.9% to 8.8% for other immediate annuities and 4.0% to 8.0% for traditional life. Other estimation methods used include the present value of contractually fixed future benefits for immediate annuities and the net level premium reserve method using the Company's withdrawal experience rates for traditional life.

Premium deficiency reserves are established, if necessary, for the immediate annuity business, to the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized. The Company did not have a premium deficiency reserve at December 31, 2001 and 2000.

At December 31, Contractholder funds consists of the following:

                                           2001         2000
(IN THOUSANDS)                          ----------   ----------
Interest-sensitive life                 $1,876,260   $1,777,128
Fixed annuities:
  Immediate annuities                      245,468      152,181
  Deferred annuities                     7,165,871    6,228,193
                                        ----------   ----------
  Total Contractholder funds            $9,287,599   $8,157,502
                                        ==========   ==========

Contractholder funds are equal to deposits received and interest credited for the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses. Interest rates credited range from 3.4% to 7.5% for interest-sensitive life contracts; 4.8% to 5.9% for immediate annuities and 0.0% to 12.0% for deferred annuities. Withdrawal and surrender charge protection includes: i) for interest-sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and, ii) for deferred annuities not subject to a market value adjustment, either a declining or a level percentage charge generally over nine years or less. Approximately 46.3% of deferred annuities are subject to a market value adjustment.

7.  REINSURANCE
The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company continues to have primary liability as the direct insurer for risks reinsured. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves.

The Company cedes a portion of the mortality risk on certain term life policies with a pool of reinsurers.

Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Except for ALIC, no single reinsurer had a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contract.

The effects of reinsurance on premiums written and earned and contract charges for the years ended December 31, are as follows:

                                 2001        2000        1999
(IN THOUSANDS)                 ---------   ---------   ---------
PREMIUMS AND CONTRACT CHARGES
Direct                         $ 572,949   $ 470,337   $ 389,741
Assumed                                4           2           2
Ceded
  Affiliate                     (330,799)   (241,361)   (187,854)
  Non-affiliate                 (242,154)   (228,978)   (201,889)
                               ---------   ---------   ---------
    Premiums and contract
     charges, net of
     reinsurance               $      --   $      --   $      --
                               =========   =========   =========

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------

The effects of reinsurance on credited interest, policy benefits and other expenses for the years ended December 31, are as follows:

                                 2001        2000        1999
(IN THOUSANDS)                ----------   ---------   ---------
CREDITED INTEREST, POLICY
 BENEFITS AND OTHER EXPENSES
Direct                        $1,007,684   $ 885,081   $ 869,393
Assumed                               --          --          --
Ceded
  Affiliate                     (728,750)   (630,015)   (684,703)
  Non-affiliate                 (278,934)   (255,046)   (182,389)
                              ----------   ---------   ---------
    Credited interest,
     policy benefits and
     other expenses, net of
     reinsurance              $       --   $      20   $   2,301
                              ==========   =========   =========

8.  COMMITMENTS AND CONTINGENT LIABILITIES

REGULATION AND LEGAL PROCEEDINGS
The Company's business is subject to the effects of a changing social, economic and regulatory environment. State and federal regulatory initiatives have varied and have included employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance businesses, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and the overall expansion of regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

From time to time the Company is involved in pending and threatened litigation in the normal course of business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, in one or more of these actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

GUARANTY FUNDS
Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in a particular state. The Company's expenses related to these funds are immaterial and are ceded to ALIC under reinsurance agreements.

9.  INCOME TAXES
The Company joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. The Company has also entered into a supplemental tax sharing agreement with respect to reinsurance ceded to ALIC to allocate to ALIC the tax benefits and detriments related to such reinsurance. Effectively, these agreements result in the Company's annual income tax provision being computed as if the Company filed a separate return, as adjusted for the reinsurance ceded to ALIC.

Prior to June 30, 1995, the Corporation was a subsidiary of Sears Roebuck & Co. ("Sears") and, with its eligible domestic subsidiaries, was included in the Sears consolidated federal income tax return and federal income tax allocation agreement. Effective June 30, 1995, the Corporation and Sears entered into a new tax sharing agreement, which governs their respective rights and obligations with respect to federal income taxes for all periods during which the Corporation was a subsidiary of Sears, including the treatment of audits of tax returns for such periods.

The Internal Revenue Service ("IRS") has completed its review of the Allstate Group's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or result of operations of the Company.

The components of the deferred income tax liabilities at December 31, are as follows:

                                                 2001       2000
(in thousands)                                 --------   --------
DEFERRED LIABILITIES
Difference in tax bases of investments          $2,561     $2,405
Unrealized net capital gains                     2,655      1,137
Other liabilities                                  971      1,065
                                                ------     ------
  Total deferred liabilities                    $6,187     $4,607
                                                ======     ======

The components of income tax expense for the year ended December 31, are as follows:

                                        2001       2000       1999
(in thousands)                        --------   --------   --------
Current                                $3,706     $2,032    $ 3,645
Deferred                                   62      2,189     (1,085)
                                       ------     ------    -------
  Total income tax expense             $3,768     $4,221    $ 2,560
                                       ======     ======    =======

The Company paid income taxes of $2.8 million, $2.7 million and $3.8 million in 2001, 2000 and 1999, respectively.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

                                         2001       2000       1999
                                       --------   --------   --------
Statutory federal income tax rate       35.0%      35.0%      35.0%
Other                                   (0.1)      (0.1)      (1.0)
                                        ----       ----       ----
Effective income tax rate               34.9%      34.9%      34.0%
                                        ====       ====       ====

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 2001, approximately $340 thousand, will result in federal income taxes payable of $119 thousand if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since 1983.

10.  STATUTORY FINANCIAL INFORMATION
The following table reconciles Net income for the year ended December 31, and Shareholder's equity at December 31, as reported herein in conformity with GAAP with total statutory net income and capital and surplus of the Company, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

                                                         SHAREHOLDER'S
                                 NET INCOME                 EQUITY
                          -------------------------   -------------------
                           2001     2000     1999       2001       2000
(IN THOUSANDS)            ------   ------   -------   --------   --------
Balance per GAAP          $7,024   $7,878   $ 4,966   $188,603   $178,761
Unrealized gain/loss on
  fixed income securities    --       --         --     (7,585)    (3,249)
Deferred income taxes        18    1,370     (1,363)     8,406      5,059
Employee benefits           (73)      --          2        758        676
Reserves and non-admitted
  assets                    245      446        259    (16,188)   (13,628)
Other                       229     (417)       242     12,343      1,817
                          ------   ------   -------   --------   --------
Balance per statutory
  accounting practices    $7,443   $9,277   $ 4,106   $186,337   $169,436
                          ======   ======   =======   ========   ========

The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the State of Nebraska. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

Effective January 1, 2001, the State of Nebraska required insurance companies domiciled in its state to prepare statutory-basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual--Version effective January 1, 2001 ("codification") subject to any deviations prescribed or permitted by the State of Nebraska insurance commissioner.

Accounting changes adopted to conform to the provisions of codification are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. The Company reported an increase to surplus of $2.0 million effective January 1, 2001 as a result of recognizing a net deferred tax asset.

The NAIC is currently in the process of clarifying and interpreting requirements as the insurance industry implements codification. As the NAIC announces changes and as they are approved by the Nebraska Department of Insurance, the impact of the changes will be recorded.

DIVIDENDS
The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by the Company without the prior approval of the state insurance regulator is limited by Nebraska law to formula amounts based on statutory surplus and statutory net gain from operations, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that the Company can distribute during 2002 without prior approval of the Nebraska Department of Insurance is $18.3 million.

RISK-BASED CAPITAL
The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. At December 31, 2001, RBC for the Company was significantly above levels that would require regulatory action.

                          LINCOLN BENEFIT LIFE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------

11.  OTHER COMPREHENSIVE INCOME
The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:

                                           2001                              2000                              1999
                              -------------------------------   -------------------------------   -------------------------------
                               PRETAX      TAX      AFTER-TAX    PRETAX      TAX      AFTER-TAX    PRETAX      TAX      AFTER-TAX
(IN THOUSANDS)                --------   --------   ---------   --------   --------   ---------   --------   --------   ---------
UNREALIZED CAPITAL GAINS AND
  LOSSES:
----------------------------
Unrealized holding gains
  (losses) arising during
  the period                  $ 2,984    $(1,045)    $1,939      $4,683    $(1,639)    $3,044     $(11,528)   $4,035     $(7,493)
Less: reclassification
  adjustments                  (1,352)       473       (879)        (95)        33        (62)        (913)      320        (593)
                              -------    -------     ------      ------    -------     ------     --------    ------     -------
Unrealized net capital gains
  (losses)                      4,336     (1,518)     2,818       4,778     (1,672)     3,106      (10,615)    3,715      (6,900)
                              -------    -------     ------      ------    -------     ------     --------    ------     -------
Other comprehensive income
  (loss)                      $ 4,336    $(1,518)    $2,818      $4,778    $(1,672)    $3,106     $(10,615)   $3,715     $(6,900)
                              =======    =======     ======      ======    =======     ======     ========    ======     =======

12.  SALE OF BUILDING
Included within other income and expenses in the Company's statements of operations and comprehensive income for 1999, is a write-down of $798 thousand associated with the sale of the Company's building in Lincoln, Nebraska which occurred in the first quarter of 2000. Also included in other income and expenses is the write-down of $1.2 million related to unamortized building improvements recognized in the third quarter of 1999 when the building was vacated by the Company.

                          LINCOLN BENEFIT LIFE COMPANY

                            SCHEDULE IV--REINSURANCE

                                 (IN THOUSANDS)

                                                        GROSS                          NET
                                                        AMOUNT         CEDED          AMOUNT
                                                     ------------   ------------   ------------
YEAR ENDED DECEMBER 31, 2001
Life insurance in force............................  $138,566,651   $138,566,651   $         --
                                                     ============   ============   ============
Premiums and contract charges:
  Life and annuities...............................  $    532,235   $    532,235   $         --
  Accident and health..............................        40,718         40,718             --
                                                     ------------   ------------   ------------
                                                     $    572,953   $    572,953   $         --
                                                     ============   ============   ============

                                                        GROSS                          NET
                                                        AMOUNT         CEDED          AMOUNT
                                                     ------------   ------------   ------------
YEAR ENDED DECEMBER 31, 2000
Life insurance in force............................  $120,555,954   $120,555,954   $         --
                                                     ============   ============   ============
Premiums and contract charges:
  Life and annuities...............................  $    447,683   $    447,683   $         --
  Accident and health..............................        22,656         22,656             --
                                                     ------------   ------------   ------------
                                                     $    470,339   $    470,339   $         --
                                                     ============   ============   ============

                                                        GROSS                          NET
                                                        AMOUNT         CEDED          AMOUNT
                                                     ------------   ------------   ------------
YEAR ENDED DECEMBER 31, 1999
Life insurance in force............................  $109,520,029   $109,520,029   $         --
                                                     ============   ============   ============
Premiums and contract charges:
  Life and annuities...............................  $    369,540   $    369,540   $         --
  Accident and health..............................        20,203         20,203             --
                                                     ------------   ------------   ------------
                                                     $    389,743   $    389,743   $         --
                                                     ============   ============   ============

LINCOLN BENEFIT LIFE
VARIABLE LIFE ACCOUNT

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND
FOR THE PERIODS ENDED DECEMBER 31, 2001,
DECEMBER 31, 2000 AND DECEMBER 31, 1999, AND
INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Lincoln Benefit Life Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Lincoln Benefit Life Variable Life Account (the "Account") as of December 31, 2001, and the related statements of operations and of changes in net assets for each of the periods in the three year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2001 by correspondence with the Account's custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Lincoln Benefit Life Variable Life Account as of December 31, 2001, and the results of operations for each of the individual sub-accounts and the changes in their net assets for each of the periods in the three year period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 8, 2002

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

($ in thousands)

                                                           THE ALGER AMERICAN FUND SUB-ACCOUNTS
                                               -------------------------------------------------------------
                                                            INCOME     LEVERAGED    MIDCAP        SMALL
                                                GROWTH    AND GROWTH    ALLCAP      GROWTH    CAPITALIZATION
                                               --------   ----------   ---------   --------   --------------
ASSETS
Investments at fair value                      $  4,170    $  3,428    $  4,358    $  5,791      $  1,868
                                               --------    --------    --------    --------      --------
  Total assets                                 $  4,170    $  3,428    $  4,358    $  5,791      $  1,868
                                               ========    ========    ========    ========      ========

NET ASSETS
Accumulation units                             $  4,170    $  3,428    $  4,358    $  5,791      $  1,868
                                               --------    --------    --------    --------      --------
  Total net assets                             $  4,170    $  3,428    $  4,358    $  5,791      $  1,868
                                               ========    ========    ========    ========      ========

FUND SHARE INFORMATION
  Number of shares                              113,407     324,345     138,145     327,730       112,880
                                               ========    ========    ========    ========      ========
  Cost                                         $  5,744    $  4,115    $  5,861    $  7,352      $  2,938
                                               ========    ========    ========    ========      ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

($ in thousands)

                                                                                                   FIDELITY VARIABLE
                                                                                                   INSURANCE PRODUCTS
                                                  FEDERATED INSURANCE SERIES SUB-ACCOUNTS          FUND SUB-ACCOUNTS
                                               ----------------------------------------------   ----------------------
                                                 FEDERATED
                                               FUND FOR U.S.    FEDERATED
                                                GOVERNMENT     HIGH INCOME       FEDERATED      VIP ASSET      VIP
                                               SECURITIES II   BOND FUND II   UTILITY FUND II    MANAGER    CONTRAFUND
                                               -------------   ------------   ---------------   ---------   ----------
ASSETS
Investments at fair value                        $  5,295        $  5,019        $  3,079       $  7,053    $   25,155
                                                 --------        --------        --------       --------    ----------
  Total assets                                   $  5,295        $  5,019        $  3,079       $  7,053    $   25,155
                                                 ========        ========        ========       ========    ==========

NET ASSETS
Accumulation units                               $  5,295        $  5,019        $  3,079       $  7,053    $   25,155
                                                 --------        --------        --------       --------    ----------
  Total net assets                               $  5,295        $  5,019        $  3,079       $  7,053    $   25,155
                                                 ========        ========        ========       ========    ==========

FUND SHARE INFORMATION
  Number of shares                                463,229         650,170         296,895        486,110     1,249,626
                                                 ========        ========        ========       ========    ==========
  Cost                                           $  5,143        $  5,790        $  3,837       $  8,052    $   27,398
                                                 ========        ========        ========       ========    ==========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

($ in thousands)

                                                      FIDELITY VARIABLE INSURANCE PRODUCTS FUND SUB-ACCOUNTS
                                               ---------------------------------------------------------------------
                                               VIP EQUITY-                                 VIP MONEY
                                                 INCOME      VIP GROWTH   VIP INDEX 500     MARKET      VIP OVERSEAS
                                               -----------   ----------   -------------   -----------   ------------
ASSETS
Investments at fair value                      $   32,062    $  34,879      $ 13,935      $    32,364     $  5,730
                                               ----------    ----------     --------      -----------     --------
  Total assets                                 $   32,062    $  34,879      $ 13,935      $    32,364     $  5,730
                                               ==========    ==========     ========      ===========     ========

NET ASSETS
Accumulation units                             $   32,062    $  34,879      $ 13,935      $    32,364     $  5,730
                                               ----------    ----------     --------      -----------     --------
  Total net assets                             $   32,062    $  34,879      $ 13,935      $    32,364     $  5,730
                                               ==========    ==========     ========      ===========     ========

FUND SHARE INFORMATION
  Number of shares                              1,409,301    1,037,750       107,135       32,364,155      412,847
                                               ==========    ==========     ========      ===========     ========
  Cost                                         $   32,942    $  41,489      $ 15,942      $    32,364     $  6,823
                                               ==========    ==========     ========      ===========     ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

($ in thousands)

                                                            JANUS ASPEN SERIES SUB-ACCOUNTS
                                               ----------------------------------------------------------
                                               AGGRESSIVE              FLEXIBLE                WORLDWIDE
                                                 GROWTH     BALANCED    INCOME      GROWTH       GROWTH
                                               ----------   --------   --------   ----------   ----------
ASSETS
Investments at fair value                      $  28,159    $21,684    $  3,797   $   35,717   $   44,047
                                               ----------   --------   --------   ----------   ----------
  Total assets                                 $  28,159    $21,684    $  3,797   $   35,717   $   44,047
                                               ==========   ========   ========   ==========   ==========

NET ASSETS
Accumulation units                             $  28,159    $21,684    $  3,797   $   35,717   $   44,047
                                               ----------   --------   --------   ----------   ----------
  Total net assets                             $  28,159    $21,684    $  3,797   $   35,717   $   44,047
                                               ==========   ========   ========   ==========   ==========

FUND SHARE INFORMATION
  Number of shares                             1,281,112    960,741     325,659    1,796,644    1,543,348
                                               ==========   ========   ========   ==========   ==========
  Cost                                         $  54,300    $22,714    $  3,821   $   46,703   $   54,268
                                               ==========   ========   ========   ==========   ==========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

($ in thousands)

                                                                    LSA VARIABLE SERIES TRUST SUB-ACCOUNTS
                                                     ---------------------------------------------------------------------
                                                                                      LSA
                                                         LSA        LSA BASIC     DIVERSIFIED     LSA MID CAP   LSA VALUE
                                                     BALANCED (a)   VALUE (a)     MID CAP (a)      VALUE (a)    EQUITY (a)
                                                     ------------   ---------   ---------------   -----------   ----------
ASSETS
Investments at fair value                               $0.156       $   11          $  5            $  7         $0.141
                                                        ------       ------          ----            ----         ------
    Total assets                                        $0.156       $   11          $  5            $  7         $0.141
                                                        ======       ======          ====            ====         ======

NET ASSETS
Accumulation units                                      $0.156       $   11          $  5            $  7         $0.141
                                                        ------       ------          ----            ----         ------
    Total net assets                                    $0.156       $   11          $  5            $  7         $0.141
                                                        ======       ======          ====            ====         ======

FUND SHARE INFORMATION
    Number of shares                                        16        1,139           482             672             13
                                                        ======       ======          ====            ====         ======
    Cost                                                $0.016       $   11          $  5            $  7         $0.013
                                                        ======       ======          ====            ====         ======

(a)  For the Period Beginning October 22, 2001 and Ended December 31, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

($ in thousands)

                                                         MFS VARIABLE INSURANCE                 MFS VARIABLE INSURANCE
                                                           TRUST SUB-ACCOUNTS                     TRUST SUB-ACCOUNTS
                                                     -------------------------------   ----------------------------------------
                                                                           MFS          MFS NEW
                                                     MFS EMERGING    INVESTORS TRUST   DISCOVERY   MFS RESEARCH     MFS TOTAL
                                                     GROWTH SERIES     SERIES (b)       SERIES        SERIES      RETURN SERIES
                                                     -------------   ---------------   ---------   ------------   -------------
ASSETS
Investments at fair value                              $  3,424         $  2,421       $  2,291      $  1,459       $  2,548
                                                       --------         --------       --------      --------       --------
    Total assets                                       $  3,424         $  2,421       $  2,291      $  1,459       $  2,548
                                                       ========         ========       ========      ========       ========

NET ASSETS
Accumulation units                                     $  3,424         $  2,421       $  2,291      $  1,459       $  2,548
                                                       --------         --------       --------      --------       --------
    Total net assets                                   $  3,424         $  2,421       $  2,291      $  1,459       $  2,548
                                                       ========         ========       ========      ========       ========

FUND SHARE INFORMATION
    Number of shares                                    190,449          141,325        150,001       101,864        136,937
                                                       ========         ========       ========      ========       ========
    Cost                                               $  4,989         $  2,738       $  2,349      $  1,972       $  2,546
                                                       ========         ========       ========      ========       ========

(b)  Previously known as Growth with Income Series

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

($ in thousands)

                                                          OCC
                                                      ACCUMULATION
                                                         TRUST
                                                      SUB-ACCOUNT      SCUDDER VARIABLE SERIES I SUB-ACCOUNTS
                                                     --------------   ----------------------------------------
                                                          OCC
                                                      SCIENCE AND                                    GLOBAL
                                                     TECHNOLOGY (a)    BALANCED        BOND        DISCOVERY
                                                     --------------   -----------   -----------   ------------
ASSETS
Investments at fair value                                $   18        $  1,826      $  5,050       $  1,024
                                                         ------        --------      --------       --------
    Total assets                                         $   18        $  1,826      $  5,050       $  1,024
                                                         ======        ========      ========       ========

NET ASSETS
Accumulation units                                       $   18        $  1,826      $  5,050       $  1,024
                                                         ------        --------      --------       --------
    Total net assets                                     $   18        $  1,826      $  5,050       $  1,024
                                                         ======        ========      ========       ========

FUND SHARE INFORMATION
    Number of shares                                      7,758         155,264       731,886        117,661
                                                         ======        ========      ========       ========
    Cost                                                 $   19        $  2,013      $  4,805       $  1,315
                                                         ======        ========      ========       ========

(a)  For the Period Beginning October 22, 2001 and Ended December 31, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

($ in thousands)

                                                                                      STRONG
                                                                                   OPPORTUNITY
                                                          SCUDDER VARIABLE        FUND II, INC.    STRONG VARIABLE INSURANCE
                                                       SERIES I SUB-ACCOUNTS       SUB-ACCOUNT      FUNDS, INC. SUB-ACCOUNTS
                                                     --------------------------   --------------   --------------------------
                                                     GROWTH AND                    OPPORTUNITY     DISCOVERY      MID CAP
                                                       INCOME     INTERNATIONAL      FUND II        FUND II    GROWTH FUND II
                                                     ----------   -------------   --------------   ---------   --------------
ASSETS
Investments at fair value                             $   741       $    966         $  2,851       $   519       $  2,425
                                                      -------       --------         --------       -------       --------
    Total assets                                      $   741       $    966         $  2,851       $   519       $  2,425
                                                      =======       ========         ========       =======       ========

NET ASSETS
Accumulation units                                    $   741       $    966         $  2,851       $   519       $  2,425
                                                      -------       --------         --------       -------       --------
    Total net assets                                  $   741       $    966         $  2,851       $   519       $  2,425
                                                      =======       ========         ========       =======       ========

FUND SHARE INFORMATION
    Number of shares                                   83,205        120,043          146,570        50,281        148,040
                                                      =======       ========         ========       =======       ========
    Cost                                              $   817       $  1,459         $  3,357       $   571       $  3,676
                                                      =======       ========         ========       =======       ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 2001
--------------------------------------------------------------------------------

($ in thousands)

                                                                                                     T. ROWE PRICE
                                                                                                     INTERNATIONAL
                                                           T. ROWE PRICE EQUITY SERIES, INC.         SERIES, INC.
                                                                     SUB-ACCOUNTS                     SUB-ACCOUNT
                                                     ---------------------------------------------   -------------
                                                     T. ROWE PRICE   T. ROWE PRICE   T. ROWE PRICE   T. ROWE PRICE
                                                        EQUITY          MID-CAP       NEW AMERICA    INTERNATIONAL
                                                        INCOME          GROWTH          GROWTH           STOCK
                                                     -------------   -------------   -------------   -------------
ASSETS
Investments at fair value                              $  3,028        $  2,918         $   503         $   778
                                                       --------        --------         -------         -------
    Total assets                                       $  3,028        $  2,918         $   503         $   778
                                                       ========        ========         =======         =======

NET ASSETS
Accumulation units                                     $  3,028        $  2,918         $   503         $   778
                                                       --------        --------         -------         -------
    Total net assets                                   $  3,028        $  2,918         $   503         $   778
                                                       ========        ========         =======         =======

FUND SHARE INFORMATION
    Number of shares                                    157,943         159,790          27,777          67,861
                                                       ========        ========         =======         =======
    Cost                                               $  3,024        $  2,774         $   577         $ 1,017
                                                       ========        ========         =======         =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                           THE ALGER AMERICAN FUND SUB-ACCOUNTS
                                                       --------------------------------------------
                                                              GROWTH            INCOME AND GROWTH
                                                       ---------------------   --------------------
                                                       2001     2000    1999   2001    2000    1999
                                                       -----   ------   ----   -----   -----   ----
NET INVESTMENT INCOME (LOSS)
Dividends                                              $   8   $    -   $  -   $   9   $   -   $  -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                             (27)     (21)     -     (20)    (10)     -
  Administrative expense                                 (27)     (13)     -     (31)     (9)     -
                                                       -----   ------   ----   -----   -----   ----
    Net investment income (loss)                         (46)     (34)     -     (42)    (19)     -
                                                       -----   ------   ----   -----   -----   ----

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                    235    1,262    360     171     691    187
  Cost of investments sold                               318    1,213    353     199     658    175
                                                       -----   ------   ----   -----   -----   ----

    Realized gains (losses) on fund shares               (83)      49      7     (28)     33     12

Realized gain distributions                              460      310     29     177     228      8
                                                       -----   ------   ----   -----   -----   ----

    Net realized gains (losses)                          377      359     36     149     261     20

Change in unrealized gains (losses)                     (848)    (916)   188    (515)   (328)   155
                                                       -----   ------   ----   -----   -----   ----

    Net realized and unrealized gains (losses) on
      investments                                       (471)    (557)   224    (366)    (67)   175
                                                       -----   ------   ----   -----   -----   ----

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS      $(517)  $ (591)  $224   $(408)  $ (86)  $175
                                                       =====   ======   ====   =====   =====   ====

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                             THE ALGER AMERICAN FUND SUB-ACCOUNTS
                                                       ------------------------------------------------
                                                          LEVERAGED ALLCAP           MIDCAP GROWTH
                                                       ----------------------   -----------------------
                                                       2001     2000     1999    2001      2000    1999
                                                       -----   -------   ----   -------   ------   ----
NET INVESTMENT INCOME (LOSS)
Dividends                                              $   -   $     -   $  -   $     -   $    -   $  -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                             (28)      (21)     -       (31)     (13)     -
  Administrative expense                                 (31)      (14)     -       (41)     (13)     -
                                                       -----   -------   ----   -------   ------   ----
    Net investment income (loss)                         (59)      (35)     -       (72)     (26)     -
                                                       -----   -------   ----   -------   ------   ----

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                    402     1,511    298     3,028    1,693    381
  Cost of investments sold                               543     1,455    283     3,466    1,713    380
                                                       -----   -------   ----   -------   ------   ----

    Realized gains (losses) on fund shares              (141)       56     15      (438)     (20)     1

Realized gain distributions                              133       240      7     1,643      140      8
                                                       -----   -------   ----   -------   ------   ----

    Net realized gains (losses)                           (8)      296     22     1,205      120      9

Change in unrealized gains (losses)                     (621)   (1,283)   401    (1,416)    (210)    65
                                                       -----   -------   ----   -------   ------   ----

    Net realized and unrealized gains (losses) on
      investments                                       (629)     (987)   423      (211)     (90)    74
                                                       -----   -------   ----   -------   ------   ----

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $(688)  $(1,022)  $423   $  (283)  $ (116)  $ 74
                                                       =====   =======   ====   =======   ======   ====

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                       THE ALGER AMERICAN FUND   FEDERATED INSURANCE SERIES
                                                            SUB-ACCOUNTS                SUB-ACCOUNTS
                                                       -----------------------   ---------------------------
                                                                                   FEDERATED FUND FOR U.S.
                                                        SMALL CAPITALIZATION      GOVERNMENT SECURITIES II
                                                       -----------------------   ---------------------------
                                                        2001     2000    1999     2001      2000      1999
                                                       ------   ------   -----   -------   -------   -------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $   -    $   -    $  -    $   99    $   61    $   43
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                             (11)      (9)      -       (25)      (10)       (9)
  Administrative expense                                 (14)      (4)      -       (20)       (4)       (2)
                                                       -----    -----    ----    ------    ------    ------
    Net investment income (loss)                         (25)     (13)      -        54        47        32
                                                       -----    -----    ----    ------    ------    ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                    190      743     262     1,933     1,851     1,171
  Cost of investments sold                               292      795     266     1,896     1,875     1,168
                                                       -----    -----    ----    ------    ------    ------

    Realized gains (losses) on fund shares              (102)     (52)     (4)       37       (24)        3

Realized gain distributions                                -      389      10         -         -         9
                                                       -----    -----    ----    ------    ------    ------

    Net realized gains (losses)                         (102)     337       6        37       (24)       12

Change in unrealized gains (losses)                     (392)    (792)    112        72       107       (63)
                                                       -----    -----    ----    ------    ------    ------

    Net realized and unrealized gains (losses) on
      investments                                       (494)    (455)    118       109        83       (51)
                                                       -----    -----    ----    ------    ------    ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $(519)   $(468)   $118    $  163    $  130    $  (19)
                                                       =====    =====    ====    ======    ======    ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                               FEDERATED INSURANCE SERIES SUB-ACCOUNTS
                                                       --------------------------------------------------------
                                                         FEDERATED HIGH INCOME
                                                             BOND FUND II           FEDERATED UTILITY FUND II
                                                       -------------------------   ----------------------------
                                                        2001     2000     1999      2001      2000       1999
                                                       ------   ------   -------   -------   -------   --------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $  463   $  340   $   314    $ 103     $  89     $   62
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                              (32)     (27)      (26)     (22)      (21)       (19)
  Administrative expense                                  (18)     (11)       (8)      (8)       (6)        (5)
                                                       ------   ------   -------    -----     -----     ------
    Net investment income (loss)                          413      302       280       73        62         38
                                                       ------   ------   -------    -----     -----     ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                   3,265    6,888    14,445      759       986      1,183
  Cost of investments sold                              3,563    7,103    14,545      853       983      1,120
                                                       ------   ------   -------    -----     -----     ------

    Realized gains (losses) on fund shares               (298)    (215)     (100)     (94)        3         63

Realized gain distributions                                 -        -        27        -        59        123
                                                       ------   ------   -------    -----     -----     ------

    Net realized gains (losses)                          (298)    (215)      (73)     (94)       62        186

Change in unrealized gains (losses)                      (145)    (477)     (167)    (475)     (422)      (201)
                                                       ------   ------   -------    -----     -----     ------

    Net realized and unrealized gains (losses) on
      investments                                        (443)    (692)     (240)    (569)     (360)       (15)
                                                       ------   ------   -------    -----     -----     ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $  (30)  $ (390)  $    40    $(496)    $(298)    $   23
                                                       ======   ======   =======    =====     =====     ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                           FIDELITY VARIABLE INSURANCE PRODUCTS FUND SUB-ACCOUNTS
                                                       ---------------------------------------------------------------
                                                             VIP ASSET MANAGER                  VIP CONTRAFUND
                                                       ------------------------------   ------------------------------
                                                         2001       2000       1999       2001       2000       1999
                                                       --------   --------   --------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends                                               $ 254      $  211     $  182    $   191    $    83     $   75
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                              (44)        (46)       (40)      (187)      (178)      (120)
  Administrative expense                                  (15)        (14)       (12)       (68)       (56)       (33)
                                                        -----      ------     ------    -------    -------     ------
    Net investment income (loss)                          195         151        130        (64)      (151)       (78)
                                                        -----      ------     ------    -------    -------     ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                     513       1,472      1,391     27,108      6,040      6,670
  Cost of investments sold                                567       1,498      1,345     29,174      5,696      5,808
                                                        -----      ------     ------    -------    -------     ------

    Realized gains (losses) on fund shares                (54)        (26)        46     (2,066)       344        862

Realized gain distributions                                95         496        230        674      3,006        546
                                                        -----      ------     ------    -------    -------     ------

    Net realized gains (losses)                            41         470        276     (1,392)     3,350      1,408

Change in unrealized gains (losses)                      (558)       (945)       178     (2,106)    (5,114)     2,620
                                                        -----      ------     ------    -------    -------     ------

    Net realized and unrealized gains
      (losses) on investments                            (517)       (475)       454     (3,498)    (1,764)     4,028
                                                        -----      ------     ------    -------    -------     ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                        $(322)     $ (324)    $  584    $(3,562)   $(1,915)    $3,950
                                                        =====      ======     ======    =======    =======     ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                           FIDELITY VARIABLE INSURANCE PRODUCTS FUND SUB-ACCOUNTS
                                                       ---------------------------------------------------------------
                                                             VIP EQUITY-INCOME                    VIP GROWTH
                                                       ------------------------------   ------------------------------
                                                         2001       2000       1999       2001       2000       1999
                                                       --------   --------   --------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $   515    $   452    $   351    $    27    $    42    $    43
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                              (220)      (195)      (177)      (252)      (289)      (198)
  Administrative expense                                   (80)       (60)       (52)      (111)       (96)       (55)
                                                       -------    -------    -------    -------    -------    -------
    Net investment income (loss)                           215        197        122       (336)      (343)      (210)
                                                       -------    -------    -------    -------    -------    -------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                   15,675     12,222     10,696     26,492     25,031     20,878
  Cost of investments sold                              16,029     12,329      9,829     30,978     22,708     18,675
                                                       -------    -------    -------    -------    -------    -------

    Realized gains (losses) on fund shares                (354)      (107)       867     (4,486)     2,323      2,203

Realized gain distributions                              1,448      1,705        777      2,561      4,185      2,715
                                                       -------    -------    -------    -------    -------    -------

    Net realized gains (losses)                          1,094      1,598      1,644     (1,925)     6,508      4,918

Change in unrealized gains (losses)                     (3,180)       295       (526)    (5,200)   (11,487)     4,806
                                                       -------    -------    -------    -------    -------    -------

    Net realized and unrealized gains (losses) on
      investments                                       (2,086)     1,893      1,118     (7,125)    (4,979)     9,724
                                                       -------    -------    -------    -------    -------    -------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $(1,871)   $ 2,090    $ 1,240    $(7,461)   $(5,322)   $ 9,514
                                                       =======    =======    =======    =======    =======    =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                           FIDELITY VARIABLE INSURANCE PRODUCTS FUND SUB-ACCOUNTS
                                                       ---------------------------------------------------------------
                                                               VIP INDEX 500                   VIP MONEY MARKET
                                                       ------------------------------   ------------------------------
                                                         2001       2000       1999       2001       2000       1999
                                                       --------   --------   --------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $   116    $    58     $    2    $  1,032   $  1,207   $    721
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (91)       (60)         -        (209)      (142)       (87)
  Administrative expense                                  (100)       (46)         -         (96)       (69)       (27)
                                                       -------    -------     ------    --------   --------   --------
    Net investment income (loss)                           (75)       (48)         2         727        996        607
                                                       -------    -------     ------    --------   --------   --------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                    1,400      3,241      1,270     226,044    259,814    174,163
  Cost of investments sold                               1,509      3,212      1,248     226,044    259,814    174,163
                                                       -------    -------     ------    --------   --------   --------

    Realized gains (losses) on fund shares                (109)        29         22           -          -          -

Realized gain distributions                                  -         25          2           -          -          -
                                                       -------    -------     ------    --------   --------   --------

    Net realized gains (losses)                           (109)        54         24           -          -          -

Change in unrealized gains (losses)                     (1,424)    (1,053)       467           -          -          -
                                                       -------    -------     ------    --------   --------   --------

    Net realized and unrealized gains (losses) on
      investments                                       (1,533)      (999)       491           -          -          -
                                                       -------    -------     ------    --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS      $(1,608)   $(1,047)    $  493    $    727   $    996   $    607
                                                       =======    =======     ======    ========   ========   ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                        FIDELITY VARIABLE INSURANCE       IAI RETIREMENT FUNDS, INC.
                                                         PRODUCTS FUND SUB-ACCOUNTS              SUB-ACCOUNTS
                                                       ------------------------------   ------------------------------
                                                                VIP OVERSEAS                  BALANCED PORTFOLIO
                                                       ------------------------------   ------------------------------
                                                         2001       2000       1999     2001 (c)     2000       1999
                                                       --------   --------   --------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $   427    $   143    $   111      $ 16       $ 24       $ 17
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (49)       (53)       (46)       (1)        (5)        (5)
  Administrative expense                                   (21)       (19)       (13)        -         (2)        (2)
                                                       -------    -------    -------      ----       ----       ----
    Net investment income (loss)                           357         71         52        15         17         10
                                                       -------    -------    -------      ----       ----       ----

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                   63,161     45,203     49,566       603        408        210
  Cost of investments sold                              65,088     44,944     49,039       679        412        196
                                                       -------    -------    -------      ----       ----       ----

    Realized gains (losses) on fund shares              (1,927)       259        527       (76)        (4)        14

Realized gain distributions                                675        901        178         2         68         27
                                                       -------    -------    -------      ----       ----       ----

    Net realized gains (losses)                         (1,252)     1,160        705       (74)        64         41

Change in unrealized gains (losses)                       (319)    (2,567)     1,671        43        (92)       (26)
                                                       -------    -------    -------      ----       ----       ----

    Net realized and unrealized gains (losses) on
      investments                                       (1,571)    (1,407)     2,376       (31)       (28)        15
                                                       -------    -------    -------      ----       ----       ----

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $(1,214)   $(1,336)   $ 2,428      $(16)      $(11)      $ 25
                                                       =======    =======    =======      ====       ====       ====

(c)  For the Period Beginning January 1, 2001 and Ended March 15, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                   IAI RETIREMENT FUNDS, INC. SUB-ACCOUNTS
                                                       ---------------------------------------------------------------
                                                             REGIONAL PORTFOLIO               RESERVE PORTFOLIO
                                                       ------------------------------   ------------------------------
                                                       2001 (c)     2000       1999     2001 (c)     2000       1999
                                                       --------   --------   --------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends                                               $   14     $   10      $ 16       $  1       $ 9        $  6
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                (3)       (18)      (18)         -        (1)         (2)
  Administrative expense                                    (1)        (6)       (6)         -         -           -
                                                        ------     ------      ----       ----       ---        ----
    Net investment income (loss)                            10        (14)       (8)         1         8           4
                                                        ------     ------      ----       ----       ---        ----

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                    1,795      2,087       941        188        41         119
  Cost of investments sold                               2,300      1,974       907        188        42         119
                                                        ------     ------      ----       ----       ---        ----

    Realized gains (losses) on fund shares                (505)       113        34          -        (1)          -

Realized gain distributions                                499        423        30          -         -           -
                                                        ------     ------      ----       ----       ---        ----

    Net realized gains (losses)                             (6)       536        64          -        (1)          -

Change in unrealized gains (losses)                        (78)      (359)      357          -         2          (3)
                                                        ------     ------      ----       ----       ---        ----

    Net realized and unrealized gains
      (losses) on investments                              (84)       177       421          -         1          (3)
                                                        ------     ------      ----       ----       ---        ----

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                        $  (74)    $  163      $413       $  1       $ 9        $  1
                                                        ======     ======      ====       ====       ===        ====

(c)  For the Period Beginning January 1, 2001 and Ended March 15, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                       JANUS ASPEN SERIES SUB-ACCOUNTS
                                                       ---------------------------------------------------------------
                                                             AGGRESSIVE GROWTH                     BALANCED
                                                       ------------------------------   ------------------------------
                                                         2001       2000       1999       2001       2000       1999
                                                       --------   --------   --------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $      -   $  2,757   $   336    $   558    $   941    $   292
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (214)      (347)     (170)      (141)      (119)       (77)
  Administrative expense                                   (129)      (129)      (45)       (71)       (39)       (20)
                                                       --------   --------   -------    -------    -------    -------
    Net investment income (loss)                           (343)     2,281       121        346        783        195
                                                       --------   --------   -------    -------    -------    -------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                     4,819     45,775    46,018      2,898      5,129     12,926
  Cost of investments sold                                7,604     36,510    40,029      2,913      4,603     11,793
                                                       --------   --------   -------    -------    -------    -------

    Realized gains (losses) on fund shares               (2,785)     9,265     5,989        (15)       526      1,133

Realized gain distributions                                   -      2,803       581          -        973          -
                                                       --------   --------   -------    -------    -------    -------

  Net realized gains (losses)                            (2,785)    12,068     6,570        (15)     1,499      1,133

Change in unrealized gains (losses)                     (13,676)   (32,896)   16,727     (1,442)    (2,824)     1,562
                                                       --------   --------   -------    -------    -------    -------

    Net realized and unrealized gains
      (losses) on investments                           (16,461)   (20,828)   23,297     (1,457)    (1,325)     2,695
                                                       --------   --------   -------    -------    -------    -------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $(16,804)  $(18,547)  $23,418    $(1,111)   $  (542)   $ 2,890
                                                       ========   ========   =======    =======    =======    =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                       JANUS ASPEN SERIES SUB-ACCOUNTS
                                                       ---------------------------------------------------------------
                                                              FLEXIBLE INCOME                       GROWTH
                                                       ------------------------------   ------------------------------
                                                         2001       2000       1999       2001       2000       1999
                                                       --------   --------   --------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends                                               $  181      $114      $  115    $     27   $  1,029   $    61
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (21)      (14)        (11)       (265)      (301)     (175)
  Administrative expense                                    (8)       (5)         (3)       (122)      (102)      (48)
                                                        ------      ----      ------    --------   --------   -------
    Net investment income (loss)                           152        95         101        (360)       626      (162)
                                                        ------      ----      ------    --------   --------   -------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                    1,584       712       1,230      13,609     26,808    11,605
  Cost of investments sold                               1,569       727       1,227      16,273     22,820     9,578
                                                        ------      ----      ------    --------   --------   -------

    Realized gains (losses) on fund shares                  15       (15)          3      (2,664)     3,988     2,027

Realized gain distributions                                  -         -           5          77      2,401       137
                                                        ------      ----      ------    --------   --------   -------

    Net realized gains (losses)                             15       (15)          8      (2,587)     6,389     2,164

Change in unrealized gains (losses)                         13        25         (88)     (8,511)   (14,506)    7,860
                                                        ------      ----      ------    --------   --------   -------

    Net realized and unrealized gains
      (losses) on investments                               28        10         (80)    (11,098)    (8,117)   10,024
                                                        ------      ----      ------    --------   --------   -------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                        $  180      $105      $   21    $(11,458)  $ (7,491)  $ 9,862
                                                        ======      ====      ======    ========   ========   =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                             JANUS ASPEN SERIES                 LSA VARIABLE SERIES
                                                                SUB-ACCOUNTS                     TRUST SUB-ACCOUNTS
                                                       ------------------------------   ------------------------------------
                                                                                                                     LSA
                                                                                          LSA          LSA       DIVERSIFIED
                                                              WORLDWIDE GROWTH          BALANCED   BASIC VALUE     MID CAP
                                                       ------------------------------   --------   -----------   -----------
                                                         2001       2000       1999     2001 (a)    2001 (a)      2001 (a)
                                                       --------   --------   --------   --------   -----------   -----------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $    237   $  1,168   $    68    $ 0.008        $-            $-
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (337)      (422)     (258)         -         -             -
  Administrative expense                                   (153)      (138)      (72)         -         -             -
                                                       --------   --------   -------    -------        --            --
    Net investment income (loss)                           (253)       608      (262)     0.008         -             -
                                                       --------   --------   -------    -------        --            --

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                    97,515    132,958    36,596      0.288         5             5
  Cost of investments sold                              106,249    120,723    30,704      0.307         5             5
                                                       --------   --------   -------    -------        --            --

    Realized gains (losses) on fund shares               (8,734)    12,235     5,892     (0.019)        -             -

Realized gain distributions                                   -      3,795         -      0.021         -             -
                                                       --------   --------   -------    -------        --            --

    Net realized gains (losses)                          (8,734)    16,030     5,892      0.002         -             -

Change in unrealized gains (losses)                      (3,912)   (26,185)   15,622     (0.010)        -             -
                                                       --------   --------   -------    -------        --            --

    Net realized and unrealized gains
      (losses) on investments                           (12,646)   (10,155)   21,514     (0.008)        -             -
                                                       --------   --------   -------    -------        --            --

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $(12,899)  $ (9,547)  $21,252    $     -        $-            $-
                                                       ========   ========   =======    =======        ==            ==

(a)  For the Period Beginning October 22, 2001 and Ended December 31, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                         LSA VARIABLE SERIES         MFS VARIABLE INSURANCE
                                                         TRUST SUB-ACCOUNTS            TRUST SUB-ACCOUNTS
                                                       -----------------------   ------------------------------
                                                       LSA MID CAP   LSA VALUE
                                                          VALUE       EQUITY       MFS EMERGING GROWTH SERIES
                                                       -----------   ---------   ------------------------------
                                                        2001 (a)     2001 (a)      2001       2000       1999
                                                       -----------   ---------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends                                                $     -      $ 0.001    $     -    $     -    $     -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                   -            -        (21)       (14)         -
  Administrative expense                                       -            -        (44)       (23)         -
                                                         -------      -------    -------    -------    -------
  Net investment income (loss)                                 -        0.001        (65)       (37)         -
                                                         -------      -------    -------    -------    -------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                          -        0.071        247        980        235
  Cost of investments sold                                     -        0.069        339        945        219
                                                         -------      -------    -------    -------    -------

  Realized gains (losses) on fund shares                       -        0.002        (92)        35         16

Realized gain distributions                                    -            -        169         72          -
                                                         -------      -------    -------    -------    -------

  Net realized gains (losses)                                  -        0.002         77        107         16

Change in unrealized gains (losses)                            -       (0.001)    (1,167)      (644)       246
                                                         -------      -------    -------    -------    -------

  Net realized and unrealized gains
    (losses) on investments                                    -        0.001     (1,090)      (537)       262
                                                         -------      -------    -------    -------    -------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                         $     -      $ 0.002    $(1,155)   $  (574)   $   262
                                                         =======      =======    =======    =======    =======

(a)  For the Period Beginning October 22, 2001 and Ended December 31, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                   MFS VARIABLE INSURANCE TRUST SUB-ACCOUNTS
                                                       ------------------------------------------------------------------
                                                        MFS INVESTORS TRUST SERIES (b)        MFS NEW DISCOVERY SERIES
                                                       ---------------------------------   ------------------------------
                                                         2001        2000        1999        2001       2000       1999
                                                       ---------   ---------   ---------   --------   --------   --------
NET INVESTMENT INCOME (LOSS)
Dividends                                               $   10      $    5      $    -      $    -     $    -     $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (15)         (8)          -         (13)        (6)         -
  Administrative expense                                   (15)         (4)          -         (15)        (5)         -
                                                        ------      ------      ------      ------     ------     ------
  Net investment income (loss)                             (20)         (7)          -         (28)       (11)         -
                                                        ------      ------      ------      ------     ------     ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                       84         740         176         345      2,151        781
  Cost of investments sold                                  94         736         175         366      2,071        815
                                                        ------      ------      ------      ------     ------     ------

  Realized gains (losses) on fund shares                   (10)          4           1         (21)        80        (34)

Realized gain distributions                                 51           8           1          53         10         11
                                                        ------      ------      ------      ------     ------     ------

  Net realized gains (losses)                               41          12           2          32         90        (23)

Change in unrealized gains (losses)                       (328)         (8)         19         (69)      (147)       158
                                                        ------      ------      ------      ------     ------     ------

  Net realized and unrealized gains
    (losses) on investments                               (287)          4          21         (37)       (57)       135
                                                        ------      ------      ------      ------     ------     ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                        $ (307)     $   (3)     $   21      $  (65)    $  (68)    $  135
                                                        ======      ======      ======      ======     ======     ======

(b)  Previously known as Growth with Income Series

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                            MFS VARIABLE INSURANCE TRUST SUB-ACCOUNTS
                                                       ---------------------------------------------------
                                                         MFS RESEARCH SERIES      MFS TOTAL RETURN SERIES
                                                       ------------------------   ------------------------
                                                        2001     2000     1999     2001     2000     1999
                                                       ------   ------   ------   ------   ------   ------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $    -   $    -   $    -   $   29   $    8   $    1
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                              (10)      (6)       -      (12)      (3)       -
  Administrative expense                                  (12)      (2)       -      (16)      (1)       -
                                                       ------   ------   ------   ------   ------   ------
    Net investment income (loss)                          (22)      (8)       -        1        4        1
                                                       ------   ------   ------   ------   ------   ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                     179      201      144      214      228       54
  Cost of investments sold                                227      196      142      212      226       55
                                                       ------   ------   ------   ------   ------   ------

    Realized gains (losses) on fund shares                (48)       5        2        2        2       (1)

Realized gain distributions                               165       37        1       42        7        2
                                                       ------   ------   ------   ------   ------   ------

    Net realized gains (losses)                           117       42        3       44        9        1

Change in unrealized gains (losses)                      (423)    (136)      46      (51)      55       (3)
                                                       ------   ------   ------   ------   ------   ------

    Net realized and unrealized gains
      (losses) on investments                            (306)     (94)      49       (7)      64       (2)
                                                       ------   ------   ------   ------   ------   ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $ (328)  $ (102)  $   49   $   (6)  $   68   $   (1)
                                                       ======   ======   ======   ======   ======   ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                            OCC
                                                        ACCUMULATION
                                                           TRUST
                                                        SUB-ACCOUNT     SCUDDER VARIABLE SERIES I SUB-ACCOUNTS
                                                       --------------   ---------------------------------------
                                                        OCC SCIENCE
                                                       AND TECHNOLOGY                  BALANCED
                                                       --------------   ---------------------------------------
                                                          2001 (a)         2001          2000          1999
                                                       --------------   -----------   -----------   -----------
NET INVESTMENT INCOME (LOSS)
Dividends                                                  $    -         $   27        $    9        $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                                    -             (9)           (5)            -
  Administrative expense                                        -             (9)           (1)            -
                                                           ------         ------        ------        ------
    Net investment income (loss)                                -              9             3             -
                                                           ------         ------        ------        ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                           -             68           147           125
  Cost of investments sold                                      -             73           147           125
                                                           ------         ------        ------        ------

    Realized gains (losses) on fund shares                      -             (5)            -             -

Realized gain distributions                                     -             41            67             2
                                                           ------         ------        ------        ------

    Net realized gains (losses)                                 -             36            67             2

Change in unrealized gains (losses)                            (1)          (119)          (96)           28
                                                           ------         ------        ------        ------

    Net realized and unrealized gains
      (losses) on investments                                  (1)           (83)          (29)           30
                                                           ------         ------        ------        ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                           $   (1)        $  (74)       $  (26)       $   30
                                                           ======         ======        ======        ======

(a)  For the Period Beginning October 22, 2001 and Ended December 31, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                             SCUDDER VARIABLE SERIES I SUB-ACCOUNTS
                                                       ---------------------------------------------------
                                                                 BOND                 GLOBAL DISCOVERY
                                                       ------------------------   ------------------------
                                                        2001     2000     1999     2001     2000     1999
                                                       ------   ------   ------   ------   ------   ------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $  133   $   91   $   27   $    -   $    3   $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                              (28)     (15)      (6)      (6)      (3)       -
  Administrative expense                                  (12)      (4)      (2)      (5)      (3)       -
                                                       ------   ------   ------   ------   ------   ------
    Net investment income (loss)                           93       72       19      (11)      (3)       -
                                                       ------   ------   ------   ------   ------   ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                   1,087      724      804      145      605       98
  Cost of investments sold                              1,065      728      812      181      603      108
                                                       ------   ------   ------   ------   ------   ------

    Realized gains (losses) on fund shares                 22       (4)      (8)     (36)       2      (10)

Realized gain distributions                                 -        -       14       15       20        -
                                                       ------   ------   ------   ------   ------   ------

    Net realized gains (losses)                            22       (4)       6      (21)      22      (10)

Change in unrealized gains (losses)                        43      146      (42)    (206)    (111)      26
                                                       ------   ------   ------   ------   ------   ------

    Net realized and unrealized gains
      (losses) on investments                              65      142      (36)    (227)     (89)      16
                                                       ------   ------   ------   ------   ------   ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $  158   $  214   $  (17)  $ (238)  $  (92)  $   16
                                                       ======   ======   ======   ======   ======   ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                             SCUDDER VARIABLE SERIES I SUB-ACCOUNTS
                                                       ---------------------------------------------------
                                                          GROWTH AND INCOME            INTERNATIONAL
                                                       ------------------------   ------------------------
                                                        2001     2000     1999     2001     2000     1999
                                                       ------   ------   ------   ------   ------   ------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $    6   $    3   $    -   $    3   $    2   $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (3)      (2)       -       (6)      (3)       -
  Administrative expense                                   (6)      (1)       -      (20)     (10)       -
                                                       ------   ------   ------   ------   ------   ------
    Net investment income (loss)                           (3)       -        -      (23)     (11)       -
                                                       ------   ------   ------   ------   ------   ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                      90       77       40       41      284      250
  Cost of investments sold                                 96       78       40       53      277      257
                                                       ------   ------   ------   ------   ------   ------

    Realized gains (losses) on fund shares                 (6)      (1)       -      (12)       7       (7)

Realized gain distributions                                11        4        1      136       33        4
                                                       ------   ------   ------   ------   ------   ------

    Net realized gains (losses)                             5        3        1      124       40       (3)

Change in unrealized gains (losses)                       (61)     (17)       2     (407)    (142)      56
                                                       ------   ------   ------   ------   ------   ------

    Net realized and unrealized gains
      (losses) on investments                             (56)     (14)       3     (283)    (102)      53
                                                       ------   ------   ------   ------   ------   ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $  (59)  $  (14)  $    3   $ (306)  $ (113)  $   53
                                                       ======   ======   ======   ======   ======   ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                           STRONG OPPORTUNITY         STRONG VARIABLE INSURANCE
                                                        FUND II, INC. SUB-ACCOUNT     FUNDS, INC. SUB-ACCOUNTS
                                                       ---------------------------   ---------------------------
                                                           OPPORTUNITY FUND II            DISCOVERY FUND II
                                                       ---------------------------   ---------------------------
                                                        2001      2000      1999      2001      2000      1999
                                                       -------   -------   -------   -------   -------   -------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $   10    $    2    $    -    $    5    $    -    $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                              (13)       (4)        -        (6)       (1)        -
  Administrative expense                                  (19)       (6)        -        (4)       (1)        -
                                                       ------    ------    ------    ------    ------    ------
    Net investment income (loss)                          (22)       (8)        -        (5)       (2)        -
                                                       ------    ------    ------    ------    ------    ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                     153       309        84       885       225        55
  Cost of investments sold                                149       297        84       984       221        55
                                                       ------    ------    ------    ------    ------    ------

    Realized gains (losses) on fund shares                  4        12         -       (99)        4         -

Realized gain distributions                               409       119         1       127         -         -
                                                       ------    ------    ------    ------    ------    ------

    Net realized gains (losses)                           413       131         1        28         4         -

Change in unrealized gains (losses)                      (426)     (105)       25       (34)      (28)       10
                                                       ------    ------    ------    ------    ------    ------

    Net realized and unrealized gains
      (losses) on investments                             (13)       26        26        (6)      (24)       10
                                                       ------    ------    ------    ------    ------    ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $  (35)   $   18    $   26    $  (11)   $  (26)   $   10
                                                       ======    ======    ======    ======    ======    ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                        STRONG VARIABLE INSURANCE       T. ROWE PRICE EQUITY
                                                        FUNDS, INC. SUB-ACCOUNTS      SERIES, INC. SUB-ACCOUNTS
                                                       ---------------------------   ---------------------------
                                                         MID CAP GROWTH FUND II      T. ROWE PRICE EQUITY INCOME
                                                       ---------------------------   ---------------------------
                                                        2001      2000      1999      2001      2000      1999
                                                       -------   -------   -------   -------   -------   -------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $    -    $    -    $    -    $   29    $    9    $    2
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                              (17)      (11)        -       (14)       (3)        -
  Administrative expense                                  (36)      (11)        -       (14)       (2)        -
                                                       ------    ------    ------    ------    ------    ------
    Net investment income (loss)                          (53)      (22)        -         1         4         2
                                                       ------    ------    ------    ------    ------    ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                     770     6,306     1,495       464       644       110
  Cost of investments sold                              1,034     6,229     1,464       463       642       108
                                                       ------    ------    ------    ------    ------    ------

    Realized gains (losses) on fund shares               (264)       77        31         1         2         2

Realized gain distributions                                 -       162         -        37        27         8
                                                       ------    ------    ------    ------    ------    ------

    Net realized gains (losses)                          (264)      239        31        38        29        10

Change in unrealized gains (losses)                      (647)     (779)      175       (21)       38       (13)
                                                       ------    ------    ------    ------    ------    ------

    Net realized and unrealized gains
      (losses) on investments                            (911)     (540)      206        17        67        (3)
                                                       ------    ------    ------    ------    ------    ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $ (964)   $ (562)   $  206    $   18    $   71    $   (1)
                                                       ======    ======    ======    ======    ======    ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                            T. ROWE PRICE EQUITY SERIES, INC. SUB-ACCOUNTS
                                                       ---------------------------------------------------------
                                                                                             T. ROWE PRICE
                                                        T. ROWE PRICE MID-CAP GROWTH       NEW AMERICA GROWTH
                                                       ------------------------------   ------------------------
                                                         2001       2000       1999      2001     2000     1999
                                                       --------   --------   --------   ------   ------   ------
NET INVESTMENT INCOME (LOSS)
Dividends                                               $    -     $    -     $    -    $    -   $    -   $    -
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (15)        (5)         -        (3)      (1)       -
  Administrative expense                                    (9)        (2)         -        (1)      (1)       -
                                                        ------     ------     ------    ------   ------   ------
    Net investment income (loss)                           (24)        (7)         -        (4)      (2)       -
                                                        ------     ------     ------    ------   ------   ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                    1,315      1,155         29       147       61       29
  Cost of investments sold                               1,333      1,155         30       177       60       30
                                                        ------     ------     ------    ------   ------   ------

    Realized gains (losses) on fund shares                 (18)         -         (1)      (30)       1       (1)

Realized gain distributions                                  -         24          3         8       29        5
                                                        ------     ------     ------    ------   ------   ------

    Net realized gains (losses)                            (18)        24          2       (22)      30        4

Change in unrealized gains (losses)                        125        (22)        41       (24)     (54)       4
                                                        ------     ------     ------    ------   ------   ------

    Net realized and unrealized gains
      (losses) on investments                              107          2         43       (46)     (24)       8
                                                        ------     ------     ------    ------   ------   ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                        $   83     $   (5)    $   43    $  (50)  $  (26)  $    8
                                                        ======     ======     ======    ======   ======   ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                         T. ROWE PRICE INTERNATIONAL
                                                           SERIES, INC. SUB-ACCOUNT
                                                       --------------------------------
                                                         T. ROWE PRICE INTERNATIONAL
                                                                    STOCK
                                                       --------------------------------
                                                        2001         2000         1999
                                                       ------       ------       ------
NET INVESTMENT INCOME (LOSS)
Dividends                                              $   16       $    3       $    1
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                               (5)          (3)           -
  Administrative expense                                  (13)          (1)           -
                                                       ------       ------       ------
    Net investment income (loss)                           (2)          (1)           1
                                                       ------       ------       ------

NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
  Proceeds from sales                                     115          400          143
  Cost of investments sold                                129          388          146
                                                       ------       ------       ------

    Realized gains (losses) on fund shares                (14)          12           (3)

Realized gain distributions                                 -           17            1
                                                       ------       ------       ------

    Net realized gains (losses)                           (14)          29           (2)

Change in unrealized gains (losses)                      (159)        (108)          28
                                                       ------       ------       ------

    Net realized and unrealized gains
      (losses) on investments                            (173)         (79)          26
                                                       ------       ------       ------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                       $ (175)      $  (80)      $   27
                                                       ======       ======       ======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                  THE ALGER AMERICAN FUND SUB-ACCOUNTS
                                                     ---------------------------------------------------------------
                                                                 GROWTH                     INCOME AND GROWTH
                                                     ------------------------------   ------------------------------
                                                       2001       2000       1999       2001       2000       1999
                                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
Net investment income (loss)                         $    (46)  $    (34)  $      -   $    (42)  $    (19)  $      -
Net realized gains (losses)                               377        359         36        149        261         20
Change in unrealized gains (losses)                      (848)      (916)       188       (515)      (328)       155
                                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                         (517)      (591)       224       (408)       (86)       175
                                                     --------   --------   --------   --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits                                                1,987      2,292      1,133      1,823      1,131        408
Payments on termination                                  (136)       (19)         -        (52)       (10)         -
Cost of Insurance                                        (346)      (186)       (55)      (249)       (89)       (27)
Loans - net                                                 6         (1)         -          1          -          -
Transfers among the sub-accounts
 and with the Fixed Account - net                          (8)       201        170        351        258        186
                                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS                              1,503      2,287      1,248      1,874      1,290        567
                                                     --------   --------   --------   --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS                         986      1,696      1,472      1,466      1,204        742

NET ASSETS AT BEGINNING OF PERIOD                       3,184      1,488         16      1,962        758         16
                                                     --------   --------   --------   --------   --------   --------

NET ASSETS AT END OF PERIOD                          $  4,170   $  3,184   $  1,488   $  3,428   $  1,962   $    758
                                                     ========   ========   ========   ========   ========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of period            233,171     92,857      1,375    120,686     46,044      1,400
    Units issued                                      128,515    206,600    116,066    136,624    107,117     58,432
    Units redeemed                                    (15,415)   (66,286)   (24,584)   (11,156)   (32,475)   (13,788)
                                                     --------   --------   --------   --------   --------   --------
  Units outstanding at end of period                  346,271    233,171     92,857    246,154    120,686     46,044
                                                     ========   ========   ========   ========   ========   ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                   THE ALGER AMERICAN FUND SUB-ACCOUNTS
                                                     ----------------------------------------------------------------
                                                            LEVERAGED ALLCAP                   MIDCAP GROWTH
                                                     ------------------------------   -------------------------------
                                                       2001       2000       1999       2001        2000       1999
                                                     --------   --------   --------   ---------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
Net investment income (loss)                         $    (59)  $    (35)  $      -   $     (72)  $    (26)  $      -
Net realized gains (losses)                                (8)       296         22       1,205        120          9
Change in unrealized gains (losses)                      (621)    (1,283)       401      (1,416)      (210)        65
                                                     --------   --------   --------   ---------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS        (688)    (1,022)       423        (283)      (116)        74
                                                     --------   --------   --------   ---------   --------   --------

INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits                                                2,326      3,077        954       3,662      2,100        419
Payments on termination                                  (164)       (35)         -        (109)       (26)        (1)
Cost of Insurance                                        (407)      (193)       (38)       (501)      (123)       (21)
Loans - net                                                (3)         -          -           2          -          -
Transfers among the sub-accounts and with the Fixed
 Account - net                                           (249)        43        334        (389)     1,055         45
                                                     --------   --------   --------   ---------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS                              1,503      2,892      1,250       2,665      3,006        442
                                                     --------   --------   --------   ---------   --------   --------

INCREASE (DECREASE) IN NET ASSETS                         815      1,870      1,673       2,382      2,890        516

NET ASSETS AT BEGINNING OF PERIOD                       3,543      1,673          -       3,409        519          3
                                                     --------   --------   --------   ---------   --------   --------

NET ASSETS AT END OF PERIOD                          $  4,358   $  3,543   $  1,673   $   5,791   $  3,409   $    519
                                                     ========   ========   ========   =========   ========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of period            205,673     73,026         36     203,282     33,781        254
    Units issued                                      121,366    196,420     89,229     284,714    265,032     62,049
    Units redeemed                                    (26,052)   (63,773)   (16,239)   (118,598)   (95,531)   (28,522)
                                                     --------   --------   --------   ---------   --------   --------
  Units outstanding at end of period                  300,987    205,673     73,026     369,398    203,282     33,781
                                                     ========   ========   ========   =========   ========   ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                        THE ALGER AMERICAN FUND          FEDERATED INSURANCE SERIES
                                                              SUB-ACCOUNTS                      SUB-ACCOUNTS
                                                     ------------------------------   --------------------------------
                                                                                             FEDERATED FUND FOR
                                                          SMALL CAPITALIZATION         U.S. GOVERNMENT SECURITIES II
                                                     ------------------------------   --------------------------------
                                                       2001       2000       1999       2001        2000        1999
                                                     --------   --------   --------   ---------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
Net investment income (loss)                         $    (25)  $    (13)  $      -   $      54   $      47   $     32
Net realized gains (losses)                              (102)       337          6          37         (24)        12
Change in unrealized gains (losses)                      (392)      (792)       112          72         107        (63)
                                                     --------   --------   --------   ---------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                                         (519)      (468)       118         163         130        (19)
                                                     --------   --------   --------   ---------   ---------   --------

INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits                                                1,114      1,443        359       1,168         306        314
Payments on termination                                   (53)        (4)         -         (81)         (8)       (53)
Cost of Insurance                                        (160)       (85)       (18)       (269)        (77)       (67)
Loans - net                                                (1)         -          -         (20)         (1)       (15)
Transfers among the sub-accounts
 and with the Fixed Account - net                         (23)       117         36       2,300         234         58
                                                     --------   --------   --------   ---------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS                                877      1,471        377       3,098         454        237
                                                     --------   --------   --------   ---------   ---------   --------

INCREASE (DECREASE) IN NET ASSETS                         358      1,003        495       3,261         584        218

NET ASSETS AT BEGINNING OF PERIOD                       1,510        507         12       2,034       1,450      1,232
                                                     --------   --------   --------   ---------   ---------   --------

NET ASSETS AT END OF PERIOD                          $  1,868   $  1,510   $    507   $   5,295   $   2,034   $  1,450
                                                     ========   ========   ========   =========   =========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of period            127,281     31,083      1,035     151,952     115,227     94,225
    Units issued                                      118,091    136,506     49,313     465,461     176,207    113,691
    Units redeemed                                    (22,014)   (40,308)   (19,265)   (226,324)   (139,482)   (92,689)
                                                     --------   --------   --------   ---------   ---------   --------
  Units outstanding at end of period                  223,358    127,281     31,083     391,089     151,952    115,227
                                                     ========   ========   ========   =========   =========   ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                   FEDERATED INSURANCE SERIES SUB-ACCOUNTS
                                                     -------------------------------------------------------------------
                                                        FEDERATED HIGH INCOME BOND
                                                                  FUND II                   FEDERATED UTILITY FUND II
                                                     ---------------------------------   -------------------------------
                                                       2001        2000        1999        2001        2000       1999
                                                     ---------   ---------   ---------   ---------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
Net investment income (loss)                         $     413   $     302   $     280   $      73   $     62   $     38
Net realized gains (losses)                               (298)       (215)        (73)        (94)        62        186
Change in unrealized gains (losses)                       (145)       (477)       (167)       (475)      (422)      (201)
                                                     ---------   ---------   ---------   ---------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS          (30)       (390)         40        (496)      (298)        23
                                                     ---------   ---------   ---------   ---------   --------   --------

INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits                                                 1,064         748         960         793        578        761
Payments on termination                                   (133)       (201)        (65)       (178)       (75)       (95)
Cost of Insurance                                         (304)       (177)       (213)       (235)      (149)      (129)
Loans - net                                                (13)        (26)        (54)        (96)       (38)        (8)
Transfers among the sub-accounts and with the Fixed
 Account - net                                             936        (345)       (438)        260        (33)       (77)
                                                     ---------   ---------   ---------   ---------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS                               1,550          (1)        190         544        283        452
                                                     ---------   ---------   ---------   ---------   --------   --------

INCREASE (DECREASE) IN NET ASSETS                        1,520        (391)        230          48        (15)       475

NET ASSETS AT BEGINNING OF PERIOD                        3,499       3,890       3,660       3,031      3,046      2,571
                                                     ---------   ---------   ---------   ---------   --------   --------

NET ASSETS AT END OF PERIOD                          $   5,019   $   3,499   $   3,890   $   3,079   $  3,031   $  3,046
                                                     =========   =========   =========   =========   ========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of period             276,605     269,049     245,309     194,651    170,787    138,256
    Units issued                                       655,613     476,233     974,874     176,055     81,200    101,247
    Units redeemed                                    (522,318)   (468,677)   (951,134)   (127,957)   (57,336)   (68,716)
                                                     ---------   ---------   ---------   ---------   --------   --------
  Units outstanding at end of period                   409,900     276,605     269,049     242,749    194,651    170,787
                                                     =========   =========   =========   =========   ========   ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                             FIDELITY VARIABLE INSURANCE PRODUCTS FUND SUB-ACCOUNTS
                                                     -----------------------------------------------------------------------
                                                            VIP ASSET MANAGER                     VIP CONTRAFUND
                                                     -------------------------------   -------------------------------------
                                                       2001        2000       1999        2001          2000         1999
                                                     ---------   --------   --------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $     195   $    151   $    130   $       (64)  $     (151)  $      (78)
Net realized gains (losses)                                 41        470        276        (1,392)       3,350        1,408
Change in unrealized gains (losses)                       (558)      (945)       178        (2,106)      (5,114)       2,620
                                                     ---------   --------   --------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS         (322)      (324)       584        (3,562)      (1,915)       3,950
                                                     ---------   --------   --------   -----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                 1,223      1,064      1,282         5,889        6,855        6,010
Payments on termination                                    (93)      (141)      (100)         (882)        (958)        (415)
Cost of Insurance                                         (423)      (316)      (294)       (2,096)      (1,442)      (1,107)
Loans - net                                                (79)      (117)       (41)         (309)        (259)        (166)
Transfers among the sub-accounts and with the Fixed
 Account - net                                             381       (325)      (306)         (139)       1,705         (389)
                                                     ---------   --------   --------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                            1,009        165        541         2,463        5,901        3,933
                                                     ---------   --------   --------   -----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS                          687       (159)     1,125        (1,099)       3,986        7,883

NET ASSETS AT BEGINNING OF PERIOD                        6,366      6,525      5,400        26,254       22,268       14,385
                                                     ---------   --------   --------   -----------   ----------   ----------

NET ASSETS AT END OF PERIOD                          $   7,053   $  6,366   $  6,525   $    25,155   $   26,254   $   22,268
                                                     =========   ========   ========   ===========   ==========   ==========

UNITS OUTSTANDING
  Units outstanding at beginning of period             381,131    364,996    326,285     1,415,964    1,077,720      821,956
    Units issued                                       304,546    100,182    121,314     2,721,757      646,314      609,497
    Units redeemed                                    (232,905)   (84,047)   (82,603)   (2,529,634)    (308,070)    (353,733)
                                                     ---------   --------   --------   -----------   ----------   ----------
  Units outstanding at end of period                   452,772    381,131    364,996     1,608,087    1,415,964    1,077,720
                                                     =========   ========   ========   ===========   ==========   ==========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                FIDELITY VARIABLE INSURANCE PRODUCTS FUND SUB-ACCOUNTS
                                                     -----------------------------------------------------------------------------
                                                               VIP EQUITY-INCOME                          VIP GROWTH
                                                     -------------------------------------   -------------------------------------
                                                        2001          2000         1999         2001          2000         1999
                                                     -----------   ----------   ----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $       215   $      197   $      122   $      (336)  $     (343)  $     (210)
Net realized gains (losses)                                1,094        1,598        1,644        (1,925)       6,508        4,918
Change in unrealized gains (losses)                       (3,180)         295         (526)       (5,200)     (11,487)       4,806
                                                     -----------   ----------   ----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS         (1,871)       2,090        1,240        (7,461)      (5,322)       9,514
                                                     -----------   ----------   ----------   -----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                   5,057        5,081        5,782         8,703        8,720        7,309
Payments on termination                                     (783)        (500)        (857)       (1,237)      (1,163)      (1,101)
Cost of Insurance                                         (2,020)      (1,398)      (1,426)       (2,829)      (2,060)      (1,624)
Loans - net                                                 (296)        (264)        (273)         (467)        (731)        (464)
Transfers among the sub-accounts and with the Fixed
 Account - net                                               957         (914)      (1,106)         (946)       1,700          458
                                                     -----------   ----------   ----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                              2,915        2,005        2,120         3,224        6,466        4,578
                                                     -----------   ----------   ----------   -----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS                          1,044        4,095        3,360        (4,237)       1,144       14,092

NET ASSETS AT BEGINNING OF PERIOD                         31,018       26,923       23,563        39,116       37,972       23,880
                                                     -----------   ----------   ----------   -----------   ----------   ----------

NET ASSETS AT END OF PERIOD                          $    32,062   $   31,018   $   26,923   $    34,879   $   39,116   $   37,972
                                                     ===========   ==========   ==========   ===========   ==========   ==========

UNITS OUTSTANDING
  Units outstanding at beginning of period             1,323,956    1,189,503    1,059,523     1,490,913    1,175,298      938,039
    Units issued                                       2,143,426      734,674      603,201     2,415,546    1,123,266    1,006,136
    Units redeemed                                    (1,951,454)    (600,221)    (473,221)   (2,147,175)    (807,651)    (768,877)
                                                     -----------   ----------   ----------   -----------   ----------   ----------
  Units outstanding at end of period                   1,515,928    1,323,956    1,189,503     1,759,284    1,490,913    1,175,298
                                                     ===========   ==========   ==========   ===========   ==========   ==========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND SUB-ACCOUNTS
                                                     ------------------------------------------------------------------------------
                                                               VIP INDEX 500                          VIP MONEY MARKET
                                                     ---------------------------------   ------------------------------------------
                                                        2001        2000        1999         2001           2000           1999
                                                     ----------   ---------   --------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $      (75)  $     (48)  $      2   $        727   $        996   $        607
Net realized gains (losses)                                (109)         54         24              -              -              -
Change in unrealized gains (losses)                      (1,424)     (1,053)       467              -              -              -
                                                     ----------   ---------   --------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS        (1,608)     (1,047)       493            727            996            607
                                                     ----------   ---------   --------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                  7,093       6,361      4,434         16,816         17,108         17,060
Payments on termination                                    (390)        (81)       (13)        (1,450)          (978)        (1,171)
Cost of Insurance                                        (1,207)       (518)      (187)        (1,566)          (914)          (814)
Loans - net                                                   7          (1)         -            291           (880)          (436)
Transfers among the sub-accounts and with the Fixed
 Account - net                                             (201)        102        657         (7,331)       (14,424)          (444)
                                                     ----------   ---------   --------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                             5,302       5,863      4,891          6,760            (88)        14,195
                                                     ----------   ---------   --------   ------------   ------------   ------------

INCREASE (DECREASE) IN NET ASSETS                         3,694       4,816      5,384          7,487            908         14,802

NET ASSETS AT BEGINNING OF PERIOD                        10,241       5,425         41         24,877         23,969          9,167
                                                     ----------   ---------   --------   ------------   ------------   ------------

NET ASSETS AT END OF PERIOD                          $   13,935   $  10,241   $  5,425   $     32,364   $     24,877   $     23,969
                                                     ==========   =========   ========   ============   ============   ============

UNITS OUTSTANDING
  Units outstanding at beginning of period              820,869     394,388      3,617      1,934,171      1,918,900        743,744
    Units issued                                        567,858     666,727    489,759     22,334,703     19,703,031     15,259,100
    Units redeemed                                     (118,006)   (240,246)   (98,988)   (21,833,853)   (19,687,760)   (14,083,944)
                                                     ----------   ---------   --------   ------------   ------------   ------------
  Units outstanding at end of period                  1,270,721     820,869    394,388      2,435,021      1,934,171      1,918,900
                                                     ==========   =========   ========   ============   ============   ============

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                           FIDELITY VARIABLE INSURANCE           IAI RETIREMENT FUNDS, INC.
                                                           PRODUCTS FUND SUB-ACCOUNTS                   SUB-ACCOUNTS
                                                     ---------------------------------------   ------------------------------
                                                                  VIP OVERSEAS                       BALANCED PORTFOLIO
                                                     ---------------------------------------   ------------------------------
                                                        2001          2000          1999       2001 (c)     2000       1999
                                                     -----------   -----------   -----------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $       357   $        71   $        52   $     15   $     17   $     10
Net realized gains (losses)                               (1,252)        1,160           705        (74)        64         41
Change in unrealized gains (losses)                         (319)       (2,567)        1,671         43        (92)       (26)
                                                     -----------   -----------   -----------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS         (1,214)       (1,336)        2,428        (16)       (11)        25
                                                     -----------   -----------   -----------   --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                     716         1,691         1,047          9        102        203
Payments on termination                                     (228)         (177)         (347)        (4)       (22)       (31)
Cost of Insurance                                           (468)         (347)         (332)        (7)       (42)       (41)
Loans - net                                                 (129)          (79)          (68)         -         (4)       (15)
Transfers among the sub-accounts and with the Fixed
 Account - net                                               437          (761)       (2,405)      (595)      (285)        56
                                                     -----------   -----------   -----------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                                328           327        (2,105)      (597)      (251)       172
                                                     -----------   -----------   -----------   --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS                           (886)       (1,009)          323       (613)      (262)       197

NET ASSETS AT BEGINNING OF PERIOD                          6,616         7,625         7,302        613        875        678
                                                     -----------   -----------   -----------   --------   --------   --------

NET ASSETS AT END OF PERIOD                          $     5,730   $     6,616   $     7,625   $      -   $    613   $    875
                                                     ===========   ===========   ===========   ========   ========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of period               420,677       379,273       507,996     37,048     51,610     41,137
    Units issued                                       5,902,752     2,604,439     3,077,990      1,282      8,273     23,276
    Units redeemed                                    (5,846,001)   (2,563,035)   (3,206,713)   (38,330)   (22,835)   (12,803)
                                                     -----------   -----------   -----------   --------   --------   --------
  Units outstanding at end of period                     477,428       420,677       379,273          -     37,048     51,610
                                                     ===========   ===========   ===========   ========   ========   ========

(c) For the Period Beginning January 1, 2001 and Ended March 15, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                 IAI RETIREMENT FUNDS, INC. SUB-ACCOUNTS
                                                     ---------------------------------------------------------------
                                                           REGIONAL PORTFOLIO               RESERVE PORTFOLIO
                                                     ------------------------------   ------------------------------
                                                     2001 (c)     2000       1999     2001 (c)     2000       1999
                                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $     10   $    (14)  $     (8)  $      1   $     8    $     4
Net realized gains (losses)                                (6)       536         64         (1)       (1)         -
Change in unrealized gains (losses)                       (78)      (359)       357          1         2         (3)
                                                     --------   --------   --------   --------   -------    -------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS         (74)       163        413          1         9          1
                                                     --------   --------   --------   --------   -------    -------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                   36        311        451          1         4         69
Payments on termination                                   (18)       (64)       (43)         -         -         (5)
Cost of Insurance                                         (22)      (121)      (149)        (2)       (8)        (7)
Loans - net                                                (1)       (41)       (17)         -         -          1
Transfers among the sub-accounts and with the Fixed
 Account - net                                         (1,761)    (1,171)      (648)      (162)      (29)       (14)
                                                     --------   --------   --------   --------   -------    -------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                          (1,766)    (1,086)      (406)      (163)      (33)        44
                                                     --------   --------   --------   --------   -------    -------

INCREASE (DECREASE) IN NET ASSETS                      (1,840)      (923)         7       (162)      (24)        45

NET ASSETS AT BEGINNING OF PERIOD                       1,840      2,763      2,756        162       186        141
                                                     --------   --------   --------   --------   -------    -------

NET ASSETS AT END OF PERIOD                          $      -   $  1,840   $  2,763   $      -   $   162    $   186
                                                     ========   ========   ========   ========   =======    =======

UNITS OUTSTANDING
  Units outstanding at beginning of period             83,855    133,143    156,040     12,607    15,314     11,699
    Units issued                                        3,376     46,026     29,263      1,953       572     13,415
    Units redeemed                                    (87,231)   (95,314)   (52,160)   (14,560)   (3,279)    (9,800)
                                                     --------   --------   --------   --------   -------    -------
  Units outstanding at end of period                        -     83,855    133,143          -    12,607     15,314
                                                     ========   ========   ========   ========   =======    =======

(c) For the Period Beginning January 1, 2001 and Ended March 15, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                          JANUS ASPEN SERIES SUB-ACCOUNTS
                                                     --------------------------------------------------------------------------
                                                               AGGRESSIVE GROWTH                          BALANCED
                                                     -------------------------------------   ----------------------------------
                                                        2001         2000         1999          2001        2000        1999
                                                     ----------   ----------   -----------   ----------   ---------   ---------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $     (343)  $    2,281   $       121   $      346   $     783   $     195
Net realized gains (losses)                              (2,785)      12,068         6,570          (15)      1,499       1,133
Change in unrealized gains (losses)                     (13,676)     (32,896)       16,727       (1,442)     (2,824)      1,562
                                                     ----------   ----------   -----------   ----------   ---------   ---------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS       (16,804)     (18,547)       23,418       (1,111)       (542)      2,890
                                                     ----------   ----------   -----------   ----------   ---------   ---------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                 11,009       14,214         5,981        6,582       4,718       3,966
Payments on termination                                    (890)      (1,314)         (528)      (1,565)     (1,169)       (299)
Cost of Insurance                                        (2,845)      (2,348)       (1,277)      (1,757)       (937)       (675)
Loans - net                                                (322)        (818)         (752)        (179)       (312)       (112)
Transfers among the sub-accounts and with the Fixed
 Account - net                                           (1,371)       3,333         1,851        1,702         801         340
                                                     ----------   ----------   -----------   ----------   ---------   ---------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                             5,581       13,067         5,275        4,783       3,101       3,220
                                                     ----------   ----------   -----------   ----------   ---------   ---------

INCREASE (DECREASE) IN NET ASSETS                       (11,223)      (5,480)       28,693        3,672       2,559       6,110

NET ASSETS AT BEGINNING OF PERIOD                        39,382       44,862        16,169       18,012      15,453       9,343
                                                     ----------   ----------   -----------   ----------   ---------   ---------

NET ASSETS AT END OF PERIOD                          $   28,159   $   39,382   $    44,862   $   21,684   $  18,012   $  15,453
                                                     ==========   ==========   ===========   ==========   =========   =========

UNITS OUTSTANDING
  Units outstanding at beginning of period            1,319,690      903,625       688,446      816,699     625,398     432,028
    Units issued                                      1,133,464    1,375,556     1,696,464      708,408     406,876     748,162
    Units redeemed                                     (770,461)    (959,491)   (1,481,285)    (413,621)   (215,575)   (554,792)
                                                     ----------   ----------   -----------   ----------   ---------   ---------
  Units outstanding at end of period                  1,682,693    1,319,690       903,625    1,111,486     816,699     625,398
                                                     ==========   ==========   ===========   ==========   =========   =========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                         JANUS ASPEN SERIES SUB-ACCOUNTS
                                                     -----------------------------------------------------------------------
                                                             FLEXIBLE INCOME                          GROWTH
                                                     -------------------------------   -------------------------------------
                                                       2001        2000       1999        2001          2000         1999
                                                     ---------   --------   --------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $     152   $     95   $    101   $      (360)  $      626   $     (162)
Net realized gains (losses)                                 15        (15)         8        (2,587)       6,389        2,164
Change in unrealized gains (losses)                         13         25        (88)       (8,511)     (14,506)       7,860
                                                     ---------   --------   --------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS          180        105         21       (11,458)      (7,491)       9,862
                                                     ---------   --------   --------   -----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits                                                   940        428        668        10,579       12,228        7,439
Payments on termination                                   (295)       (62)       (67)       (1,398)      (1,533)        (706)
Cost of Insurance                                         (231)      (101)       (88)       (3,034)      (2,118)      (1,402)
Loans - net                                                (19)        46        (16)         (265)        (588)        (425)
Transfers among the sub-accounts and with the Fixed
 Account - net                                           1,038        (80)      (339)          253        4,220        2,467
                                                     ---------   --------   --------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                            1,433        231        158         6,135       12,209        7,373
                                                     ---------   --------   --------   -----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS                        1,613        336        179        (5,323)       4,718       17,235

NET ASSETS AT BEGINNING OF PERIOD                        2,184      1,848      1,669        41,040       36,322       19,087
                                                     ---------   --------   --------   -----------   ----------   ----------

NET ASSETS AT END OF PERIOD                          $   3,797   $  2,184   $  1,848   $    35,717   $   41,040   $   36,322
                                                     =========   ========   ========   ===========   ==========   ==========

UNITS OUTSTANDING
  Units outstanding at beginning of period             149,975    129,587    107,261     1,670,749    1,119,892      772,270
    Units issued                                       266,679     69,745    106,346     2,174,917    1,404,542      775,794
    Units redeemed                                    (167,379)   (49,357)   (84,020)   (1,758,501)    (853,685)    (428,172)
                                                     ---------   --------   --------   -----------   ----------   ----------
  Units outstanding at end of period                   249,275    149,975    129,587     2,087,165    1,670,749    1,119,892
                                                     =========   ========   ========   ===========   ==========   ==========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                                                    LSA VARIABLE SERIES TRUST
                                                         JANUS ASPEN SERIES SUB-ACCOUNTS                   SUB-ACCOUNTS
                                                     ---------------------------------------   ------------------------------------
                                                                                                                            LSA
                                                                                                 LSA          LSA       DIVERSIFIED
                                                                WORLDWIDE GROWTH               BALANCED   BASIC VALUE     MID CAP
                                                     ---------------------------------------   --------   -----------   -----------
                                                        2001          2000          1999       2001 (a)    2001 (a)      2001 (a)
                                                     -----------   -----------   -----------   --------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $      (253)  $       608   $      (262)  $ 0.008      $    -         $   -
Net realized gains (losses)                               (8,734)       16,030         5,892     0.002           -             -
Change in unrealized gains (losses)                       (3,912)      (26,185)       15,622    (0.010)          -             -
                                                     -----------   -----------   -----------   -------      ------         -----
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS        (12,899)       (9,547)       21,252         -           -             -
                                                     -----------   -----------   -----------   -------      ------         -----

INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits                                                  10,779        13,522         8,715     0.459           2             1
Payments on termination                                   (1,299)       (1,731)         (789)        -           -             -
Cost of Insurance                                         (3,498)       (2,706)       (1,965)   (0.303)          -             -
Loans - net                                                 (652)       (1,010)       (1,253)        -           -             -
Transfers among the sub-accounts and with the Fixed
 Account - net                                            (1,849)        1,103        (2,098)        -           9             4
                                                     -----------   -----------   -----------   -------      ------         -----
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                              3,481         9,178         2,610     0.156          11             5
                                                     -----------   -----------   -----------   -------      ------         -----

INCREASE (DECREASE) IN NET ASSETS                         (9,418)         (369)       23,862     0.156          11             5

NET ASSETS AT BEGINNING OF PERIOD                         53,465        53,834        29,972         -           -             -
                                                     -----------   -----------   -----------   -------      ------         -----

NET ASSETS AT END OF PERIOD                          $    44,047   $    53,465   $    53,834   $ 0.156      $   11         $   5
                                                     ===========   ===========   ===========   =======      ======         =====

UNITS OUTSTANDING
  Units outstanding at beginning of period             1,937,334     1,472,272     1,240,765         -           -             -
    Units issued                                       6,665,943     4,187,894     1,513,390        44       1,468           890
    Units redeemed                                    (6,374,725)   (3,722,832)   (1,281,883)      (29)       (452)         (446)
                                                     -----------   -----------   -----------   -------      ------         -----
  Units outstanding at end of period                   2,228,552     1,937,334     1,472,272        15       1,016           444
                                                     ===========   ===========   ===========   =======      ======         =====

(a) For the Period Beginning October 22, 2001 and Ended December 31, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                       LSA VARIABLE SERIES      MFS VARIABLE INSURANCE TRUST
                                                       TRUST SUB-ACCOUNTS               SUB-ACCOUNTS
                                                     -----------------------   ------------------------------
                                                     LSA MID CAP   LSA VALUE
                                                        VALUE       EQUITY       MFS EMERGING GROWTH SERIES
                                                     -----------   ---------   ------------------------------
                                                      2001 (a)     2001 (a)      2001       2000       1999
                                                     -----------   ---------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                            $  -        $ 0.001    $    (65)  $    (37)  $      -
Net realized gains (losses)                                -          0.002          77        107         16
Change in unrealized gains (losses)                        -         (0.001)     (1,167)      (644)       246
                                                        ----        -------    --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS          -          0.002      (1,155)      (574)       262
                                                        ----        -------    --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits                                                   3          0.093       2,332      2,430        550
Payments on termination                                    -              -         (94)       (10)         -
Cost of Insurance                                          -         (0.044)       (368)      (169)       (30)
Loans - net                                                -              -           4         (1)         -
Transfers among the sub-accounts and with the Fixed
 Account - net                                             4          0.090         (79)       345        (22)
                                                        ----        -------    --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                              7          0.139       1,795      2,595        498
                                                        ----        -------    --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS                          7          0.141         640      2,021        760

NET ASSETS AT BEGINNING OF PERIOD                          -              -       2,784        763          3
                                                        ----        -------    --------   --------   --------

NET ASSETS AT END OF PERIOD                             $  7        $ 0.141    $  3,424   $  2,784   $    763
                                                        ====        =======    ========   ========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of period                 -              -     166,002     36,580        268
    Units issued                                         664             20     160,444    177,954     51,902
    Units redeemed                                        (5)            (7)    (19,417)   (48,532)   (15,590)
                                                        ----        -------    --------   --------   --------
  Units outstanding at end of period                     659             13     307,029    166,002     36,580
                                                        ====        =======    ========   ========   ========

(a) For the Period Beginning October 22, 2001 and Ended December 31, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                    MFS VARIABLE INSURANCE TRUST SUB-ACCOUNTS
                                                     ------------------------------------------------------------------------
                                                      MFS INVESTORS TRUST SERIES (b)           MFS NEW DISCOVERY SERIES
                                                     ---------------------------------   ------------------------------------
                                                       2001        2000        1999        2001        2000          1999
                                                     ---------   ---------   ---------   --------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $    (20)   $     (7)   $      -    $   (28)    $     (11)    $      -
Net realized gains (losses)                                41          12           2         32            90          (23)
Change in unrealized gains (losses)                      (328)         (8)         19        (69)         (147)         158
                                                     --------    --------    --------    --------    ---------     --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS        (307)         (3)         21        (65)          (68)         135
                                                     --------    --------    --------    --------    ---------     --------

INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS
Deposits                                                1,437         973         341      1,254           840          140
Payments on termination                                   (17)         (8)          -        (28)           (1)           -
Cost of Insurance                                        (163)        (61)        (22)      (183)          (49)         (10)
Loans - net                                                 4          (1)          -          -             -            -
Transfers among the sub-accounts and with the Fixed
 Account - net                                            105          17         102         61           (82)         347
                                                     --------    --------    --------    --------    ---------     --------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                           1,366         920         421      1,104           708          477
                                                     --------    --------    --------    --------    ---------     --------

INCREASE (DECREASE) IN NET ASSETS                       1,059         917         442      1,039           640          612

NET ASSETS AT BEGINNING OF PERIOD                       1,362         445           3      1,252           612            -
                                                     --------    --------    --------    --------    ---------     --------

NET ASSETS AT END OF PERIOD                          $  2,421    $  1,362    $    445    $ 2,291     $   1,252     $    612
                                                     ========    ========    ========    ========    =========     ========

UNITS OUTSTANDING
  Units outstanding at beginning of period            113,653      37,045         266     64,571        30,949           23
    Units issued                                      134,764     138,120      52,113     78,577       141,293       86,444
    Units redeemed                                     (8,039)    (61,512)    (15,334)   (18,744)     (107,671)     (55,518)
                                                     --------    --------    --------    --------    ---------     --------
  Units outstanding at end of period                  240,378     113,653      37,045    124,404        64,571       30,949
                                                     ========    ========    ========    ========    =========     ========

(b) Previously Known as Growth with Income Series

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                MFS VARIABLE INSURANCE TRUST SUB-ACCOUNTS
                                                     ---------------------------------------------------------------
                                                          MFS RESEARCH SERIES            MFS TOTAL RETURN SERIES
                                                     ------------------------------   ------------------------------
                                                       2001       2000       1999       2001       2000       1999
                                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $    (22)  $     (8)  $      -   $      1   $      4   $      1
Net realized gains (losses)                               117         42          3         44          9          1
Change in unrealized gains (losses)                      (423)      (136)        46        (51)        55         (3)
                                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS        (328)      (102)        49         (6)        68         (1)
                                                     --------   --------   --------   --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                  864        837        267      1,472        335        242
Payments on termination                                   (41)        (6)        (1)       (76)        (5)         -
Cost of Insurance                                        (132)       (53)       (19)      (153)       (26)        (9)
Loans - net                                                 -          -          -          -          -          -
Transfers among the sub-accounts and with the Fixed
 Account - net                                            (48)       130         38        661        (14)        38
                                                     --------   --------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                             643        908        285      1,904        290        271
                                                     --------   --------   --------   --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS                         315        806        334      1,898        358        270

NET ASSETS AT BEGINNING OF PERIOD                       1,144        338          4        650        292         22
                                                     --------   --------   --------   --------   --------   --------

NET ASSETS AT END OF PERIOD                          $  1,459   $  1,144   $    338   $  2,548   $    650   $    292
                                                     ========   ========   ========   ========   ========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of period             87,078     24,490        337     50,971     26,588      2,047
    Units issued                                       67,452     76,062     36,202    164,806     42,719     29,547
    Units redeemed                                    (13,492)   (13,474)   (12,049)   (16,348)   (18,336)    (5,006)
                                                     --------   --------   --------   --------   --------   --------
  Units outstanding at end of period                  141,038     87,078     24,490    199,429     50,971     26,588
                                                     ========   ========   ========   ========   ========   ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                       OCC
                                                   ACCUMULATION
                                                      TRUST
                                                   SUB-ACCOUNT     SCUDDER VARIABLE SERIES I SUB-ACCOUNTS
                                                  --------------   ---------------------------------------
                                                   OCC SCIENCE
                                                  AND TECHNOLOGY                  BALANCED
                                                  --------------   ---------------------------------------
                                                     2001 (a)         2001          2000          1999
                                                  --------------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS
Net investment income (loss)                         $      -       $      9      $      3      $      -
Net realized gains (losses)                                 -             36            67             2
Change in unrealized gains (losses)                        (1)          (119)          (96)           28
                                                     --------       --------      --------      --------
INCREASE (DECREASE) IN NET ASSETS FROM
 OPERATIONS                                                (1)           (74)          (26)           30
                                                     --------       --------      --------      --------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                    1            646           458           259
Payments on termination                                     -            (23)            -             -
Cost of Insurance                                          (1)          (110)          (35)           (9)
Loans - net                                                 -              2             -             -
Transfers among the sub-accounts and with the
 Fixed Account - net                                       19            523            83            99
                                                     --------       --------      --------      --------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                              19          1,038           506           349
                                                     --------       --------      --------      --------

INCREASE (DECREASE) IN NET ASSETS                          18            964           480           379

NET ASSETS AT BEGINNING OF PERIOD                           -            862           382             3
                                                     --------       --------      --------      --------

NET ASSETS AT END OF PERIOD                          $     18       $  1,826      $    862      $    382
                                                     ========       ========      ========      ========

UNITS OUTSTANDING
  Units outstanding at beginning of period                  -         68,769        29,889           289
    Units issued                                        1,723         91,690        48,647        40,265
    Units redeemed                                        (16)        (5,350)       (9,767)      (10,665)
                                                     --------       --------      --------      --------
  Units outstanding at end of period                    1,707        155,109        68,769        29,889
                                                     ========       ========      ========      ========

(a) For the Period Beginning October 22, 2001 and Ended December 31, 2001

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                 SCUDDER VARIABLE SERIES I SUB-ACCOUNTS
                                                     ---------------------------------------------------------------
                                                                  BOND                       GLOBAL DISCOVERY
                                                     -------------------------------   -----------------------------
                                                       2001        2000       1999       2001       2000      1999
                                                     ---------   --------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $      93   $     72   $     19   $    (11)  $     (3)  $     -
Net realized gains (losses)                                 22         (4)         6        (21)        22       (10)
Change in unrealized gains (losses)                         43        146        (42)      (206)      (111)       26
                                                     ---------   --------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS          158        214        (17)      (238)       (92)       16
                                                     ---------   --------   --------   --------   --------   -------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                 1,603        771        802        727        628        66
Payments on termination                                   (137)       (12)       (13)       (20)        (2)        -
Cost of Insurance                                         (390)      (110)       (75)      (126)       (47)       (6)
Loans - net                                                (41)       (29)       (18)         -          -         -
Transfers among the sub-accounts and with the Fixed
 Account - net                                           1,022        531         61        (65)       153        27
                                                     ---------   --------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                            2,057      1,151        757        516        732        87
                                                     ---------   --------   --------   --------   --------   -------

INCREASE (DECREASE) IN NET ASSETS                        2,215      1,365        740        278        640       103

NET ASSETS AT BEGINNING OF PERIOD                        2,835      1,470        730        746        106         3
                                                     ---------   --------   --------   --------   --------   -------

NET ASSETS AT END OF PERIOD                          $   5,050   $  2,835   $  1,470   $  1,024   $    746   $   106
                                                     =========   ========   ========   ========   ========   =======

UNITS OUTSTANDING
  Units outstanding at beginning of period             235,090    128,064     56,425     43,895      5,918       259
    Units issued                                       299,113    163,788    143,273     46,703     69,536    13,973
    Units redeemed                                    (136,990)   (56,762)   (71,634)   (10,749)   (31,559)   (8,314)
                                                     ---------   --------   --------   --------   --------   -------
  Units outstanding at end of period                   397,213    235,090    128,064     79,849     43,895     5,918
                                                     =========   ========   ========   ========   ========   =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                                SCUDDER VARIABLE SERIES I SUB-ACCOUNTS
                                                     ------------------------------------------------------------
                                                          GROWTH AND INCOME                INTERNATIONAL
                                                     ---------------------------   ------------------------------
                                                      2001      2000      1999       2001       2000       1999
                                                     -------   -------   -------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $    (3)  $     -   $     -   $    (23)  $    (11)  $      -
Net realized gains (losses)                                5         3         1        124         40         (3)
Change in unrealized gains (losses)                      (61)      (17)        2       (407)      (142)        56
                                                     -------   -------   -------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS        (59)      (14)        3       (306)      (113)        53
                                                     -------   -------   -------   --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                 426       238       173        570        419        131
Payments on termination                                  (30)       (4)        -         (8)        (5)         -
Cost of Insurance                                        (60)      (23)       (6)       (69)       (28)        (8)
Loans - net                                                -        (1)        -          -          -          -
Transfers among the sub-accounts and with the Fixed
 Account - net                                            56        30         9        149        103         74
                                                     -------   -------   -------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                            392       240       176        642        489        197
                                                     -------   -------   -------   --------   --------   --------

INCREASE (DECREASE) IN NET ASSETS                        333       226       179        336        376        250

NET ASSETS AT BEGINNING OF PERIOD                        408       182         3        630        254          4
                                                     -------   -------   -------   --------   --------   --------

NET ASSETS AT END OF PERIOD                          $   741   $   408   $   182   $    966   $    630   $    254
                                                     =======   =======   =======   ========   ========   ========

UNITS OUTSTANDING
  Units outstanding at beginning of period            37,197    16,232       299     49,923     15,761        402
    Units issued                                      47,538    27,674    19,621     64,327     52,564     36,325
    Units redeemed                                    (8,687)   (6,709)   (3,688)    (3,482)   (18,402)   (20,966)
                                                     -------   -------   -------   --------   --------   --------
  Units outstanding at end of period                  76,048    37,197    16,232    110,768     49,923     15,761
                                                     =======   =======   =======   ========   ========   ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                          STRONG OPPORTUNITY           STRONG VARIABLE INSURANCE
                                                       FUND II, INC. SUB-ACCOUNT       FUNDS, INC. SUB-ACCOUNTS
                                                     -----------------------------   -----------------------------
                                                          OPPORTUNITY FUND II              DISCOVERY FUND II
                                                     -----------------------------   -----------------------------
                                                       2001       2000      1999       2001       2000      1999
                                                     --------   --------   -------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $    (22)  $     (8)  $     -   $     (5)  $     (2)  $     -
Net realized gains (losses)                               413        131         1         28          4         -
Change in unrealized gains (losses)                      (426)      (105)       25        (34)       (28)       10
                                                     --------   --------   -------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS         (35)        18        26        (11)       (26)       10
                                                     --------   --------   -------   --------   --------   -------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                1,287        663       218        618        251        47
Payments on termination                                   (16)        (1)        -        (18)         -         -
Cost of Insurance                                        (151)       (39)       (5)       (57)       (15)       (1)
Loans - net                                                 9          -         -          1          -         -
Transfers among the sub-accounts and with the Fixed
 Account - net                                            718        169       (12)      (536)       256         -
                                                     --------   --------   -------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                           1,847        792       201          8        492        46
                                                     --------   --------   -------   --------   --------   -------

INCREASE (DECREASE) IN NET ASSETS                       1,812        810       227         (3)       466        56

NET ASSETS AT BEGINNING OF PERIOD                       1,039        229         2        522         56         -
                                                     --------   --------   -------   --------   --------   -------

NET ASSETS AT END OF PERIOD                          $  2,851   $  1,039   $   229   $    519   $    522   $    56
                                                     ========   ========   =======   ========   ========   =======

UNITS OUTSTANDING
  Units outstanding at beginning of period             65,765     15,433       171     42,867      4,809         -
    Units issued                                      129,310     67,094    21,676     25,647     55,587    10,500
    Units redeemed                                     (7,686)   (16,762)   (6,414)   (27,536)   (17,529)   (5,691)
                                                     --------   --------   -------   --------   --------   -------
  Units outstanding at end of period                  187,389     65,765    15,433     40,978     42,867     4,809
                                                     ========   ========   =======   ========   ========   =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                        STRONG VARIABLE INSURANCE          T. ROWE PRICE EQUITY
                                                        FUNDS, INC. SUB-ACCOUNTS         SERIES, INC. SUB-ACCOUNTS
                                                     -------------------------------   -----------------------------
                                                         MID CAP GROWTH FUND II         T. ROWE PRICE EQUITY INCOME
                                                     -------------------------------   -----------------------------
                                                       2001       2000        1999       2001       2000      1999
                                                     --------   ---------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $    (53)  $     (22)  $      -   $      1   $      4   $     2
Net realized gains (losses)                              (264)        239         31         38         29        10
Change in unrealized gains (losses)                      (647)       (779)       175        (21)        38       (13)
                                                     --------   ---------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS        (964)       (562)       206         18         71        (1)
                                                     --------   ---------   --------   --------   --------   -------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                1,856       1,594        406      1,329        314       174
Payments on termination                                   (92)         (8)         -       (121)        (4)        -
Cost of Insurance                                        (260)       (105)       (11)      (169)       (34)       (7)
Loans - net                                                (1)         (1)         -          -         (1)        -
Transfers among the sub-accounts and with the Fixed
 Account - net                                           (324)        669         22      1,406         19        29
                                                     --------   ---------   --------   --------   --------   -------
INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS                                           1,179       2,149        417      2,445        294       196
                                                     --------   ---------   --------   --------   --------   -------

INCREASE (DECREASE) IN NET ASSETS                         215       1,587        623      2,463        365       195

NET ASSETS AT BEGINNING OF PERIOD                       2,210         623          -        565        200         5
                                                     --------   ---------   --------   --------   --------   -------

NET ASSETS AT END OF PERIOD                          $  2,425   $   2,210   $    623   $  3,028   $    565   $   200
                                                     ========   =========   ========   ========   ========   =======

UNITS OUTSTANDING
  Units outstanding at beginning of period            119,201      28,622          -     44,435     17,787       489
    Units issued                                      122,860     347,660    122,046    226,157     76,946    26,562
    Units redeemed                                    (53,165)   (257,081)   (93,424)   (35,684)   (50,298)   (9,264)
                                                     --------   ---------   --------   --------   --------   -------
  Units outstanding at end of period                  188,896     119,201     28,622    234,908     44,435    17,787
                                                     ========   =========   ========   ========   ========   =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                            T. ROWE PRICE EQUITY SERIES, INC. SUB-ACCOUNTS
                                                     ------------------------------------------------------------
                                                                                            T. ROWE PRICE
                                                     T. ROWE PRICE MID-CAP GROWTH         NEW AMERICA GROWTH
                                                     -----------------------------   ----------------------------
                                                       2001       2000      1999       2001      2000      1999
                                                     --------   --------   -------   --------   -------   -------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $    (24)  $     (7)  $     -   $     (4)  $    (2)  $     -
Net realized gains (losses)                               (18)        24         2        (22)       30         4
Change in unrealized gains (losses)                       125        (22)       41        (24)      (54)        4
                                                     --------   --------   -------   --------   -------   -------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS          83         (5)       43        (50)      (26)        8
                                                     --------   --------   -------   --------   -------   -------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                1,639        605       266        221       186        97
Payments on termination                                   (37)        (2)        -        (18)       (2)        -
Cost of Insurance                                        (210)       (51)       (9)       (48)      (17)       (5)
Loans - net                                                 1          -         -         (1)       (1)        -
Transfers among the sub-accounts
 and with the Fixed Account - net                         (60)       613        35        136        28        (8)
                                                     --------   --------   -------   --------   -------   -------
INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS                              1,333      1,165       292        290       194        84
                                                     --------   --------   -------   --------   -------   -------

INCREASE (DECREASE) IN NET ASSETS                       1,416      1,160       335        240       168        92

NET ASSETS AT BEGINNING OF PERIOD                       1,502        342         7        263        95         3
                                                     --------   --------   -------   --------   -------   -------

NET ASSETS AT END OF PERIOD                          $  2,918   $  1,502   $   342   $    503   $   263   $    95
                                                     ========   ========   =======   ========   =======   =======

UNITS OUTSTANDING
  Units outstanding at beginning of period             97,804     23,918       566     23,073     7,423       229
    Units issued                                      186,120    149,608    25,780     42,250    19,886     9,713
    Units redeemed                                    (92,175)   (75,722)   (2,428)   (15,184)   (4,236)   (2,519)
                                                     --------   --------   -------   --------   -------   -------
  Units outstanding at end of period                  191,749     97,804    23,918     50,139    23,073     7,423
                                                     ========   ========   =======   ========   =======   =======

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------

($ in thousands)

                                                        T. ROWE PRICE INTERNATIONAL
                                                         SERIES, INC. SUB-ACCOUNT
                                                     ---------------------------------
                                                     T. ROWE PRICE INTERNATIONAL STOCK
                                                     ---------------------------------
                                                       2001        2000        1999
                                                     ---------   ---------   ---------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income (loss)                         $     (2)   $     (1)   $      1
Net realized gains (losses)                               (14)         29          (2)
Change in unrealized gains (losses)                      (159)       (108)         28
                                                     --------    --------    --------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS        (175)        (80)         27
                                                     --------    --------    --------

INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL
 TRANSACTIONS
Deposits                                                  418         501         133
Payments on termination                                   (17)         (3)          -
Cost of Insurance                                         (65)        (26)         (4)
Loans - net                                                (1)          -           -
Transfers among the sub-accounts
 and with the Fixed Account - net                          26          36           8
                                                     --------    --------    --------
INCREASE (DECREASE) IN NET ASSETS
 FROM CAPITAL TRANSACTIONS                                361         508         137
                                                     --------    --------    --------

INCREASE (DECREASE) IN NET ASSETS                         186         428         164

NET ASSETS AT BEGINNING OF PERIOD                         592         164           -
                                                     --------    --------    --------

NET ASSETS AT END OF PERIOD                          $    778    $    592    $    164
                                                     ========    ========    ========

UNITS OUTSTANDING
  Units outstanding at beginning of period             49,886      11,367          10
    Units issued                                       44,855      67,045      23,560
    Units redeemed                                    (10,380)    (28,526)    (12,203)
                                                     --------    --------    --------
  Units outstanding at end of period                   84,361      49,886      11,367
                                                     ========    ========    ========

See notes to financial statements.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  ORGANIZATION

    Lincoln Benefit Life Variable Life Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Lincoln Benefit Life Company ("Lincoln Benefit"). The assets of the Account are legally segregated from those of Lincoln Benefit. Lincoln Benefit is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

    Lincoln Benefit issues three life insurance policies, the Investor's Select, the Consultant and the Consultant SL (collectively the "Policies"), the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. Absent any Policy provisions wherein Lincoln Benefit contractually guarantees either a minimum return or account value upon death, variable life policyholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

    THE ALGER AMERICAN FUND
      Growth
      Income and Growth
      Leveraged AllCap
      MidCap Growth
      Small Capitalization
    FEDERATED INSURANCE SERIES
      Federated Fund for U.S. Government
       Securities II
      Federated High Income Bond Fund II
      Federated Utility Fund II
    FIDELITY VARIABLE INSURANCE PRODUCTS FUND
      VIP Asset Manager
      VIP Contrafund
      VIP Equity-Income
      VIP Growth
      VIP Index 500
      VIP Money Market
      VIP Overseas
    IAI RETIREMENT FUNDS, INC.
      Balanced Portfolio
      Regional Portfolio
      Reserve Portfolio
    JANUS ASPEN SERIES
      Aggressive Growth
      Balanced
      Flexible Income
      Growth
      Worldwide Growth
    LSA VARIABLE SERIES TRUST
      LSA Balanced
      LSA Basic Value
      LSA Diversified Mid Cap
      LSA Mid Cap Value
      LSA Value Equity
    MFS VARIABLE INSURANCE TRUST
      MFS Emerging Growth Series
      MFS Investors Trust Series (Previously known
       as MFS Growth with Income Series)
      MFS New Discovery Series
      MFS Research Series
      MFS Total Return Series
    OCC ACCUMULATION TRUST
      OCC Science and Technology
    SCUDDER VARIABLE SERIES I
      Balanced
      Bond
      Global Discovery
      Growth and Income
      International
    STRONG OPPORTUNITY FUND II, INC.
      Opportunity Fund II
    STRONG VARIABLE INSURANCE FUNDS, INC
      Discovery Fund II
      Mid Cap Growth Fund II
    T. ROWE PRICE EQUITY SERIES, INC.
      T. Rowe Price Equity Income
      T. Rowe Price Mid-Cap Growth
      T. Rowe Price New America Growth
    T. ROWE PRICE INTERNATIONAL SERIES, INC.
      T. Rowe Price International Stock

--------------------------------------------------------------------------------

1.  ORGANIZATION (CONTINUED)

    Lincoln Benefit provides administrative and insurance services to the policyholders for a fee. Lincoln Benefit also maintains a fixed account ("Fixed Account"), to which policyholders may direct their deposits and receive a fixed rate of return. Lincoln Benefit has sole discretion to invest the assets of the Fixed Account, subject to applicable law.

    The LSA Variable Series Trust ("Trust") is managed by LSA Asset Management, LLC (the "Manager"), a wholly owned subsidiary of Allstate pursuant to an investment management agreement with the Trust. The Manager is entitled to receive a management fee from each sub-account investing in the Trust. Fees are payable monthly at an annual rate as a percentage of average daily net assets ranging from 0.75% to 1.05%.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices.

    INVESTMENT INCOME - Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

    REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Income from realized gain distributions are recorded on the Fund's ex-distribution date

    FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Lincoln Benefit. Lincoln Benefit is taxed as a life insurance company under the Code. No federal income taxes are allocable to the Account, as the Account did not generate taxable income.

    USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    OTHER - To conform with the 2001 presentation, certain amounts in the prior year's financial statements and notes have been reclassified. In addition, disclosures have been revised to adopt appropriate provisions of the AICPA Audit and Accounting Guide, AUDIT OF INVESTMENT COMPANIES.

3.  EXPENSES

    MORTALITY AND EXPENSE RISK CHARGE - Lincoln Benefit assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 0.70% to 0.72% per annum of the daily net assets of the Account, based on the selected rider options. The mortality and expense risk charge covers insurance benefits available with the Policies and certain expenses of the Policies. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Policies.

    ADMINISTRATIVE EXPENSE CHARGE - Lincoln Benefit Life deducts an administrative expense charge on a monthly or annual basis to cover expenses such as salaries, postage and periodic reports. The Investor's Select policy charges $5 a month, and the Consultant and Consultant SL policies charge $7.50 a month. In addition, the Investor's Select policies charge an annual administrative expense of 0.20% of the policy value on each policy anniversary during the first twelve policy years. The Consultant SL policies charge a monthly administrative expense of $.12 for each $1,000 of the policy's face amount during the first seven policy years.

    COST OF INSURANCE - Lincoln Benefit charges each contractholder monthly for cost of insurance. The cost of insurance is determined based upon several variables, including the contractholder's death benefit amount and Account value.

4.  PURCHASES OF INVESTMENTS

    The cost of purchases of investments for the year ended December 31, 2001 were as follows:

                                                                 PURCHASES
                                                              ----------------
                                                              ($ IN THOUSANDS)
Investments in The Alger American Fund Sub-Accounts:
    Growth                                                        $  2,151
    Income and Growth                                                2,180
    Leveraged AllCap                                                 1,979
    MidCap Growth                                                    7,264
    Small Capitalization                                             1,042
Investments in the Federated Insurance Series Sub-Accounts:
    Federated Fund for U.S. Government Securities II                 5,085
    Federated High Income Bond Fund II                               5,226
    Federated Utility Fund II                                        1,376
Investments in the Fidelity Variable Insurance Products Fund
 Sub-Accounts:
    VIP Asset Manager                                                1,812
    VIP Contrafund                                                  30,181
    VIP Equity-Income                                               20,253
    VIP Growth                                                      31,941
    VIP Index 500                                                    6,627
    VIP Money Market                                               233,531
    VIP Overseas                                                    64,521
Investments in the IAI Retirement Funds, Inc. Sub-Accounts:
    Balanced Portfolio                                                  22
    Regional Portfolio                                                 538
    Reserve Portfolio                                                   26
Investments in the Janus Aspen Series Sub-Accounts:
    Aggressive Growth                                               10,057
    Balanced                                                         8,027
    Flexible Income                                                  3,169
    Growth                                                          19,460
    Worldwide Growth                                               100,742
Investments in the LSA Variable Series Trust Sub-Accounts:
    LSA Balanced                                                         -
    LSA Basic Value                                                     15
    LSA Diversified Mid Cap                                              9
    LSA Mid Cap Value                                                    7
    LSA Value Equity                                                     -

    The cost of purchases of investments for the year ended December 31, 2001 were as follows:

                                                                 PURCHASES
                                                              ----------------
                                                              ($ IN THOUSANDS)
Investments in the MFS Variable Insurance Trust
 Sub-Accounts:
    MFS Emerging Growth Series                                    $  2,146
    MFS Investors Trust Series                                       1,482
    MFS New Discovery Series                                         1,473
    MFS Research Series                                                964
    MFS Total Return Series                                          2,161
Investments in the OCC Accumulation Trust Sub-Account:
    OCC Science and Technology                                          19
Investments in the Scudder Variable Series I Sub-Accounts:
    Balanced                                                         1,157
    Bond                                                             3,237
    Global Discovery                                                   665
    Growth and Income                                                  490
    International                                                      796
Investments in the Strong Opportunity Fund II, Inc.
 Sub-Account:
    Opportunity Fund II                                              2,388
Investments in the Strong Variable Insurance Funds, Inc.
 Sub-Accounts:
    Discovery Fund II                                                1,016
    Mid Cap Growth Fund II                                           1,896
Investments in the T. Rowe Price Equity Series, Inc.
 Sub-Accounts:
    T. Rowe Price Equity Income                                      2,948
    T. Rowe Price Mid-Cap Growth                                     2,624
    T. Rowe Price New America Growth                                  442
Investments in the T. Rowe Price International Series, Inc.
 Sub-Account:
    T. Rowe Price International Stock                                  475
                                                                  --------
                                                                  $583,620
                                                                  ========

5.  FINANCIAL HIGHLIGHTS

    The accumulation unit value, the investment income ratio, the expense ratio assessed by Lincoln Benefit, and the total return is presented for each sub-account. Expense ratio as explained in Note 3, represent mortality and expense risk and administrative expense charges.

ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

    * INVESTMENT INCOME RATIO - These represent dividends, excluding realized gain distributions, received by the sub-account, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends in which the sub-accounts invest.

    ** EXPENSE RATIO - This represents the annualized contract expenses of the sub-account for the period and includes the mortality and expense risk and administrative expense charges. Excluded are expenses of the underlying fund portfolios and cost of insurance expenses.

    ***TOTAL RETURN - This represents the total return for the period and reflects a deduction only for expenses assessed through the daily unit value calculation.

    Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period.

                                                                       INVESTOR'S SELECT POLICIES
                                                     ----------------------------------------------------------------
                                                                                        FOR THE YEAR ENDED
                                                     AT DECEMBER 31, 2001               DECEMBER 31, 2001
                                                     ---------------------   ----------------------------------------
                                                         ACCUMULATION         INVESTMENT     EXPENSE       TOTAL
                                                          UNIT VALUE         INCOME RATIO*   RATIO**     RETURN***
                                                     ---------------------   -------------   -------   --------------
Investments in the Federated Insurance Series
 Sub-Accounts:
    Federated Fund for U.S. Government
      Securities II                                         $15.11                2.70%       0.90%              6.28%
    Federated High Income Bond Fund II                       13.83               10.88        0.90               0.67
    Federated Utility Fund II                                14.55                3.38        0.90             -14.33
Investments in the Fidelity Variable Insurance
 Products Fund Sub-Accounts:
    VIP Asset Manager                                        16.59                3.78        0.90              -4.76
    VIP Contrafund                                           17.76                0.74        0.90             -12.86
    VIP Equity-Income                                        23.89                1.63        0.90              -5.62
    VIP Growth                                               25.16                0.07        0.90             -18.23
    VIP Money Market                                         14.21                3.61        0.90               3.46
    VIP Overseas                                             12.80                6.92        0.90             -21.72
Investments in the IAI Retirement Funds, Inc.
 Sub-Accounts:
    Balanced Portfolio (c)                                   16.11                5.21        0.90              -2.68
    Regional Portfolio (c)                                   21.08                1.51        0.90              -3.94
    Reserve Portfolio (c)                                    12.87                1.29        0.90               0.50

(c) For the Period Beginning January 1, 2001 and Ended March 15, 2001

                                                                 INVESTOR'S SELECT POLICIES (CONTINUED)
                                                     ----------------------------------------------------------------
                                                                                        FOR THE YEAR ENDED
                                                     AT DECEMBER 31, 2001               DECEMBER 31, 2001
                                                     ---------------------   ----------------------------------------
                                                         ACCUMULATION         INVESTMENT     EXPENSE       TOTAL
                                                          UNIT VALUE         INCOME RATIO*   RATIO**     RETURN***
                                                     ---------------------   -------------   -------   --------------
Investments in the Janus Aspen Series Sub-Accounts:
    Aggressive Growth                                       $21.41               0.00%        0.90%            -39.88%
    Balanced                                                 25.97               2.81         0.90              -5.33
    Flexible Income                                          17.74               6.04         0.90               6.98
    Growth                                                   22.47               0.07         0.90             -25.26
    Worldwide Growth                                         25.65               0.49         0.90             -22.98
Investment in the Scudder Variable Series I
 Sub-Account:
    Bond                                                     14.68               3.37         0.90               5.00

                                                                  CONSULTANT AND CONSULTANT SL POLICIES
                                                     ----------------------------------------------------------------
                                                                                        FOR THE YEAR ENDED
                                                     AT DECEMBER 31, 2001               DECEMBER 31, 2001
                                                     ---------------------   ----------------------------------------
                                                         ACCUMULATION         INVESTMENT     EXPENSE       TOTAL
                                                          UNIT VALUE         INCOME RATIO*   RATIO**     RETURN***
                                                     ---------------------   -------------   -------   --------------
Investments in The Alger American Fund
 Sub-Accounts:
    Growth                                                  $12.04                0.23%       1.38%            -11.82%
    Income and Growth                                        13.93                0.35        1.63             -14.32
    Leveraged AllCap                                         14.48                0.00        1.43             -15.93
    MidCap Growth                                            15.68                0.00        1.42              -6.52
    Small Capitalization                                      8.36                0.04        1.47             -29.51
Investments in the Federated Insurance Series
 Sub-Accounts:
    Federated Fund for U.S. Government
      Securities II                                          12.18                2.70        1.34               7.03
    Federated High Income Bond Fund II                        9.33               10.88        1.45               1.38
    Federated Utility Fund II                                 8.94                3.38        1.06             -13.72
Investments in the Fidelity Variable Insurance
 Products Fund Sub-Accounts:
    VIP Asset Manager                                        11.11                3.78        0.97              -4.09
    VIP Contrafund                                           11.72                0.74        1.16             -12.24
    VIP Equity-Income                                        11.92                1.63        1.24              -4.96
    VIP Growth                                               11.77                0.07        1.35             -17.65
    VIP Index 500                                            10.97                0.96        1.44             -12.10
    VIP Money Market                                         11.88                3.61        1.18               4.19
    VIP Overseas                                              9.59                6.92        1.55             -21.17
Investments in the Janus Aspen
 Series Sub-Accounts:
    Aggressive Growth                                        11.47                0.00        1.64             -39.45
    Balanced                                                 13.86                2.81        1.23              -4.67
    Flexible Income                                          11.98                6.04        0.99               7.74
    Growth                                                   11.03                0.07        1.31             -24.73
    Worldwide Growth                                         11.54                0.49        1.41             -22.44
Investments in the LSA Variable Series Trust
 Sub-Accounts:
    LSA Balanced (a)                                         10.13                9.65        0.72               1.28
    LSA Basic Value (a)                                      10.80                0.02        0.72               7.97
    LSA Diversified Mid Cap (a)                              10.91                0.13        0.72               9.08
    LSA Mid Cap Value (a)                                    10.89                0.56        0.72               8.92
    LSA Value Equity (a)                                     10.58                1.42        0.72               5.84

(a) For the Period Beginning October 22, 2001 and Ended December 31, 2001

                                                            CONSULTANT AND CONSULTANT SL POLICIES (CONTINUED)
                                                     ----------------------------------------------------------------
                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                     AT DECEMBER 31, 2001                      2001
                                                     ---------------------   ----------------------------------------
                                                         ACCUMULATION         INVESTMENT     EXPENSE       TOTAL
                                                          UNIT VALUE         INCOME RATIO*   RATIO**     RETURN***
                                                     ---------------------   -------------   -------   --------------
Investments in the MFS Variable Insurance Trust
 Sub-Accounts:
    MFS Emerging Growth Series                              $11.15               0.00%        2.00%            -33.49%
    MFS Investors Trust Series (b)                           10.07               0.53         1.32             -15.95
    MFS New Discovery Series                                 18.41               0.00         1.37              -5.03
    MFS Research Series                                      10.34               0.01         1.54             -21.25
    MFS Total Return Series                                  12.78               1.79         1.36               0.25
Investments in the OCC Accumulation Trust
 Sub-Account:
    OCC Science and Technology (a)                           10.82               0.00         0.72               8.18
Investments in the Scudder Variable Series I
 Sub-Accounts:
    Balanced                                                 11.77               1.98         1.21              -6.06
    Bond                                                     11.85               3.37         1.01               5.75
    Global Discovery                                         12.82               0.00         1.19             -24.59
    Growth and Income                                         9.74               0.97         1.50             -11.30
    International                                             8.72               0.36         2.74             -30.86
Investment in the Strong Opportunity
 Fund II, Inc. Sub-Account:
    Opportunity Fund II                                      15.21               0.52         1.39              -3.70
Investments in the Strong Variable Insurance
 Funds, Inc. Sub-Accounts:
    Discovery Fund II                                        12.66               0.95         1.51               4.08
    Growth Fund II                                           12.84               0.00         2.20             -30.77
Investments in the T. Rowe Price Equity
 Series, Inc. Sub-Accounts:
    T. Rowe Price Equity Income                              12.89               1.64         1.18               1.46
    T. Rowe Price Mid-Cap Growth                             15.22               0.00         1.01              -0.92
    T. Rowe Price New America Growth                         10.04               0.00         0.87             -11.84
Investment in the T. Rowe Price International
 Series, Inc. Sub-Account:
    T. Rowe Price International Stock                         9.23               2.37         2.45             -22.21

(a) For the Period Beginning October 22, 2001 and Ended December 31, 2001

(b) Previously known as Growth with Income Series

PART C
OTHER INFORMATION

Item 27.
EXHIBITS

         (a) Resolution of the Board of Directors of Lincoln Benefit Life Company authorizing establishment of Registrant. (1)

         (b)      Custodian Agreement (Not Applicable)


         (c) (i) Form of Principal Underwriting Agreement (2) (ii) Form of Selling Agreement (3) (iii) Schedule of Sales Commissions ((filed herewith)

         (d) Form of the Consultant Protector Flexible Premium Variable Universal Life Policy (9)

         (e)      Application Form (filed herewith)


         (f) (1) Certificate of Incorporation of Lincoln Benefit (1) (2) By-laws of Lincoln Benefit. (1)

         (g)      Contracts of Reinsurance. (4)

         (h)      Fund Participation Agreements:

                       (a) Form of Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc, Lincoln Benefit Life Company, and ALFS, Inc. (5)

                       (b) Participation Agreement among the Alger American Fund, Lincoln Benefit Life Company and Fred Alger and Company, Incorporated. (1)

                       (c) Participation Agreement among Lincoln Benefit Life Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (1)

                       (d) Participation Agreement among Lincoln Benefit Life Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation. (1)

                       (e) Fund Participation Agreement (Service Shares) between Janus Aspen Series and Lincoln Benefit Life Company. (5)

                       (f) Form of Participation Agreement among Lincoln Benefit Life Company, Lazard Asset Management and Lazard Retirement Series, Inc. (7)

                       (g) Form of Participation Agreement between Lincoln Benefit Life Company and LSA Variable Series Trust. (6)

                       (h) Form of Participation Agreement among MFS Variable Insurance Trust, Lincoln Benefit Life Company, and Massachusetts Financial Services Company. (1)

                       (i) (1) Form of Participation Agreement between Lincoln Benefit Life Company and OCC Accumulation Trust. (7)

                       (i) (2) Amendment to Participation Agreement among OCC Accumulation Trust, OCC Distributors and Lincoln Benefit Life Company.
         (8)

                       (j) Form of Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and Lincoln Benefit Life Company. (5)

                       (k) Form of Participation Agreement among Panorama Series Fund, OppenheimerFunds, Inc., and Lincoln Benefit Life Company. (5)

                       (l) Form of Participation Agreement among PIMCO Variable Insurance Trust, Lincoln Benefit Life Company and PIMCO Funds Distributor LLC. (7)

                       (m) Form of Participation Agreement among Putnam Variable Trust, Putnam Retail Management, Inc., and Lincoln Benefit Life Company. (5)

                       (n) Form of Participation Agreement among Rydex Variable Trust, Padco Financial Services, and Lincoln Benefit Life Company. (8)

                       (o) Form of Participation Agreement between Salomon Brothers Variable Series Fund, Inc., Salomon Brothers Asset Management, Inc. and Lincoln Benfit Life Company. (7)


                       (p) Fund Participation Agreement between Lincoln Benefit Life Company, Scudder Variable Insurance Trust, and Deutsche Asset Management, Inc. (9).


                       (q) Participation Agreement between Scudder Variable Life Investment Fund and Lincoln Benefit Life Company. (1)

                       (r) Form of Participation Agreement among Lincoln Benefit Life Company, T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and T. Rowe Price Investment Services, Inc.
         (1)

                       (m) Form of Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds, Inc., Van Kampen Asset Management, Inc., and Lincoln Benefit Life Company. (5)

                       (n) Form of Participation Agreement among Lincoln Benefit Life Company, Van Kampen Universal Institutional Funds, and Miller Anderson & Sherrerd, LLP (7)

         (i) Administrative Contracts  (Not Applicable)

         (j) Other Material Contracts (Not Applicable)


         (k) Opinion and Consent of Counsel (filed herewith)

         (l) Actuarial Opinion and Consent (filed herewith)

         (m) Sample Calculations (9)


         (n) Other Consents


                  (1) Consent of Independent Auditors (filed herewith)

                  (2) Consent of Attorneys (filed herewith)


         (o) Omitted financial statements (Not applicable)

         (p) Initial Capital Arrangements (Not Applicable)


         (q) Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(ii) (9)

         (r) Table of Surrender Charge Factors and Percentages (filed herewith)


-----------------------


         (1) Incorporated by reference from Registration Statement on Form S-6 for Lincoln Benefit Life Variable Life Account, filed March 11, 1998 (File No. 333- 47717).

         (2) Incorporated by reference from Post-Effective Amendment No. 1 to Registration Statement on Form S-6 for Lincoln Benefit Life Variable Life Account, filed January 22, 1999 (File No. 333-47717).

         (3) Incorporated by reference from Post-Effective Amendment No. 3 to Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, filed April 1, 1999 (File No. 333-50545, 811-7924).

         (4) Incorporated by reference from Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, filed April 21, 1998 (File No. 333-50545, 811-7924).

         (5) Incorporated by reference from Post-Effective Amendment No. 1 to Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, filed August 8, 2001 (File No. 333-61146, 811-7924).

         (6) Incorporated by reference from Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, filed September 29, 1999 April 1, 1999 (File No. 333-82427, 811-7924).

         (7) Incorporated by reference from Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, filed July 8, 1999 (File No. 333-82427, 811-7924).

         (8) Incorporated by reference from Post-Effective Amendment No. 2 to Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, filed January 17, 2001 (File No. 333-82427, 811-7924).


        (9) Incorporated by reference from Registration Statement on Form N-6 for Lincoln Benefit Life Variable Life Account, filed September 27, 2002 (file No. 333-100132, 811-7972).



Item 28.
EXECUTIVE OFFICERS AND DIRECTORS OF LINCOLN BENEFIT

         Our directors and officers are listed below. The principal business address of each of the officers and directors listed below is 2940 South 84th St., Lincoln, Nebraska 68506-4142.

         Lawrence W. Dahl           Director, Executive Vice President
         Margaret G. Dyer           Director
         Marla G. Friedman          Director
         Douglas F. Gaer            Director, Executive Vice President
         John C. Lounds             Director
         J. Kevin McCarthy          Director

         Steven E. Shebik           Director, Senior Vice President and Chief Financial Officer
         Casey J. Sylla             Director, Chairman of the Board and Chief Executive Officer
         Michael J. Velotta         Director, Senior Vice President, General Counsel and Secretary
         B. Eugene Wraith           Director, President and Chief Operating Officer
         Samuel H. Pilch            Group Vice President and Controller
         Joseph P. Rath             Assistant Vice President, Assistant General Counsel and Assistant
                                    Secretary



         Eric A. Simonson           Senior Vice President and Chief Investment Officer
         Carol S. Watson            Senior Vice President
         Dean M. Way                Senior Vice President and Actuary
         James P. Zils              Treasurer
         Janet P. Anderbery         Vice President
         Joseph A. Angel            Regional Vice President
         Bob W. Birman              Vice President
         Teresa N. Carnazzo         Vice President
         William F. Emmons          Vice President, Assistant General Counsel & Assistant Secretary
         Georgia Feiste             Vice President
         Thomas S. Holt             Vice President
         Heidi Kelle                Vice President
         Scott Lawson               Vice President
         Sharyn L. Jenson           Vice President
         Maxine Payton              Vice President
         Barb Raymond               Vice President
         Stanley G. Shelley         Vice President
         Robert L. Vance            Vice President and Assistant Treasurer
         Jeanette Wellsandt         Vice President
         Errol Cramer               Appointed Actuary
         Joanne M. Derrig           Assistant Vice President and Chief Privacy Officer
         Philip Emmanuele           Assistant Vice President
         Karen C. Gardner           Assistant Vice President
         Susan L. Lees              Assistant Secretary
         Robert E. Transon          Assistant Vice President
         Barry S. Paul              Assistant Treasurer
         Timothy N. Vander Pas      Assistant Vice President



Item 29.
PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     See Annual Report on Form 10-K of the Allstate Corporation, File No. 1-11840, filed March 26, 2002.


Item 30:
INDEMNIFICATION

         The Articles of Incorporation of Lincoln Benefit Life Company (Depositor) provide for the indemnification of its directors and officers against expenses, judgments, fines and amounts paid in settlement as incurred by such person, so long as such person shall not have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company. This right of indemnity is not exclusive of other rights to which a director or officer may otherwise be entitled.

         The By-Laws of ALFS, Inc. (Distributor) provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of Delaware law. In general, Delaware law provides that a corporation may indemnify a director, officer, employee or agent against expenses, judgments, fines and amounts paid in settlement if that individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification shall be made for expenses, including attorney's fees, if the person shall have been judged to be liable to the corporation unless a court determines such person is entitled to such indemnity. Expenses incurred by such individual in defending any action or proceeding may be advanced by the corporation so long as the individual agrees to repay the corporation if it is later determined that he or she is not entitled to such indemnification.

         Under the terms of the form of Underwriting Agreement, the Depositor agrees to indemnify the distributor for any liability that the latter may incur to a Policy Owner or party-in-interest under a Policy, (a) arising out of any act or omission in the course of or in connection with rendering services under such Agreement, or (b) arising out of the purchase, retention or surrender of a Policy; provided, that the Depositor will not indemnify the Distributor for any such liability that results from the latter's willful misfeasance, bad faith or gross negligence, or from the reckless disregard by the latter of its duties and obligations under the Underwriting Agreement.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 31.
PRINCIPAL UNDERWRITERS

         ALFS, Inc., ("ALFS") serves as principal underwriter and distributor of the Policies. ALFS is a wholly-owned subsidiary of Allstate Life Insurance Company. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of the National Association of Securities Dealers, Inc.

         Lincoln Benefit does not pay ALFS any commission or other compensation. As stated in the SAI, under the underwriting agreement for the Policies, Lincoln Benefit reimburses ALFS for expenses incurred in distributing the Policies, including liability arising from services Lincoln Benefit provides on the Policies.

         ALFS also serves as distributor for the Lincoln Benefit Life Variable Annuity Account, which is another separate account of Lincoln Benefit. In addition, ALFS serves as the principal distributor of certain annuity and insurance products issued by the following companies and separate accounts, all of which are affiliates of ALFS and Lincoln Benefit:

         Allstate Life Insurance Company of New York
         Allstate Life of New York Separate Account
         Allstate Life of New York Variable Annuity Account
         Glenbrook Life & Annuity Company
         Glenbrook Life & Annuity Company Separate Account Variable Account Glenbrook Life Multi-Manager Variable Account
         Northbrook Variable Annuity Account
         Northbrook Life Insurance Company
         Northbrook Variable Annuity Account

         The following are the directors and officers of ALFS. The principal business address of each of the officers and directors listed below is 3100 Sanders Road, Northbrook, IL 60062.


                  John R. Hunter                     Director, President, Chief Executive Officer
                  Casey J. Sylla                     Director
                  Michael J. Velotta                 Director and Secretary
                  Marian Goll                        Vice President, Treasurer and Financial Operations Principal
                  Brent H. Hamann                    Vice President
                  Andrea J. Schur                    Vice President
                  Lisa A. Burnell                    Assistant Vice President and Compliance Officer
                  Joanne M. Derrig                   Assistant Vice President and Chief Privacy Officer
                  William F. Emmons                  Assistant Secretary
                  Susan M. Lees                      Assistant Secretary
                  Barry S. Paul                      Assistant Treasurer
                  Joseph P. Rath                     Assistant Vice President, Assistant General Counsel and

                                                     Assistant Secretary
                  James P. Zils                      Assistant Treasurer
                  Mary Claire Sheehy                 Chief Operations Officer

Item 32.
LOCATION OF ACCOUNTS AND RECORDS

     The Depositor, Lincoln Benefit Life Company, is located at 2940 South 84th Street, Lincoln, Nebraska 68506.

     The Principal Underwriter, ALFS, Inc. is located at 3100 Sanders Road, Northbrook, Illinois 60062.

         Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.


Item 33.
MANAGEMENT SERVICES

         None.

Item 34.
REPRESENTATION OF REASONABLENESS OF FEES

         Lincoln Benefit Life Company hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Benefit.

SIGNATURES

     Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this Pre-Effective Amendment #1 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Lincoln, and State of Nebraska on this 17th day of December, 2002.

                         LINCOLN BENEFIT LIFE VARIABLE
                         LIFE ACCOUNT
                         (Registrant)

                         By:      Lincoln Benefit Life Company



                         By:      /s/ B. Eugene Wraith
                                  ---------------------------------------------
                                  B. Eugene Wraith
                                  President and Chief Operating Officer



                         LINCOLN BENEFIT LIFE COMPANY
                         (Depositor)


                         By:      /s/ B. Eugene Wraith
                                  ---------------------------------------------
                                  B. Eugene Wraith
                                  President and Chief Operating Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Pre-Effective Amendment #1 to the Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

         (Signature)                        (Title)                                          (Date)


/s/ B. Eugene Wraith
-----------------------------------         President, Chief Operating Officer               December 17, 2002
B. Eugene Wraith                            & Director
(Principal Executive Officer)



/s/ Samuel H. Pilch
----------------------------------          Group Vice President & Controller                December 17, 2002
Samuel H. Pilch
(Principal Accounting Officer)



/s/ James P. Zils
---------------------------------           Treasurer                                        December 17, 2002
James P. Zils
(Principal Financial Officer)



/s/ Lawrence W. Dahl
---------------------------------           Director, Executive Vice President               December 17, 2002
Lawrence W. Dahl



/s/ Margaret G. Dyer
--------------------------------            Director                                         December 17, 2002
Margaret G. Dyer



/s/ Marla G. Friedman
--------------------------------            Director                                         December 17, 2002
Marla G. Friedman



/s/ Douglas F. Gaer
--------------------------------            Director, Executive Vice President               December 17, 2002
Douglas F. Gaer



/s/ John C. Lounds
--------------------------------            Director                                         December 17, 2002
John C. Lounds



/s/ J. Kevin McCarthy
--------------------------------            Director                                         December 17, 2002
J. Kevin McCarthy



/s/ Steven E. Shebik
--------------------------------            Director, Senior Vice President and              December 17, 2002
Steven E. Shebik                            Chief Financial Officer




/s/ Casey J. Sylla
--------------------------------            Director, Chairman of the Board                  December 17, 2002
Casey J. Sylla                              and Chief Executive Officer





/s/ Michael J. Velotta
---------------------------------           Director, Senior Vice President,                 December 17, 2002
Michael J. Velotta                          General Counsel and Secretary



INDEX TO EXHIBITS

FOR

REGISTRATION STATEMENT ON FORM N-6

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT



         EXHIBIT NO.                                 SEQUENTIAL PAGE NO.


                  3(c)     Schedule of Sales Commissions

                  5        Application Form

                  11       Opinion and Consent of Counsel

                  12       Actuarial Opinion and Consent

                  14(a)    Consent of Independent Auditors

                  14(b)    Consent of Attorneys

                  18       Table of Surrender Charge Factors and Percentages